MarshMcLennan

2023

NOTICE OF ANNUAL MEETING AND PROXY STATEMENT

Marsh GuyCarpenter Mercer OliverWyman

We are more than 85,000 colleagues in four global businesses united by a common purpose…

WE ARE MARSH McLENNAN

…to make a difference in the moments that matter.

Risk & Insurance Services

Marsh
Insurance Broking
& Risk Management

Guy Carpenter
Reinsurance
& Capital Strategies

Consulting

Mercer
Health, Wealth
& Career Consulting

Oliver Wyman
Strategy, Economic
& Brand Consulting

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

DEAR STOCKHOLDER:

You are cordially invited to attend the annual meeting of stockholders of Marsh McLennan at:

DATE	TIME	LOCATION
Thursday, May 18, 2023	**ONLINE CHECK-IN BEGINS:** 9:45 a.m. Eastern Time **MEETING BEGINS:** 10:00 a.m. Eastern Time	Meeting live via the Internet—please visit: **WWW.VIRTUALSHAREHOLDERMEETING.COM/MMC2023**







This year's annual meeting will be held virtually. Stockholders will be able to listen, vote, and submit questions remotely via the Internet. Information on how to participate in the virtual annual meeting is on page 86. There are five items of business for this year's annual meeting:

ITEMS OF BUSINESS

1. To elect fourteen (14) persons named in the accompanying proxy statement to serve as directors for a one-year term;
2. To approve, by nonbinding vote, the compensation of our named executive officers;
3. To recommend, by nonbinding vote, whether future stockholder votes to approve the compensation of our named executive officers should occur every one, two or three years;
4. To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm; and
5. To conduct any other business that may properly come before the meeting.

YOUR VOTE IS VERY IMPORTANT

If you were a stockholder at the close of business on March 20, 2023, you are eligible to vote at this year's annual meeting. Whether or not you plan to participate in the annual meeting, your vote is very important. We urge you to participate in the election of our directors and in deciding the other items on the agenda for the annual meeting.

You may vote on the Internet, by telephone or by mail.

- **If you accessed this proxy statement through the Internet**, instructions appear in the Notice of Internet Availability of Proxy Materials.
- **If you received this proxy statement by mail**, you may also vote by mail and instructions appear on the enclosed proxy card.

Connor Kuratek

CONNOR KURATEK
Deputy General Counsel & Corporate Secretary
March 31, 2023

Important Notice Regarding the Availability of Proxy Materials for the Marsh McLennan Annual Meeting of Stockholders to Be Held on May 18, 2023: This proxy statement and the Company's 2022 Annual Report, which includes financial statements as of and for the fiscal year ended December 31, 2022, are available at proxy.mmc.com

This notice and proxy statement is first being mailed or made available on the Internet to stockholders on or about March 31, 2023.

In these materials, we refer to Marsh & McLennan Companies, Inc. as "Marsh McLennan", the "Company", "we", and "our".

PROXY SUMMARY

This summary highlights information contained elsewhere in this proxy statement. You should read the entire proxy statement carefully before voting.

VOTING MATTERS

	Page number for more information	Board's recommendation
Election of Directors (Item 1) To elect fourteen (14) persons named in the accompanying proxy statement to serve as directors for a one-year term	**19**	**FOR**
Advisory (Nonbinding) Vote to Approve Named Executive Officer Compensation (Item 2) To approve, by nonbinding vote, the compensation of our named executive officers	**28**	**FOR**
Advisory (Nonbinding) Vote on the Frequency of Future Votes on Named Executive Officer Compensation (Item 3) To recommend by nonbinding vote, a stockholder vote on the compensation of our named executive officers every one, two or three years	**29**	**ONE YEAR**
Ratification of Independent Auditor (Item 4) To ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm	**72**	**FOR**

HIGHLIGHTS OF OUR BUSINESS AND STRATEGY

Business

We are the world's leading professional services firm in the areas of risk, strategy and people. With annual revenue of over $20 billion, we help clients navigate an increasingly dynamic and complex environment through four market-leading businesses:

✦ Marsh

Marsh provides data-driven risk advisory services and insurance solutions to commercial and consumer clients.

✦ GuyCarpenter

Guy Carpenter develops advanced risk, reinsurance and capital strategies that help clients grow profitably and identify and capitalize on emerging opportunities.

✦ Mercer

Mercer delivers advice and technology-driven solutions that help organizations redefine the world of work, shape retirement and investment outcomes, and advance health and well-being for a changing workforce.

✦ OliverWyman

Oliver Wyman Group serves as a critical strategic, economic and brand advisor to private sector and governmental clients.

Our more than 85,000 colleagues advise clients in over 130 countries.

Strategy

We are more than 85,000 colleagues united by a common purpose—

TO MAKE A DIFFERENCE IN THE MOMENTS THAT MATTER.

We work with our clients to tackle many of society's most pressing challenges and deliver insights and solutions around the world. Three commitments unite us as we strive to live our purpose:

- **Succeeding Together**—We are in business to expand what's possible for our clients and each other

- **Accelerating Impact**—We embrace changes and create enduring client value

- **Advancing Good**—We strive to serve the greater good

PROXY SUMMARY (Continued)

KEY GOVERNANCE POLICIES AND PRACTICES

BOARD OF DIRECTORS

✓ Our newest directors, Judith Hartmann and Ray G. Young, joined the Board in March 2023

✓ Effective upon his appointment as our President and CEO, John Q. Doyle joined the Board as of January 2023

✓ In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that R. David Yost, who has served on the Board since 2012, will not stand for re-election at the May 2023 annual meeting

✓ Our chairman of the Board is an independent director

✓ All of our directors are elected annually

✓ Our directors' areas of expertise are presented in a matrix on pages 11 and 12

✓ Our Governance Guidelines articulate the Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company

KEY DIRECTOR STATISTICS



64%
Meet Our Diversity Criteria

- 36% women
- 29% racial/ethnic diversity



65
Average Age

- 40s
- 50s
- 60s
- 70s



8 YRS
Average Tenure

- 0 – 6
- 7 – 14
- 15+



93%
Independent

- Independent
- Not Independent

Key director statistics are as of May 18, 2023

We appointed our **EIGHTH CONSECUTIVE DIRECTOR who meets our DIVERSITY CRITERIA IN 2023.**	In the past **5 YEARS**, we have appointed **5 INDEPENDENT DIRECTORS, ALL OF WHOM** meet our **DIVERSITY CRITERIA**.	As of our 2023 annual meeting, we expect **36% OF OUR BOARD TO BE WOMEN**.



ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Our 2022 ESG Report discloses against aspects of the Task Force on Climate-related Financial Disclosures (TCFD), Sustainability Accounting Standards Board (SASB) and Global Reporting Initiative (GRI) standards, describes the six UN Sustainable Development Goals (UNSDG) we have prioritized and highlights our ESG goals and achievements, including:

• We have been a **certified CarbonNeutral® company since** September 1, 2021. In 2022, we **announced our commitment** to chart a path to **net-zero across our core operations by 2050**, with an emissions **reduction target of 50% by 2030** from a baseline of 2019, in line with the **Science-Based Targets** Initiative.

• We conduct an annual study to identify discrepancies in pay based on gender globally and race/ethnicity in the U.S. A statistical analysis examines the current base salaries and total compensation of colleagues in comparable roles to determine whether there are differences in pay that cannot be explained by objective factors such as level, performance, location, experience and skills. When unexplained discrepancies in pay are identified in our analysis, adjustments are made. The results of **our most recent annual pay equity study**, as modified for the adjustments described above, **showed a difference of less than 1% between women and men globally and between non-white and white colleagues in the US** on both pay and total compensation **as of June 1, 2022**.

• As of our 2023 annual meeting, we expect **36% of our Board to be women**.

Our ESG Report, Pay Equity Statement, statement on Human Rights and related information are available on our website at marshmclennan.com/about/esg.html. These reports and our website are not deemed part of this report and are not incorporated by reference.



STOCKHOLDER ENGAGEMENT

✓ In each of the past five years, we have engaged with institutional stockholders holding approximately 36% to 45% of our outstanding common stock

✓ In 2022, we held meaningful discussions with stockholders covering corporate governance matters, executive compensation and CEO succession, inclusion and diversity, and climate and other environmental topics such as our progress against our ESG goals

✓ We incorporated stockholder feedback in evaluating how we report our progress against our ESG goals and in considering Board committee rotation in light of factors including tenure and diversity



STOCKHOLDER RIGHTS

✓ Our bylaws provide for proxy access

✓ Our bylaws allow holders of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting

✓ Directors must receive a majority of the votes cast to be elected in uncontested elections



COMPENSATION AND EQUITY

✓ We have stock ownership guidelines for directors and senior executives

✓ We prohibit hedging transactions by directors and colleagues, including senior executives

✓ Directors and senior executives are prohibited from pledging Company securities as collateral for a loan or otherwise

KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES



STOCKHOLDER ALIGNED EXECUTIVE COMPENSATION PROGRAM

- Our senior executives have a high percentage of variable (''at risk'') pay
- Long-term incentive compensation for our senior executives is delivered in stock options and performance stock unit awards, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative total stockholder return ("TSR") versus S&P 500® constituents
- We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program
- The Compensation Committee has engaged an independent compensation consultant



COMPENSATION RECOVERY POLICIES

- We maintain clawback policies for senior executive annual bonus awards and for equity-based compensation



SEVERANCE AND CHANGE IN CONTROL

- Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the executive's base salary and three-year average annual bonus award
- We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company
- We do not provide golden parachute excise tax gross-ups in connection with a change in control of the Company



SAY ON PAY

- We hold a nonbinding advisory vote on named executive officer compensation each year
- Stockholder support of our executive compensation program has been consistently strong with an approval rate of 94% in 2022 and 95% in 2021, and 93% or higher since 2013

PROXY SUMMARY (Continued)

HIGHLIGHTS OF OUR 2022 PERFORMANCE AND COMPENSATION



FINANCIAL OBJECTIVES

- In 2022, **Marsh McLennan delivered strong results** as we successfully continued to invest in our talent and capabilities, both organically and through acquisitions
- Our GAAP EPS decreased 1%. We delivered **11% growth in adjusted EPS***
- We generated **$20.7 billion of revenue**, an **increase of 5% on a GAAP basis** compared with 2021. We achieved 9% growth in underlying revenue
- Our GAAP operating income decreased by 1%. We **grew our adjusted operating income* by 11%**, and **expanded adjusted margins** for our **15th consecutive year**

  * Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.



CAPITAL MANAGEMENT

- In 2022, we **deployed close to $4 billion of capital** across dividends, share repurchases and acquisitions
- We **increased our quarterly dividend by 10.3%** in the third quarter of 2022, paying total dividends of $1.1 billion in 2022 ($2.25 per share). We have increased our dividend every year since 2010
- We **repurchased 12.2 million shares** for $1.9 billion
- We **completed 20 acquisitions**



POSITIONING OUR BUSINESS FOR THE FUTURE

- We completed **seamless leadership transitions at Marsh McLennan, Marsh and Guy Carpenter**, drawing on internal talent
- Realized benefits of our recent **investments in talent**
- **Continued to expand Marsh McLennan Agency (MMA)**, our middle market insurance business, completing 15 acquisitions, including two top-100 agencies. MMA has now surpassed 100 acquisitions since its inception in 2009
- **Expanded our business capabilities and geographic reach at Mercer** through an agreement with WestPac to acquire BT-Super Trust and Advance Asset Management in Australia and at **Oliver Wyman** with acquisitions of specialty consultant Avascent and Booz Allen's Middle East North Africa practice



STOCK PERFORMANCE

- Our **2022 total stockholder return ("TSR")** outperformed the S&P 500® index. While our TSR fell 3.5%, the S&P 500® index fell 18.1%
- Our **five-year annualized TSR of 17.2%** outperformed the S&P 500® index TSR by 7.8 percentage points



EXECUTIVE COMPENSATION

- In February 2023, the Compensation Committee assessed management's **performance against our 2022 objectives**. The Compensation Committee determined bonuses that were above-target for all of our named executive officers commensurate with strong performance with respect to our financial and strategic objectives

- We **achieved three-year annualized adjusted EPS growth of 14.1%*** for our 2020 performance stock unit (PSU) awards. This was above our 8% target for the award and resulted in the maximum payout at 200% of target. Despite the impact of the pandemic on our 2020 financial performance, the Compensation Committee **did not reset or adjust the 8% target** for three-year annualized adjusted EPS growth applicable to any of the then-outstanding PSU awards, including the 2020 awards. In addition, our **three-year TSR was above the 75th percentile versus S&P 500® constituents***, which resulted in the maximum 1.25x relative TSR modifier; however, the modifier had no impact on the actual payout of awards since they were capped at the maximum 200% of target based on our adjusted EPS growth

  * *Please see "Definitions of Financial Performance Measures" on page 51 for information about calculation of adjusted EPS growth and TSR for our PSU awards.*



SENIOR EXECUTIVE CHANGES

The Company made the following senior executive changes:

Effective January 1, 2023

- John Q. Doyle was appointed **President and Chief Executive Officer** succeeding Dan Glaser upon his retirement. Mr. Doyle previously served as Group President and Chief Operating Officer

- John J. Jones was appointed **Chief Marketing and Communications Officer**. Mr. Jones previously served as Chief Marketing Officer of Marsh

Effective March 11, 2022

- Katherine J. Brennan was appointed **Senior Vice President and General Counsel**. Ms. Brennan previously served as General Counsel of Marsh

Effective January 1, 2022

- Martin South was appointed **President and Chief Executive Officer of Marsh**, succeeding Mr. Doyle. Mr. South was previously President of Marsh US and Canada

- Dean Klisura was appointed **President and Chief Executive Officer of Guy Carpenter**, succeeding Peter Hearn. Mr. Klisura was previously President of Guy Carpenter

PROXY SUMMARY (Continued)

OUR BUSINESS AND STRATEGY TIE TO OUR EXECUTIVE COMPENSATION PROGRAM

As a professional services firm, our business relies on the expertise and capabilities of our colleagues to lead the Company and our various businesses in ways that meet our clients' needs and, in turn, promote the long-term interests of our stockholders. We have designed our executive compensation program to achieve our business objectives and attract, motivate and retain highly talented individuals.

We continued to evaluate performance in our executive compensation program against the following long-term financial and strategic objectives:

- **Deliver** on financial objectives
- **Generate** top line growth through innovation and organic investments
- **Make** Marsh McLennan a great place to work, including by delivering on our I&D and sustainability initiatives
- **Focus** on strategic priorities, including mergers and acquisitions, technology and innovation
- **Execute** a balanced capital management strategy
- **Promote** a culture of integrity and inclusion

The financial performance measures used in our executive compensation program, which include Company and business net operating income, EPS growth and relative TSR, are defined in "Definitions of Financial Performance Measures" on page 51.

The strength of our financial performance and strategic accomplishments over the past five years is reflected in our TSR. The following graph compares the annual cumulative stockholder return for the five-year period ended December 31, 2022 of Marsh McLennan common stock with the S&P 500® Stock Index, assuming an investment of $100 on December 31, 2017.

COMPARISON OF CUMULATIVE TOTAL STOCKHOLDER RETURN
($100 invested 12/31/17 with dividends reinvested)



	2017	2018	2019	2020	2021	2022
▬ Marsh & McLennan Companies	100	100	142	152	229	221
▬ S&P 500®	100	96	126	149	192	157

TABLE OF **CONTENTS**

CORPORATE GOVERNANCE

We describe key features of the Company's corporate governance environment below and in the next section of this proxy statement, captioned "Board of Directors and Committees." Our key corporate governance materials are available online at mmc.com/about/corporate-governance.html.

OVERVIEW

Our Board of Directors currently has fifteen (15) members, including H. Edward Hanway, our Independent Chair, and John Q. Doyle, our President and Chief Executive Officer. In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that R. David Yost will not stand for re-election at the May 2023 annual meeting. Mr. Doyle is the only member of management who serves as a director. As described in more detail under "Board of Directors and Committees," our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, an ESG Committee and an Executive Committee.

CORPORATE GOVERNANCE PRACTICES

The Company is committed to best practices in corporate governance. Highlights of our corporate governance practices are described below.

Board Structure

- **Board Independence.** All of the Company's directors are independent, with the exception of our CEO, who is the only member of management serving on the Board.

- **Independent Chair.** The Company maintains separate roles of chief executive officer and Board chair as a matter of policy. An independent director acts as Board chair.

- **Offer to Resign upon Change in Circumstances.** Pursuant to our Governance Guidelines, any director undergoing a significant change in professional circumstances must offer to resign from the Board.

Election of Directors

- **Annual Election of Directors.** The Company's charter provides for the annual election of directors.

- **Majority Voting in Director Elections.** The Company's bylaws provide that, in uncontested elections, director candidates must be elected by a majority of the votes cast. Each director candidate has previously tendered an irrevocable resignation that will be effective upon his or her failure to receive the requisite votes and the Board's acceptance of such resignation.

Proxy Access

- **Proxy Access.** The Company's bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws.

Right of Stockholders to Call Special Meetings

- **Stockholder Right to Call Special Meetings.** The Company's bylaws allow holders of record of at least 20% of the voting power of the Company's outstanding common stock to call a special meeting.

Stockholder Rights Plan

- **No Poison Pill.** The Company does not have a stockholder rights plan in place.

Compensation Practices

- **Compensation Structure for Independent Directors.** The Company's director compensation structure is transparent to investors and does not provide for meeting fees or retainers for non-chair committee membership.

- **Cap on Executive Severance Payments.** The Company is required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the executive's base salary and three-year average annual bonus award. Severance protections for

CORPORATE GOVERNANCE (Continued)

our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, as described in "Severance Arrangements" on page 53.

- **"Double-Trigger" Condition for Vesting of Equity-Based Awards following a Change in Control.** Our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a specified termination of employment in order for vesting to be accelerated.

- **"Clawback" Policies.** The Company may as a matter of policy recoup (or "claw back") certain executive bonuses in the event of misconduct leading to a financial restatement. Also, our 2020 Incentive and Stock Award Plan allows the Company to "claw back" outstanding or already settled equity-based awards. In light of the NYSE's proposed Clawback listing standards (and the SEC final Clawback rule), the Company is reviewing its policies and will recommend that the Compensation Committee amend the policy or adopt a new policy to comply with NYSE's final listing standards.

Equity Ownership and Holding Requirements

- **Senior Executive Equity Ownership and Holding Requirements.** The Company requires senior executives to hold shares or stock units of our common stock (excluding performance stock units) with a value equal to a multiple of base salary. The multiple for our Chief Executive Officer is six, and the multiple for our other senior executives is three. Senior executives are required to hold shares of the Company's common stock acquired in connection with equity-based awards until they reach their ownership multiple and may not sell any shares of the Company's common stock unless they maintain their ownership multiple. Stock options (whether vested or unvested) are not counted in the ownership calculation.

- **Director Equity Ownership and Holding Requirements.** Directors are required to acquire over time, and thereafter hold (directly or indirectly), shares or stock units of our common stock with a value equal to at least 5x the Board's basic annual retainer (currently, $650,000). Directors may not sell shares of the Company's common stock until this ownership threshold is attained.

GUIDELINES FOR CORPORATE GOVERNANCE

The Company and the Board of Directors formally express many of our governance policies through our Guidelines for Corporate Governance (our "Governance Guidelines"). The Governance Guidelines are posted on our website at marshmclennan.com/about/corporate-governance.html.

The Governance Guidelines summarize certain policies and practices designed to assist the Board in fulfilling its fiduciary obligations to the Company's stockholders, including the following (parenthetical references are to the relevant section of the Governance Guidelines):

- The Board's responsibility, alongside management, for setting the "tone at the top" and overseeing management's strategy to promote a culture of integrity throughout the Company. (Section A)

- Specific Board functions (Section B), such as:

  Corporate Focus

  - reviewing, monitoring and, where appropriate, approving the Company's strategic and operating plans, fundamental financial objectives and major corporate actions;

  - assessing major risks facing the Company and reviewing enterprise risk management ("ERM") programs and processes;

  - overseeing the integrity of the Company's financial statements and financial reporting processes;

  - reviewing processes to maintain the Company's compliance with legal and ethical standards; and

  - reviewing and monitoring the effectiveness of the Company's corporate governance practices.

  Management Focus

  - selecting the CEO and planning for succession;

  - regularly evaluating the performance of, and determining the compensation paid to, the CEO; and

- providing oversight and guidance regarding the selection, evaluation, development, succession and compensation of other senior executives.
- Succession planning and management development. (Section C)
- Director qualification standards and director independence. (Sections D.2 and D.3)
- Limits on serving on more than four public company boards. (Section D.5)
- Majority voting in director elections. (Section E.3)
- Resignation and retirement requirements for independent directors. (Section E.5)
- Separation of chairman and CEO roles. (Section F.2)
- Executive sessions of independent directors at every in-person meeting of the Board. (Section H.3)
- Annual Board review of the Company's long-term strategic plan and the strategic plans of the Company's businesses. (H.4)
- Board access to management and professional advisors. (Section I)
- Director stock ownership requirements. (Section K.2)
- Prohibition on directors' hedging and pledging Company securities. (Section K.3)
- Annual Board and committee evaluations. (Section L)
- Policy on interested stockholder transactions. (Section O)

STOCKHOLDER ENGAGEMENT

We have a longstanding commitment to stockholder engagement. In each of the past five years, we have engaged with institutional stockholders holding approximately 36% to 45% of our outstanding common stock. In 2022, we held meaningful discussions with stockholders covering corporate governance matters, executive compensation and CEO succession, inclusion and diversity, and climate and other environmental topics such as our progress against our ESG goals. Feedback received during the stockholder engagement process is shared with senior executives, the Board and its committees and is considered in making decisions on the issues discussed. For example, we incorporated stockholder feedback in evaluating how we report our progress against our ESG goals and in considering Board committee rotation in light of factors including tenure and diversity. We are committed to ongoing engagement with our stockholders and intend to continue these outreach efforts.

RISK OVERSIGHT

It is the responsibility of the Company's senior management to assess and manage our exposure to risk and to bring to the Board's attention the most material risks facing the Company. Our annual enterprise risk management review process consists of a bottom-up review of risks facing Marsh McLennan, with business risk committees ultimately escalating risks to the Marsh McLennan Risk Committee and a top-down review of all risks facing the company through Board and Executive Committee risk assessments. The Board oversees risk management directly and through its committees, including with respect to significant existing and emerging risks.

Annually, the Board reviews management's assessment of the Company's key enterprise risks. Senior management then briefs the Board on its strategy with respect to each risk and provides a mid-year status update and a report at year-end. The Board receives updates from management on specific risks throughout the year, including on ESG, human capital management and cybersecurity.

The Audit Committee regularly reviews the Company's policies and practices with respect to risk assessment and risk management, including cybersecurity risk. For example, in 2022, as part of Marsh McLennan's commitment to ongoing cyber education, the Audit Committee was briefed on our new privacy and security awareness training for all colleagues that outlined expectations and best practices. The Directors and Governance Committee considers risks related to CEO succession planning, the Compensation Committee considers risks relating to the design of executive compensation programs and arrangements and the ESG Committee considers risks related to ESG and climate initiatives, including as the regulatory landscape for climate-related matters evolves. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) OVERSIGHT AND ACTIVITIES

The Board has formally focused on key aspects of the Company's ESG initiatives since 2008, when it created a Board committee with oversight of these issues. In addition, the Company has a management committee with colleagues across our four global businesses and corporate departments to coordinate and communicate on the Company's ESG initiatives. Our 2022 ESG Report, Pay Equity Statement, statement on Human Rights and related information are available on our website at marshmclennan.com/about/esg.html. The reports and our website are not deemed part of this proxy statement and are not incorporated by reference.

The Board oversees the Company's ESG initiatives and strategies primarily through its committees.

ESG Committee. The ESG Committee oversees and supports the Company's commitment to social, environmental and other public policy initiatives. It is comprised of members who have been selected based upon their tenure, skills and expertise. The ESG Committee receives reports at least annually on environmental matters from the Chair of the Company's Management ESG Committee and on inclusion and diversity and social impact matters from the Company's Chief People Officer. The ESG Committee coordinates with the Directors and Governance Committee and the Compensation Committee on matters of mutual interest relating to corporate governance and inclusion and diversity.

Compensation Committee. The Compensation Committee has responsibility to review certain key human resource strategic activities, including those relating to inclusion and diversity, training and recruitment. The Compensation Committee coordinates with the ESG Committee on inclusion and diversity initiatives and receives annual reports on inclusion and diversity from the Company's Chief People Officer.

Directors and Governance Committee. The Directors and Governance Committee takes a leadership role in shaping the Company's corporate governance principles and practices. It receives regular updates on governance practices and developments from the Company's General Counsel.

Audit Committee. The Audit Committee has responsibility for the Company's policies, systems and controls designed to promote ethical behavior and compliance with applicable legal and regulatory requirements. It receives regular updates from the Company's Chief Compliance Officer, Head of Internal Audit and Global Controller.

Following each committee meeting, the respective committee chair reports on the meeting to the full Board. See the discussion under "Committees" on page 14 for additional information about the Board's committees.

Management ESG Committee. An internal committee with members drawn from across the Company's senior management helps coordinate the Company's ESG initiatives. The committee is comprised of colleagues from our four global businesses and corporate departments. Members of the committee include the Company's Deputy General Counsel & Corporate Secretary, the Global Controller, Head of Investor Relations and Chief Public Affairs Officer, as well as other colleagues who support the Company's ESG initiatives.

CODES OF CONDUCT

Our reputation is fundamental to our business. The Company's directors, senior executives and colleagues are expected to act ethically at all times. The Company's codes of conduct and ethics are posted on the Company's website at marshmclennan.com and copies are available to any stockholder upon request.

The Greater Good

Our Code of Conduct, *The Greater Good*, is the cornerstone of our culture of integrity. Available in 13 languages, it underpins our values, ethical commitments and standards of business integrity and professionalism. It provides guidance on many topics including anti-corruption, data handling, conflicts of interest, trade sanctions, anti-money laundering and environmental and social responsibility and is aligned around three key pillars: (1) Win With Integrity, (2) You Are Never Alone, and (3) Speak Up.

CORPORATE GOVERNANCE (Continued)

The Greater Good applies to all of our directors, officers and other colleagues and requires the Company's agents, subcontractors and suppliers to comply with relevant aspects of our compliance policies. Each year, the Company's directors and senior executives certify their commitment to *The Greater Good*.

The Greater Good supports colleagues in making decisions in situations where it may not be clear—or easy. Our colleagues are provided with comprehensive training and communication of *The Greater Good*, including through our digital hub at integrity.mmc.com. Colleagues can ask questions of our compliance chatbot, consult FAQs and review our video series, Choose Your Path, all in one convenient and easy to remember website. We have also deployed a one-click desktop shortcut on every company computer and mobile device to allow colleagues to seamlessly engage with our Code of Conduct.

Code of Ethics for the CEO and Senior Financial Officers

The Company has also adopted an additional Code of Ethics for the Chief Executive Officer and Senior Financial Officers, which applies to our chief executive officer, chief financial officer and controller. We will disclose any amendments to, or waivers of, the Code of Ethics for the Chief Executive Officer and Senior Financial Officers on our website at marshmclennan.com within four business days.

CEO SUCCESSION PLANNING AND SUCCESSION PLANNING FOR SENIOR EXECUTIVES

The Board believes that planning for CEO succession is one of its most important responsibilities. The recent appointment as of January 1, 2023 of John Q. Doyle as President and Chief Executive Officer, succeeding Dan Glaser upon his retirement, reflects the execution of a thoughtful, well-coordinated CEO succession plan overseen by the Board with support from the Directors & Governance and Compensation Committees.

CEO succession planning is regularly discussed at Board meetings and in executive sessions. In addition, every year our CEO and Chief People Officer review with the Board potential internal candidates, including their qualifications, experience and development. At least annually, independent directors meet with the CEO to discuss potential successor candidates and their qualifications, experience and preparedness. The Board, taking into account the recommendations of the Directors and Governance Committee, approves and maintains a succession plan for the CEO. A confidential procedure is also maintained for the transfer of the CEO's responsibilities in the event of an emergency or his sudden incapacitation or departure. In addition, our Governance Guidelines provide that, to the extent that a search firm is retained to identify external candidates for CEO, the Board will instruct the search firm to reflect gender, race and ethnic diversity in the initial pool of candidates.

The Board also believes that planning for succession below the CEO level is a key responsibility. The CEO periodically reviews with the independent directors the performance of senior executives and their qualifications, experience and development. The Compensation Committee has responsibility for reviewing the Company's executive talent review process for senior executives. Every year, our Chief People Officer and CEO review with the Compensation Committee succession plans for direct reports to the CEO and other key executive positions.

Directors engage with senior executives and others at Board, committee and preparatory meetings as well as at an annual joint meeting of the Board and the Marsh McLennan Executive Committee. Directors also engage with senior executives and others in less formal settings to allow directors to personally assess potential candidates for CEO and senior executive roles.

DIRECTOR RECRUITMENT, NOMINATION AND SUCCESSION PLANNING

The Board, taking into account the recommendation of the Directors and Governance Committee, is responsible for nominating a slate of director candidates for election at the Company's annual meeting of stockholders.

Director Recruitment

The Board has delegated to the Directors and Governance Committee the authority to identify, consider and recommend to the Board potential new director candidates. An overview of the Board's director recruitment process is provided below.

OVERVIEW OF DIRECTOR RECRUITMENT PROCESS

Evaluate Board Composition	• The Directors and Governance Committee reviews Board composition at least annually • The Committee reviews with the Board periodically the skills and characteristics to be sought in director candidates
Identify Diverse Pool of Candidates	• The Directors and Governance Committee and the Board seek to reflect gender, racial and ethnic diversity in the pool of director candidates • Candidates may be recommended by search firms engaged by the Committee, other directors and stockholders • Our Governance Guidelines provide that, to the extent that a search firm is retained to identify external director candidates, the Board will instruct the search firm to reflect gender, race, ethnic and cultural diversity in the initial pool of candidates
Assess Potential Candidates	• Potential candidates are evaluated against the "Director Qualifications" on page 10 and the skills and experiences shown in the "Director Skills and Experience" matrix on pages 11 and 12, as well as for independence and potential conflicts • Members of the Directors and Governance Committee and other directors meet with potential candidates
Recommend Candidates for Approval	• The Directors and Governance Committee recommends candidates to the Board for approval • Stockholders vote on director nominees at the annual meeting of stockholders

Director Nomination Planning

As part of the process for nominating director candidates, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our business and represent stockholder interests. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including the criteria described under "Director Qualifications" on page 10 such as gender, racial and ethnic diversity, as well as his or her length of service and performance on the Board.

Director Succession Planning

The Board is committed to effective succession planning. The Directors and Governance Committee has responsibility to review the composition and structure of the Board as a whole, taking into account such factors as the Board's current mix and diversity of skills, backgrounds and experiences, and to make recommendations to the Board as appropriate. In its review of Board composition, the Directors and Governance Committee considers succession planning in light of factors such as skills needed and upcoming retirements and other potential departures.

Changes in Directors Since the Last Annual Meeting of Stockholders

Mr. Doyle joined the Board in January 2023 in connection with his appointment as Marsh McLennan's President and Chief Executive Officer. He is the only member of management on the Board.

Ms. Hartmann and Mr. Young joined the Board in March 2023. They were identified and recommended to the Directors and Governance Committee by a search firm retained by the Committee. In addition to identifying and providing information on a number of potential director candidates during the process, the search firm reviewed and provided information about Ms. Hartmann and Mr. Young for review by the Committee and the Board.

Additionally, in accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that R. David Yost will not stand for re-election at the May 2023 annual meeting.

DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors participate in an orientation program throughout their first year on the Board to familiarize them with the Company's business, strategy, finances, policies, corporate governance practices and culture. The orientation program includes one-on-one meetings with the Company's senior executives and comprehensive background materials including our code of conduct, *The Greater Good.* Orientation sessions with key advisors are provided for incoming Audit and Compensation Committee members. Orientation sessions are also tailored upon request to meet directors' needs and interests.

Directors are also encouraged to participate in continuing education programs. Continuing education programs may be part of regular Board or committee meetings or third-party presentations. Additionally, directors are provided access to third-party resources that provide updates on issues and programs relevant to public companies and their directors.

DIRECTOR INDEPENDENCE

The Board has determined that all directors other than Mr. Doyle are independent under the New York Stock Exchange ("NYSE") listed company rules and the standards set forth in the Governance Guidelines. Therefore, the Board has satisfied the objective, set forth in the Governance Guidelines, that a substantial majority of the Company's directors be independent of management.

For a director to be considered independent, the Board must affirmatively determine that the director has no direct or indirect material relationship with the Company. The Board has established standards to assist it in making determinations of director independence. These standards conform to, or are more exacting than, the independence requirements provided in the NYSE listed company rules. The Company's director independence standards are set forth as Annex A to our Governance Guidelines.

All members of the Audit, Compensation and Directors and Governance Committees must be independent directors under the NYSE listed company rules and the standards set forth in the Company's Governance Guidelines. Members of the Audit Committee must also satisfy a separate Securities and Exchange Commission ("SEC") and NYSE independence requirement, which provides that they may not be affiliates and may not accept directly or indirectly any consulting, advisory or other compensatory fee from the Company or any of its subsidiaries, other than compensation received in their capacity as members of the Board or any committee of the Board. The Board evaluated each member of the Audit Committee and determined that they meet the separate SEC and NYSE independence requirement. The Board also evaluated each member of the Compensation Committee under the additional NYSE compensation committee member independence standards and determined that these members qualify as "non-employee directors" (as defined under Rule 16b-3 under the Securities Exchange Act of 1934).

Under our Governance Guidelines, if a director whom the Board has deemed independent has a change in circumstances or relationships that might cause the Board to reconsider that determination, he or she must immediately notify the Independent Chair and the chair of the Directors and Governance Committee.

REVIEW OF RELATED PERSON TRANSACTIONS

The Company maintains a written Policy Regarding Related Person Transactions, which sets forth standards and procedures for the review and approval or ratification of transactions between the Company and related persons. The policy is administered by the Directors and Governance Committee with assistance from the Company's Corporate Secretary.

In determining whether to approve or ratify a related person transaction, the Directors and Governance Committee will review the facts and circumstances including: the commercial reasonableness of the transaction; the benefits of the transaction to the Company; the availability of other sources for the products or services involved in the transaction; the materiality and nature of the related person's direct or indirect interest in the transaction; the potential public perception of the transaction and the potential impact of the transaction on the independence of any of the Company's directors. The Directors and Governance Committee will approve or ratify a related person transaction only if the Committee determines that the related person transaction is in, or is not inconsistent with, the best interests of the Company and its stockholders.

If the Directors and Governance Committee determines not to approve or ratify a related person transaction, the transaction will not be entered into or continued. No member of the Directors and Governance Committee will participate in any review or determination if the Committee member or any of his or her immediate family members is the related person.

See the discussion under "Transactions with Management and Others" on page 84.

STOCKHOLDER RECOMMENDATIONS AND NOMINATIONS FOR DIRECTOR CANDIDATES

Stockholders may recommend or nominate director candidates in writing to the Company's Corporate Secretary. All stockholder recommendations for director candidates are considered, and they are evaluated in the same manner as other director candidates. Stockholder nominations for director elections must meet the requirements described in Article III of our bylaws. The notice of nomination also must meet bylaw requirements, including as the procedures and information required. Recommendations and notices of nomination should be delivered to the Company's Corporate Secretary at our principal executive offices: Marsh McLennan, Attn: Directors and Governance Committee, c/o Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774. See the discussion under "Submission of Stockholder Proposals and Other Items of Business for 2024 Annual Meeting" on page 88.

DIRECTOR ELECTION VOTING STANDARD

The Company's bylaws provide that, in an uncontested election of directors, such as this one, where the number of nominees does not exceed the number of directors to be elected, a director nominee must receive more votes cast "for" than "against" his or her election in order to be elected to the Board.

In connection with the Company's majority voting standard for director elections, the Board has adopted the following procedures, which are set forth more fully in Section E.3 of our Governance Guidelines:

- The Board shall nominate for election only director candidates who agree to tender to the Board an irrevocable resignation that will be effective upon (i) a director's failure to receive the required number of votes for re-election at the next meeting of stockholders at which he or she faces re-election and (ii) the Board's acceptance of such resignation.

- Following a meeting of stockholders at which an incumbent director who was a nominee for re-election does not receive the required number of votes for election, the Directors and Governance Committee shall make a recommendation to the Board as to whether to accept or reject such director's resignation. Within 90 days following the certification of the election results, the Board shall decide whether to accept or reject the director's resignation and shall publicly disclose that decision and its rationale.

- If the Board accepts a director's resignation, the Directors and Governance Committee will recommend to the Board whether to fill the resultant vacant Board seat or reduce the size of the Board.

COMMUNICATING WITH DIRECTORS

Holders of the Company's common stock and other interested parties may send communications to the Board of Directors, the Independent Chair, any of the directors or the independent directors as a group by mail (addressed to Corporate Secretary, at the address shown below), online at ethicscomplianceline.com or by telephone (local dialing instructions can be found at ethicscomplianceline.com). Items unrelated to the directors' duties and responsibilities as Board members may be excluded by the Corporate Secretary, including solicitations and advertisements, product-related communications, surveys and job referral materials such as resumes.

COMMUNICATING CONCERNS REGARDING ACCOUNTING MATTERS

The Audit Committee of the Board of Directors has established procedures to enable anyone who has a concern about the Company's accounting, internal accounting controls or auditing practices to communicate that concern directly to the Audit Committee. These communications, which may be made on a confidential or anonymous basis, may be submitted in writing, by telephone or online as follows:

By mail to:

Marsh McLennan
Audit Committee of the Board of Directors
c/o Corporate Secretary
1166 Avenue of the Americas, Legal Department
New York, New York 10036-2774

By telephone or online:

Go to this website for dialing instructions or to raise a concern online:

ethicscomplianceline.com

Further details of the Company's procedures for handling complaints and concerns of colleagues and other interested parties regarding accounting matters are posted on our website at marshmclennan.com/about/corporate-governance.html.

Company policy prohibits retaliation against anyone who raises a concern in good faith.

BOARD OF **DIRECTORS AND COMMITTEES**

BOARD COMPOSITION, LEADERSHIP AND SIZE

At the 2023 annual meeting, stockholders will vote on the election of fourteen (14) directors. H. Edward Hanway currently serves as the Board's Independent Chair. In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that R. David Yost will not stand for re-election at the May 2023 annual meeting.

The only member of management who serves on the Board is John Q. Doyle, the Company's President and Chief Executive Officer. The position of chairman of the Board has been held by an independent director since 2005. The Board believes that this currently is the best leadership structure for the Company. The Independent Chair provides leadership to the Board and has responsibilities including those outlined in our Guidelines for Corporate Governance. The Board generally believes that the Chair should be an independent director, unless the Board concludes that the interests of the Company and its stockholders would be better served by combining the roles of Chair and CEO.

KEY DIRECTOR STATISTICS


64%
Meet Our Diversity Criteria
36% women
29% racial/ ethnic diversity
65
Average Age
40s
50s
60s
70s
8 YRS
Average Tenure
0 – 6
7 – 14
15+
93%
Independent
Independent
Not Independent

**Key director statistics are as of May 18, 2023*

DIRECTOR QUALIFICATIONS

As provided in our Governance Guidelines, all directors must demonstrate the highest standards of ethics and integrity, must be independent thinkers with strong analytical ability and must be committed to representing all of the Company's stockholders rather than any particular interest group. In addition to these characteristics, our Governance Guidelines provide that each director candidate be evaluated by the Board against the following criteria: (1) the candidate's personal and professional reputation and background; (2) the candidate's knowledge and experience with the Company's businesses and industries; (3) the candidate's experience with businesses or other organizations comparable to the Company in terms of size or complexity; (4) the interplay of the candidate's skills and experience with those of the incumbent directors; (5) the extent to which the candidate would provide substantive expertise that is currently sought by the Board or any committees of the Board; (6) the candidate's ability to commit the time necessary to fulfill a director's responsibilities; (7) relevant legal and regulatory requirements and evolving best practices in corporate governance; (8) the gender, racial and ethnic diversity of each potential candidate and (9) any other criteria the Board deems appropriate.

DIRECTOR SKILLS AND EXPERIENCE

As a global professional services firm offering clients advice and solutions in risk, strategy and people, the eight areas of expertise described in the chart below support our business and strategy. While each director possesses other relevant skills and experience, the chart below identifies the five principal skills that the Directors and Governance Committee considered for each director when evaluating that director's experience and qualifications to serve as a director. Additional information about each director's background, business experience and other matters, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company is provided under the heading "Item 1—Election of Directors" beginning on page 19.

SKILLS AND EXPERIENCE	Mr. Anderson	Mr. Doyle	Ms. Erkan	Mr. Fanjul	Mr. Hanway	Ms. Hartmann	Ms. Hopkins	Ms. Ingram	Ms. Lute	Mr. Mills	Mr. Nolop	Mr. Schapiro	Mr. Yates	Mr. Young
Leadership: Business and strategic management experience from service in a significant leadership position, such as a chief executive officer, chief financial officer or other senior leadership role.	●	●	●	●	●	●	●	●	●	●	●	●	●	●
Financial: Background and experience in finance, accounting, banking, capital markets, financial reporting or economics, including from experience overseeing the preparation of audited financial statements.	●	●	●	●	●	●	●			●	●	●	●	●
Industry: Experience in the Company's businesses and industries, including insurance, insurance and reinsurance brokerage, consulting, investment management and healthcare.	●	●	●		●					●				
International: International background or experience with multinational or global firms, including in growth markets.		●		●	●	●		●	●	●		●		●
Technology and Cybersecurity: Experience in technology, innovation, data analytics or cybersecurity risks and solutions, particularly as a senior executive.			●				●	●	●	●				
Corporate Governance & ESG: Experience with corporate governance for large companies or institutions or ESG matters, including climate risks, sustainability initiatives and inclusion and diversity efforts.	●			●		●	●	●			●	●	●	●

SKILLS AND EXPERIENCE	Mr. Anderson	Mr. Doyle	Ms. Erkan	Mr. Fanjul	Mr. Hanway	Ms. Hartmann	Ms. Hopkins	Ms. Ingram	Ms. Lute	Mr. Mills	Mr. Nolop	Mr. Schapiro	Mr. Yates	Mr. Young
Government Relations & Regulatory: Experience with government relations, political affairs, regulatory matters or regulated industries, particularly insurance, insurance and reinsurance brokerage and investment management.				●	●			●	●		●		●	
Risk Management: Experience in risk management, risk mitigation, stress testing, or strategic planning.	●	●	●			●	●		●		●	●	●	●
Diversity: Gender, racial or ethnic diversity.	●		●	●		●	●	●	●				●	●

BOARD DIVERSITY

We are committed to maintaining a diverse and inclusive Board. We appointed our eighth consecutive director who meets our diversity criteria in 2023. In the past five years, we have appointed five independent directors, all of whom meet our diversity criteria.

Of the 14 directors standing for election, four are men who are racially or ethnically diverse and five are women. As of our 2023 annual meeting, we expect 36% of the Board to be women.

Our Governance Guidelines specify that the gender, racial and ethnic diversity of each potential director candidate be considered by the Board. In its recruitment process, the Directors and Governance Committee and the Board seek to reflect gender, race and ethnic diversity in the pool of director candidates. Further, our Governance Guidelines provide that, to the extent that a search firm is retained to identify external candidates for Board membership, the Board will instruct the search firm to reflect gender, race and ethnic diversity in the initial pool of candidates. The Directors and Governance Committee and the Board also consider gender, race and ethnic diversity in the director nomination process.

BOARD REFRESHMENT

The Board is committed to effective succession planning and refreshment. Seven independent directors have joined since 2016, enhancing the Board's breadth and depth of experience and diversity. The average tenure of our directors is eight years. In deciding whether to nominate an incumbent director for re-election, the Board considers many factors, including tenure and an assessment of independence. The Board believes that term limits may arbitrarily deprive the Board of the contributions of directors who have valuable insight, developed over time, into the Company and its industries. The Board believes that a mix of director tenures provides fresh viewpoints, institutional knowledge and historical perspective.

RETIREMENT

Our Governance Guidelines require our independent directors not to stand for re-nomination at the annual meeting of stockholders following their 75th birthday. Any director who is an employee of the Company will resign from the Board when his or her employment ends.

ATTENDANCE

The Board held seven meetings during 2022. The average attendance by directors at meetings of the Board and its committees held during 2022 was approximately 97%. All directors attended at least 75% of the meetings of the Board and committees on which they served. The Board's policy is to have all directors attend the annual meetings of stockholders. All directors attended the 2022 annual meeting of stockholders.

EXECUTIVE SESSIONS

Our independent directors meet in executive session without management at regularly scheduled multi-day Board meetings. In 2022 they held six executive sessions, which were presided over by the Independent Chair. In addition, the members of the Audit, Compensation and Directors and Governance Committees meet in executive session without management at regularly scheduled committee meetings.

BOARD AND COMMITTEE EVALUATIONS

Our Governance Guidelines provide that the Directors and Governance Committee oversees an annual evaluation of the Board's performance and effectiveness. In addition, the charters for the Audit, Compensation, Directors and Governance, Finance and ESG Committees provide that each committee evaluates its own performance annually.

Board Evaluations

The annual evaluation of the Board focuses on its contribution to the Company over the preceding year, including areas in which the Board or management believes the Board could enhance its future contributions. More generally, directors are encouraged to make suggestions at any time for improving the Board's practices.

An overview of the Board self-evaluation process is provided below.

OVERVIEW OF BOARD SELF-EVALUATION PROCESS

Determine Form and Content of Self-Evaluation	• The Directors and Governance Committee determines the form and content of the evaluation each year, taking into account director and stockholder feedback and best practices. • The Directors and Governance Committee has considered engaging a third party for the evaluation. • The Committee determined to conduct individual director interviews as part of the self-evaluation process for 2022.
Individual Director Interviews	• Individual interviews with each independent director were conducted by the Independent Chair and the Chair of the Directors & Governance Committee. Topics included director skills, board practices and committee rotation.
Discuss in Executive Session	• The self-evaluation takes place in executive session using a compilation of unattributed responses, which is provided to directors in advance of the meeting.
Respond to Feedback	• Based on director feedback, changes are considered and, as appropriate, implemented.

For the evaluation of 2022, the Directors and Governance Committee considered the form of the evaluation and determined to use a questionnaire soliciting qualitative commentary and quantitative ratings from each director and to conduct individual director interviews as part of the self-evaluation process.

The questionnaire begins with open-ended discussion questions and also solicits the directors' views on topics such as:

- the Board's key priorities
- the Board's knowledge base
- fulfillment of the Board's and committees' responsibilities
- the Board's interaction with management
- the Board's structure, composition and committees
- Board meetings and related processes

Recent changes to the questionnaire include adding discussion questions about the Company's investment in ESG and how we balance the interests of our clients, colleagues and communities. Changes made in response to director feedback from the Board evaluation have included enhancements to director continuing education programming and rotating certain committee assignments.

Committee Evaluations

The Audit, Compensation, Directors and Governance, Finance and ESG Committees evaluate their own performance annually pursuant to their respective charters. Material is provided in advance to assist the committee with assessing its performance of its responsibilities under its charter and our Governance Guidelines. These materials include questions for discussion, summaries of the committee's activities and responsibilities and feedback from the Board self-evaluation regarding the committee. Committee self-evaluations are conducted in executive session.

COMMITTEES

Our Board maintains an Audit Committee, a Compensation Committee, a Directors and Governance Committee, a Finance Committee, an ESG Committee and an Executive Committee to assist the Board in discharging its responsibilities. Following each committee meeting, the respective committee chair reports the highlights of the meeting to the full Board.

Membership on each of the Audit, Compensation and Directors and Governance Committees is limited to independent directors as required by the Company, the listing standards of the NYSE and the SEC's independence rules. The ESG and Finance Committees must consist of a majority of independent directors as required by the Company. Each of these committees is governed by a charter, which is available on our website at marshmclennan.com/about/corporate-governance.html.

The table below shows current committee assignments and the number of times each committee met in 2022:

Director	Audit	Compensation	Directors and Governance	Finance	ESG	Executive
Anthony K. Anderson	X				X	
John Q. Doyle				X		X
Hafize Gaye Erkan	X		X			
Oscar Fanjul		X		X		
H. Edward Hanway		X	X	X		X(chair)
Judith Hartmann	X					
Deborah C. Hopkins			X	X(chair)		X
Tamara Ingram	X				X	
Jane H. Lute	X				X	
Steven A. Mills		X(chair)	X			X
Bruce P. Nolop	X(chair)			X		X
Morton O. Schapiro		X	X(chair)			X
Lloyd M. Yates				X	X(chair)	
R. David Yost [1]		X	X	X		
Ray G. Young	X					
2022 Meetings	10	6	5	5	5	0

(1) In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that Mr. Yost will not stand for re-election at the May 2023 annual meeting.

Audit Committee

The Audit Committee is charged, among other things, with assisting the Board in fulfilling its oversight responsibilities with respect to:

- the integrity of the Company's financial statements;
- the qualifications, independence and performance of our independent registered public accounting firm;
- the performance of the Company's internal audit function;
- the Company's policies and implementation of systems and controls designed to promote ethical behavior;
- compliance by the Company with legal and regulatory requirements; and
- the Company's enterprise risk management programs and processes, including cyber risk.

The Audit Committee selects, oversees and approves, pursuant to a pre-approval policy, all services to be performed by our independent registered public accounting firm. The Company's independent registered public accounting firm reports to the Audit Committee.

All members of the Audit Committee are "financially literate," as required by the NYSE and determined by the Board. The Board has determined that Anthony K. Anderson, Judith Hartmann, Bruce P. Nolop and Ray G. Young have the requisite qualifications to satisfy the SEC definition of "audit committee financial expert." Additionally, Jane H. Lute serves on the Audit Committee and is a cybersecurity expert.

Compensation Committee

The primary responsibilities of the Compensation Committee are to:

- evaluate the performance and determine the compensation of our chief executive officer;
- review and approve the compensation of our other senior executives;

- review certain key human resource strategic activities, including those relating to talent management, succession planning, inclusion and diversity, training and recruitment; and

- oversee and discharge its responsibilities for the Company's incentive compensation plans for our senior executives and equity-based award plans.

Meeting Schedule. The Compensation Committee met six times in 2022, including a special meeting in February to complete its annual review of, and make decisions on, executive compensation. Decisions relating to significant matters are usually presented to the Compensation Committee and discussed at more than one meeting to allow for full consideration of the implications and possible alternatives before a final decision is made. The Compensation Committee receives support from its independent compensation consultant and the Company's management, including the Company's human resources staff, as described below. At each of its meetings, the Compensation Committee meets in executive session and without management present. The independent compensation consultant attends portions of the executive sessions.

The Compensation Committee may delegate all or a portion of its duties and responsibilities to the chair of the Compensation Committee or a subcommittee of the Compensation Committee. If necessary, the chair is authorized to take action on behalf of the Compensation Committee between its regularly scheduled meetings, within prescribed guidelines. If any such action is taken, the chair reports such action to the Compensation Committee at its next regularly scheduled meeting.

The Compensation Committee reports its discussions on a regular basis and, where appropriate, reviews its actions, including executive compensation determinations, with the full Board.

Independent Compensation Consultant. The Compensation Committee has engaged Pay Governance LLC as its independent compensation consultant to support the Compensation Committee in performing its duties and to provide analysis and make recommendations to the Compensation Committee regarding our executive compensation program. The independent compensation consultant reports directly to the Compensation Committee and provides advice and analysis solely to the Compensation Committee. The independent compensation consultant supports the Compensation Committee by:

- participating in meetings and executive sessions of the Compensation Committee to advise the Compensation Committee on specific matters that arise;

- offering objective advice regarding the compensation and policy recommendations presented to the Compensation Committee by the Company's management, including senior members of the Company's human resources colleagues; and

- providing data regarding the compensation practices of comparable companies.

The Compensation Committee requested and received advice from the independent compensation consultant with respect to all significant matters addressed by the Compensation Committee during 2022. Except for the services provided to the Board, neither the individual compensation consultant nor Pay Governance LLC nor any of its affiliates provided any services to the Company or its affiliates in 2022.

The Compensation Committee assessed the work of Pay Governance LLC during 2022 pursuant to SEC rules and the listing standards of the NYSE and concluded that Pay Governance's work did not raise any conflict of interest.

Company Management. The Company's management, including the Company's human resources colleagues, supports the Compensation Committee by:

- developing meeting agendas in consultation with the chair of the Compensation Committee and preparing background materials for Compensation Committee meetings;

- making recommendations to the Compensation Committee on the Company's compensation philosophy, governance initiatives and short-term and long-term incentive ("LTI") compensation design, and by providing input regarding the individual performance component of annual bonus awards; and

- responding to actions and initiatives proposed by the Compensation Committee.

In addition, our President and Chief Executive Officer provides recommendations with respect to the compensation of our other senior executives.

Our President and Chief Executive Officer, senior members of the Company's human resources staff and internal legal counsel attended Compensation Committee meetings when invited but were not present for executive sessions or for any discussion of their own compensation.

Timing and Procedures of Equity-Based Compensation Awards. Annual equity-based awards under our LTI compensation program are approved at a prescheduled meeting of the Compensation Committee each February and, consistent with our historical practice, are granted on that same date.

In addition, the Compensation Committee periodically grants restricted stock unit awards to newly hired senior executives and to continuing senior executives for increased responsibilities that accompany changes in position and for retention purposes. These awards are approved at prescheduled meetings of the Compensation Committee. The Compensation Committee has also authorized our President and Chief Executive Officer to make such awards to individuals who are not senior executives, subject to prescribed parameters. These awards are granted on the first calendar day of the month following approval of the award by the Compensation Committee or our President and Chief Executive Officer, as applicable. In the event that an award is approved prior to an individual's employment start date with the Company, the award will be granted on the first calendar day of the first month on or following the individual's employment start date; however, if an award is approved contingent on the award recipient providing documentation supporting the forfeiture of compensation from a former employer and that documentation has not been provided as of the individual's start date, the award will be granted on the first calendar day of the month following the provision of such documentation and acceptance by the Company.

Typically, equity-based awards are denominated as a dollar value and then converted into a number of performance stock units, restricted stock units or stock options. The number of performance stock units or restricted stock units is determined based on the fair market value of the Company's common stock, which is defined as the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. The number of stock options is determined based on the grant date fair value of a stock option to purchase a share of the Company's common stock. The grant date fair value of stock options, performance stock units and restricted stock units is determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, *Compensation-Stock Compensation* ("FASB ASC Topic 718"). Stock options have an exercise price equal to the average of the high and low trading prices of the Company's common stock on the trading day immediately preceding the grant date. We believe that our equity-based compensation grant procedures effectively protect against the manipulation of grant timing for employee gain.

The Company's human resources staff regularly monitors, and updates the Compensation Committee on, the use of shares of the Company's common stock for equity-based awards and the number of shares available for future awards under our equity-based compensation plans. As part of the process of granting annual LTI compensation, the Compensation Committee considers share use and equity run rate (a measure of the potential dilutive impact of the Company's equity award program, defined as the number of shares underlying awards granted plus the number of shares underlying awards assumed upon acquisition (if any), divided by weighted average common shares outstanding) so that annual LTI awards, and the extent to which shares of the Company's common stock are used for those awards, are maintained at a reasonable level.

Directors and Governance Committee

The Directors and Governance Committee's duties and responsibilities include, among other things:

- assisting the Board by identifying, considering and recommending, consistent with criteria approved by the Board, qualified candidates for election as directors, including the slate of directors to be nominated by the Board for election at the Company's annual meeting of stockholders;
- recommending Board committee assignments;
- overseeing the development and implementation of succession planning for the Company's chief executive officer; and
- developing and recommending to the Board the Company's Governance Guidelines, including taking a leadership role in shaping the Company's corporate governance.

Finance Committee

The Finance Committee reviews and makes recommendations to the Board concerning, among other matters, the Company's capital structure, capital management and methods of corporate finance (including proposed issuances of securities or other financing transactions) and proposed acquisitions, divestitures or other strategic transactions.

ESG Committee

The ESG Committee's purpose is to oversee and support the Company's commitment to social, environmental and other public policy initiatives. The ESG Committee receives at least annual updates on sustainability, environmental matters, social impact and inclusion and diversity topics, including pay equity, and reports to the Board on a regular basis. The ESG Committee also receives a comprehensive report and briefing on Government Relations activities, including lobbying and advocacy, at least annually.

Executive Committee

The Executive Committee is empowered to act for the full Board during the intervals between Board meetings, except with respect to matters that, under Delaware law or the Company's bylaws, may not be delegated to a committee of the Board. The Executive Committee meets as necessary, with all actions taken by the Committee reported at the next Board meeting.

ELECTION OF DIRECTORS

ITEM 1:
ELECTION OF DIRECTORS

At the 2023 annual meeting, stockholders will vote on the election of the fourteen (14) nominees listed on the following page for a one-year term. As described under "Director Recruitment, Nomination and Succession Planning" on page 5, Mr. Doyle joined the Board in January 2023 in connection with his appointment as Marsh McLennan's President and Chief Executive Officer, Ms. Hartmann and Mr. Young joined the Board in March 2023, and they all appear on the ballot for the first time. In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that R. David Yost will not stand for re-election at the May 2023 annual meeting.

The Board has nominated each of these individuals to serve until the 2024 annual meeting. Each nominee has indicated that he or she will serve if elected. We do not anticipate that any of the nominees will be unable or unwilling to stand for election, but if that happens, your proxy may be voted for another person nominated by the Board or the Board may reduce its size. Each director holds office until his or her successor has been duly elected and qualified or his or her earlier resignation, death or removal.

In nominating the following slate of director candidates for election at the Company's annual meeting of stockholders, the Board has evaluated each nominee by reference to the criteria described above on pages 10, 11 and 12 under the headings "Director Qualifications" and "Director Skills and Experience." In addition, the Board evaluates each individual director in the context of the Board as a whole, with the objective of recommending a group that can best support the success of our businesses and represent stockholder interests.

The following section contains information provided by the nominees about their principal occupations, business experience and other matters, including their current committee assignments, as well as a description of how each individual's experience qualifies him or her to serve as a director of the Company.

THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR ALL OF THE DIRECTOR NOMINEES.



Name / Age	Director Since	Background	Independent	Other Public Company Boards	Committees
Anthony K. Anderson, 67	2016	Former Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP	Yes	3	Audit ESG
John Q. Doyle, 59	2023	President and Chief Executive Officer of Marsh McLennan	No	—	Executive Finance
Hafize Gaye Erkan, 43	2022	Former President and co-CEO, First Republic Bank	Yes	—	Audit Directors and Governance
Oscar Fanjul, 73	2001	Vice Chairman of Omega Capital, Founding Chairman and Former Chief Executive Officer of Repsol	Yes	2	Compensation Finance
H. Edward Hanway, 71	2010	Former Chairman and Chief Executive Officer of CIGNA Corporation	Yes	—	Compensation Directors and Governance Executive (Chair) Finance
Judith Hartmann, 53	2023	Former Deputy CEO and Global Chief Financial Officer of ENGIE S.A.	Yes	1	Audit
Deborah C. Hopkins, 68	2017	Former Chief Executive Officer of Citi Ventures, Former Chief Innovation Officer of Citigroup	Yes	3	Directors and Governance Executive Finance (Chair)
Tamara Ingram, 62	2019	Former Global Chairman, Wunderman Thompson	Yes	2	Audit ESG
Jane H. Lute, 66	2020	Strategic Director, SICPA North America	Yes	2	Audit ESG
Steven A. Mills, 71	2011	Former Executive Vice President of Software & Systems of International Business Machines Corporation (IBM)	Yes	—	Compensation (Chair) Directors and Governance Executive
Bruce P. Nolop, 72	2008	Former Executive Vice President and Chief Financial Officer of E*Trade Financial Corporation	Yes	1	Audit (Chair) Executive Finance
Morton O. Schapiro, 69	2002	Executive Vice President and Senior Advisor of TWG Global and President Emeritus, Northwestern University	Yes	—	Compensation Directors and Governance (Chair) Executive
Lloyd M. Yates, 62	2011	President and Chief Executive Officer of NiSource Inc.	Yes	1	ESG (Chair) Finance
Ray G. Young, 61	2023	Former Vice Chairman and Chief Financial Officer of Archer-Daniels-Midland Company	Yes	2	Audit

ANTHONY K. ANDERSON



Director since: 2016

Age: 67

Other Public Company Boards:
AAR Corp.
Avery Dennison Corporation
Exelon Corporation

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
Financial
Industry
Corporate Governance & ESG
Risk Management

Business Experience: Mr. Anderson served as Vice Chair and Midwest Area Managing Partner of Ernst & Young LLP from 2006 until his retirement in April 2012. He joined Ernst & Young in 1977 and held various management positions during his 35-year career there. Throughout his career, Mr. Anderson served the financial services industry, focused on insurance companies and brokers. Mr. Anderson served on the Board of the Federal Reserve Bank of Chicago from 2008 to 2010. He is a member of the American, California and Illinois Institutes of Certified Public Accountants. Mr. Anderson is also a director of AAR Corp., Avery Dennison Corporation and Exelon Corporation.

Qualifications: We believe Mr. Anderson's qualifications to serve on our Board of Directors include his significant experience as an audit partner serving insurance and insurance brokerage entities, his corporate governance experience from serving as a director on other public company boards and his leadership and management experience with a global professional services organization.

JOHN Q. DOYLE



Director since: 2023

Age: 59

Other Public Company Boards:
N/A

Committees:
Executive
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Risk Management

Business Experience: Mr. Doyle is President and Chief Executive Officer of Marsh McLennan. Prior to starting his current role in January 2023, Mr. Doyle served as Group President and Chief Operating Officer of the Company from January 1, 2022 to December 31, 2022. He joined Marsh McLennan in April 2016 as President of Marsh and then President and Chief Executive Officer of Marsh from 2017 to 2021. An industry veteran with more than 35 years of management experience in commercial insurance underwriting and brokerage, Mr. Doyle began his career at AIG. He held executive positions at AIG, including Chief Executive Officer of AIG Commercial Insurance, President and CEO of AIG Property and Casualty in the U.S., President of National Union Fire Insurance Company, and President of American Home Assurance Company.

Qualifications: As the only member of the Company's management team on the Board, Mr. Doyle's presence on the Board provides directors with direct access to the Company's chief executive officer and helps facilitate director contact with other members of the Company's senior management.

ELECTION OF DIRECTORS (Continued)

HAFIZE GAYE ERKAN



Director since: 2022

Age: 43

Other Public Company Boards:
N/A

Past five years: First Republic Bank
Tiffany & Co.

Committees:
Audit
Directors and Governance

Key Skills and Experience:
Leadership
Financial
Industry
Technology & Cybersecurity
Risk Management

Business Experience: Prior to 2022, Ms. Erkan served as Co-CEO of First Republic Bank, a publicly traded commercial bank and trust company. She also served as President of First Republic from 2017 to 2021 and was a member of the company's board of directors from 2019 to 2021. She joined First Republic as Senior Vice President, Chief Investment Officer and Co-Chief Risk Officer in 2014. Prior to First Republic, Ms. Erkan spent a decade at Goldman Sachs, ultimately serving as Managing Director and Head of Financial Institutions Group Analytics and Strategies. In that role, she worked closely with boards of directors and senior management teams of financial institutions, insurers, asset managers and banks. She serves on the board of directors for the Partnership for New York City and the Advisory Council for the Princeton University Department of Operations Research and Financial Engineering and is a former director of First Republic Bank and Tiffany & Co. Ms. Erkan holds a B.Sc. from Bogazici University (Turkey) and a Ph.D. from Princeton University.

Qualifications: We believe Ms. Erkan's qualifications to serve on our Board of Directors include her leadership experience and extensive experience in finance, investment management and risk management, including stress testing, as well as her experience serving as a director on other public company boards.

OSCAR FANJUL



Director since: 2001

Age: 73

Other Public Company Boards:
Ferrovial

Past five years: The Holcim Group

Committees:
Compensation
Finance

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & ESG
Government Relations & Regulatory

Business Experience: Mr. Fanjul is Vice Chairman of Omega Capital, a private investment firm based in Spain. Mr. Fanjul is the Founding Chairman and former Chief Executive Officer of Repsol. Mr. Fanjul is a director of Ferrovial. Mr. Fanjul is the former Vice Chairman of the Board of The Holcim Group (formerly LafargeHolcim) and a former director of Unilever, the London Stock Exchange, Areva, Acerinox and Deoleo. He is a dual Spanish and Chilean national and has a Ph.D. in Economics.

Qualifications: We believe Mr. Fanjul's qualifications to serve on our Board of Directors include his extensive experience in international markets with global companies, his understanding of global business practices, his perspective from being based outside the US and his deep governance experience from serving as a director on other public company boards.

H. EDWARD HANWAY



Director since: 2010

Age: 71

Other Public Company Boards:
N/A

Committees:
Compensation
Directors and Governance
Executive (Chair)
Finance

Key Skills and Experience:
Leadership
Financial
Industry
International
Government Relations & Regulatory

Business Experience: Mr. Hanway served as Chairman and Chief Executive Officer of CIGNA Corporation from 2000 until his retirement in 2009. From 1999 to 2000, he served as President and Chief Operating Officer of CIGNA. From 1996 to 1999, he was President of CIGNA HealthCare and from 1989 to 1996 was President of CIGNA International. Mr. Hanway is a former member of the Board of Directors of America's Health Insurance Plans (AHIP). He is also a past Chairman of the Council on Affordable Quality Healthcare (CAQH) and has been active in a wide range of issues and initiatives associated with children's health and education. He serves on the Board of Trustees of Drexel Neumann Academy and the Delaware County Community Foundation.

Qualifications: We believe Mr. Hanway's qualifications to chair our Board of Directors include his years of significant leadership experience, including as a chief executive officer in the insurance industry, together with his background in the health and benefits sector, which provide our Board with insight into important areas in which the Company conducts business.

JUDITH HARTMANN



Director since: 2023

Age: 53

Other Public Company Boards:
Unilever PLC

Past five years: Suez S.A.

Committees:
Audit

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & ESG
Risk Management

Business Experience: From 2015 to 2022, Judith Hartmann was Deputy CEO and Group Chief Financial Officer of ENGIE S.A., a French multi-national utility company operating in the fields of electricity generation, energy transportation and distribution and energy services. She was the interim Co-CEO in 2020. She held P&L responsibility for the North American and UK/Ireland business units and oversaw Procurement and Corporate Social Responsibility (CSR). Prior to ENGIE, Ms. Hartmann served as Chief Financial Officer and member of the Executive Board of the international media and services corporation Bertelsmann SE& Co. KGaA from 2012 to 2015. Prior to that, she served in a number of financial and operational roles at General Electric since 2000 in the US, Latin America and Europe, including at Global Service, GE Healthcare Clinical Systems, GE Water Europe, Middle East & Africa, GE Healthcare Latin America and GE Germany. Before that, she held positions in The Walt Disney Company and Transport Canada. Ms. Hartmann serves on the Board of Directors of Unilever and was a Non-Executive Director of Suez, Electrabel, International Power, RTL Group, Penguin Random House and Gruner + Jahr. She holds a PhD in Economics (Hons) and an MBA from the WU University of Business Administration and Economics.

Qualifications: We believe Ms. Hartmann's qualifications to serve on our Board of Directors include her expertise in international markets and international background, her understanding of global business practices, her corporate governance experience from serving as a director on other boards and her significant experience in finance and leadership positions at multinational companies.

DEBORAH C. HOPKINS



Director since: 2017

Age: 68

Other Public Company Boards:
Union Pacific Corporation
Bridge Investment Group
Compass Digital

Past five years: Virtusa Corporation

Committees:
Directors and Governance
Executive
Finance (Chair)

Key Skills and Experience:
Leadership
Financial
Technology & Cybersecurity
Corporate Governance & ESG
Risk Management

Business Experience: Ms. Hopkins was the founder and Chief Executive Officer of Citi Ventures and served as Citigroup's first Chief Innovation Officer. Previously at Citi she was Chief Operations and Technology officer of the company, Chief Information Security Officer and Senior Advisor to the Corporate and Investment Bank. She retired at the end of 2016. Prior to joining Citigroup in 2003 as Head of Corporate Strategy and M&A, she was Chief Financial Officer of Lucent Technologies and The Boeing Company and held senior-level positions at General Motors in the U.S. and Zurich and at Unisys Corporation, after starting her career at Ford. Ms. Hopkins was twice named to Fortune's 10 most powerful women in business and was on Institutional Investor's Top 50 list every year from 2011 until she retired. Ms. Hopkins is the Chair of Development for St. John's Health Foundation located in Jackson, Wyoming. She is a director of Union Pacific Corporation, Bridge Investment Group, Compass Digital Acquisition Corporation and privately-held cybersecurity company, Deep Instinct. She is a former director of Virtusa Corporation, Qlik Technologies, E.I. DuPont de Nemours & Company and Dendrite International. Ms. Hopkins holds honorary doctorate degrees from Westminster College and Walsh College and a B.A. in Accounting from Walsh College.

Qualifications: We believe Ms. Hopkins's qualifications to serve on our Board of Directors and chair our Finance Committee include her significant leadership positions in finance, technology, cybersecurity, innovation and strategic planning at various multinational and global companies.

TAMARA INGRAM



Director since: 2019

Age: 62

Other Public Company Boards:
Intertek plc
Marks & Spencer plc
Reckitt Benckiser Group plc

Past five years: Serco Group plc

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
International
Technology & Cybersecurity
Corporate Governance & ESG
Government Relations & Regulatory

Business Experience: Ms. Ingram was Global Chairman of Wunderman Thompson, an international global advertising agency. Ms. Ingram held previous roles at WPP plc, a media conglomerate, including Global Chief Executive Officer of J. Walter Thompson, Grey UK's Group Chief Executive Officer, Global Leader on their Procter & Gamble account, as well as roles at WPP's wholly owned data investment division, Kantar. Prior to joining WPP plc, Ms. Ingram was Chief Executive Officer of McCann Worldgroup in London and Chief Executive Officer of Saatchi & Saatchi's London office. Ms. Ingram previously served as a non-executive director of London Stock Exchange-listed companies Sage Group plc and Serco Group plc. She is a Trustee of Save the Children International (UK) and was awarded an OBE (Officer of the Most Excellent Order of the British Empire) for her services to tourism through her work as Chairman of Visit London. Ms. Ingram serves on the Board of Directors of Intertek plc, Marks & Spencer plc and Reckitt Benckiser Group plc.

Qualifications: We believe Ms. Ingram's qualifications to serve on our Board of Directors include her significant leadership experience in leading client-focused, global businesses, particularly internationally, her experience with data analytics, and her corporate governance and ESG experience from serving as a director on other public company boards.

JANE H. LUTE



Director since: 2020

Age: 66

Other Public Company Boards:
Union Pacific Corporation
Shell plc

Past five years: Atlas Air Worldwide

Committees:
Audit
ESG

Key Skills and Experience:
Leadership
International
Technology & Cybersecurity
Government Relations & Regulatory
Risk Management

Business Experience: Ms. Lute is the Former Deputy Secretary of Homeland Security. She serves as a Strategic Director for SICPA North America, a company that specializes in providing material and digital integrity solutions to authenticate the provenance and protect the value of products, processes, and documents. Ms. Lute also served as Special Advisor to the Secretary-General of the United Nations, where she held several positions in peacekeeping and peace building. Previously, Ms. Lute served as Chief Executive Officer of the Center for Internet Security, an operating not-for-profit organization providing cybersecurity services for state, local, tribal and territorial governments. She began her distinguished career in the United States Army and served on the National Security Council staff under both Presidents George H.W. Bush and William Jefferson Clinton. Ms. Lute holds a Ph.D. in political science from Stanford University and a J.D. from Georgetown University. Ms. Lute serves on the Board of Directors of Union Pacific Corporation and Shell plc and previously served as Director of Atlas Worldwide Holding Corporation.

Qualifications: We believe Ms. Lute's qualifications to serve on our Board of Directors include her broad expertise in cybersecurity risks and solutions, her vast international experience, her expertise in political affairs and her experience managing large, complex organizations.

STEVEN A. MILLS



Director since: 2011

Age: 71

Other Public Company Boards:
N/A

Committees:
Compensation (Chair)
Directors and Governance
Executive

Key Skills and Experience:
Leadership
Financial
Industry
International
Technology & Cybersecurity

Business Experience: Mr. Mills was a senior executive at International Business Machines Corporation (IBM) before his retirement at the end of December 2015. Mr. Mills joined IBM in 1973 and during the course of his 40-plus-year career held various executive leadership positions across the company. At the time of his retirement, Mr. Mills was the Executive Vice President of Software & Systems, with responsibility for directing IBM's $40 billion product business, which included over 100,000 employees spanning development, manufacturing, sales, marketing and support professions. Mr. Mills sits on Boards of privately held Syniti, Inc. and Arcadian Networks, Inc.

Qualifications: We believe Mr. Mills' qualifications to serve on our Board of Directors and chair our Compensation Committee include his signifcant executive leadership and management experience, his vast technology expertise, including as a senior executive overseeing a signifcant business, his extensive international experience at IBM and his overall knowledge of global markets.

BRUCE P. NOLOP



Director since: 2008

Age: 72

Other Public Company Boards:
TEGNA Inc.

Past five years: On Deck Capital, Inc.

Committees:
Audit (Chair)
Executive
Finance

Key Skills and Experience:
Leadership
Financial
Corporate Governance & ESG
Government Relations & Regulatory
Risk Management

Business Experience: Mr. Nolop is the former Executive Vice President and Chief Financial Officer of E*TRADE Financial Corporation. Previously he was Executive Vice President and Chief Financial Officer of Pitney Bowes Inc. and Vice President and Treasurer of Kimberly-Clark Corporation. He began his career in investment banking with Morgan Stanley & Co. and also held positions with Goldman, Sachs & Co and Wasserstein Perella & Co. Mr. Nolop currently serves on the Board of Directors of TEGNA Inc. and is a former Board Member of On Deck Capital, Inc. and privately-held CLS Group Holdings AG.

Qualifications: We believe Mr. Nolop's qualifications to serve on our Board of Directors and chair our Audit Committee include his experience in financial accounting and corporate finance, his experience overseeing the preparation of audited financial statements, and his familiarity with internal financial controls and strategic transactions acquired through executive-level finance positions held in public companies and 18 years' experience as an investment banker.

MORTON O. SCHAPIRO



Director since: 2002

Age: 69

Other Public Company Boards:
N/A

Committees:
Compensation
Directors and Governance (Chair)
Executive

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & ESG
Risk Management

Business Experience: Mr. Schapiro is Executive Vice President and Senior Advisor of TWG Global, a position he has held since 2022, and President Emeritus of Northwestern University. Prior to that, he was President and Professor of Economics at Northwestern University from 2009 to 2022. Previous positions include President and Professor at Williams College from 2000 to 2009, Dean of the College of Letters, Arts and Sciences of the University of Southern California from 1994 to 2000, the University's Vice President for planning from 1999 to 2000 and Chair of its Department of Economics from 1991 to 1994. Mr. Schapiro is among the nation's leading authorities on the economics of higher education and has expertise in labor and development economics.

Qualifications: We believe Mr. Schapiro's qualifications to serve on our Board of Directors and chair our Directors and Governance Committee include his more than 20 years of executive leadership, governance and strategic planning experience with large, complex, top-ranking academic institutions, which provides the Board with a diverse perspective, including insight into human capital and diversity strategies, as well as his more than 30 years of experience as a professor of economics.

LLOYD M. YATES



Director since: 2011

Age: 62

Other Public Company Boards:
NiSource Inc.

Past five years: American Water Works
Company and Sonoco Products
Company

Committees:
ESG (Chair)
Finance

Key Skills and Experience:
Leadership
Financial
Corporate Governance & ESG
Government Relations & Regulatory
Risk Management

Business Experience: Mr. Yates is the President and Chief Executive Officer of NiSource Inc., a position he has held since 2022. From 2012 until his retirement in 2019, Mr. Yates served in senior leadership roles with Duke Energy, including Executive Vice President and President of Duke Energy's Carolinas Region and Executive Vice President of Customer Operations. Mr. Yates has more than 35 years of experience in the energy industry, including the areas of nuclear and fossil energy generation and delivery. Before the merger between Duke Energy and Progress Energy in July 2012, Mr. Yates served as President and Chief Executive Officer for Progress Energy Carolinas. Mr. Yates joined Progress Energy's predecessor, Carolina Power & Light, in 1998. Before joining Progress Energy, he worked for PECO Energy for 16 years in several line operations and management positions.

Qualifications: We believe Mr. Yates's qualifications to serve on our Board of Directors and chair our ESG Committee include the executive leadership and management experience he has acquired throughout his career in the energy industry, his extensive risk management experience with nuclear and fossil energy generation and delivery and his corporate governance and ESG experience from serving as a director on other public company boards.

RAY G. YOUNG



Director since: 2023

Age: 61

Other Public Company Boards:
International Paper Company
Hormel Foods Corporation

Past five years:
Wilmar International Ltd.

Committees:
Audit

Key Skills and Experience:
Leadership
Financial
International
Corporate Governance & ESG
Risk Management

Business Experience: Ray G. Young served as Vice Chairman of Archer-Daniels-Midland Company (ADM), a global leader in human and animal nutrition and the world's premier agricultural origination and processing company, until his retirement at the end of 2022. Previously, Mr. Young was ADM's chief financial officer from December 2010 to April 2022, and during his tenure he also had oversight responsibilities for captive insurance operations, ADM Investor Services and information technology. Prior to ADM, he lived and worked on four continents, serving in various senior executive roles at General Motors (GM) from 1986 to 2010, including as its president of the Mercosur Region of South America from 2004-2007, its chief financial officer from 2008-2009 and as vice president of International Operations, based in China, in 2010. Mr. Young currently serves on the Board of Directors of the International Paper Company, Hormel Foods Corporation and the American Cancer Society Illinois Division.

Qualifications: We believe Mr. Young's qualifications to serve on our Board include his extensive international experience, his experience overseeing the preparation of audited financial statements, his familiarity with internal financial controls and his corporate governance experience from serving on other public company boards.

EXECUTIVE COMPENSATION

ITEM 2:
ADVISORY (NONBINDING) VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION

Recognizing that executive compensation is an important matter for our stockholders, and in accordance with SEC rules, we are asking our stockholders to approve a nonbinding advisory resolution on the compensation of our named executive officers as disclosed in this proxy statement.

This proposal, commonly known as a "say on pay" proposal, is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and our executive compensation philosophy, policies and practices as described in this proxy statement. Although the voting results are not binding, the Board and the Compensation Committee will take into account the results of the vote when considering future executive compensation arrangements. It is currently expected that stockholders will be given an opportunity to cast a nonbinding advisory vote on this topic annually, in which case the next vote on this topic will take place in 2024. The nonbinding advisory vote on the frequency of the say-on-pay vote will take place at this year's 2023 annual meeting and appears as a separate vote, set forth immediately following this proposal.

We encourage our stockholders to read the Compensation Discussion and Analysis, which follows the nonbinding advisory vote on the frequency of say-on-pay votes. The Compensation Discussion and Analysis describes our executive compensation program and related policies and practices and explains the decisions the Compensation Committee has made under this program and the factors considered in making those decisions. We also encourage our stockholders to review the 2022 Summary Compensation Table and the other compensation tables and accompanying narratives, which provide detailed information on the compensation of our named executive officers.

STOCKHOLDERS ARE BEING ASKED TO VOTE ON THE FOLLOWING RESOLUTION:

RESOLVED, that the stockholders of Marsh McLennan approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in this proxy statement, including the Compensation Discussion and Analysis, the executive compensation tables and the accompanying narratives.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF OUR NAMED EXECUTIVE OFFICER COMPENSATION ON AN ADVISORY BASIS.



ITEM 3:
ADVISORY (NONBINDING) VOTE ON THE FREQUENCY OF FUTURE VOTES ON NAMED EXECUTIVE OFFICER COMPENSATION

Section 14(a)(2) of the Securities Exchange Act of 1934 enables our stockholders to indicate how frequently they believe we should conduct the nonbinding advisory vote on the compensation of our named executive officers, as disclosed in accordance with SEC rules. Stockholders may indicate whether they would prefer a nonbinding advisory vote on the compensation of our named executive officers every one, two or three years. Stockholders may also abstain from the vote. We have conducted an annual say-on-pay vote since the first say-on-pay frequency vote in 2011. The say-on-pay frequency vote has taken place every 6 years. The last vote took place in 2017 and the next vote will take place in 2029.

The Board believes that the Company's compensation practices are sound and embody an appropriate long-term perspective. An annual vote allows our stockholders to provide timely feedback regarding the Company's compensation policies and practices and enables the Compensation Committee to take into account the results of the vote when it conducts its annual compensation review. An annual vote is consistent with our practice of engaging with our stockholders and obtaining their input on our corporate governance matters and our executive compensation policies and practices.

Stockholders may choose among four choices (i.e., to conduct a say-on-pay vote every one, two or three years or abstain). Approval of the frequency of the advisory vote on named executive officer compensation requires a favorable vote of the majority. However, if no choice receives a majority of the shares entitled to vote and present in person or represented by proxy, then the choice of frequency that receives the highest number of votes will be considered the preference of our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR "ONE YEAR" AS THE FREQUENCY OF FUTURE SAY-ON-PAY VOTES.



COMPENSATION DISCUSSION AND ANALYSIS

The following is a discussion and analysis of our compensation program for our senior executives, focusing on our key compensation principles, policies and practices.

This section describes the compensation decisions with respect to the individuals who served during 2022 as our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly compensated executive officers as of December 31, 2022, as listed below. These individuals are included in the "2022 Summary Compensation Table" on page 58.

	Name	Title
	DANIEL S. GLASER	President and Chief Executive Officer ("CEO")
	MARK C. MCGIVNEY	Chief Financial Officer
	JOHN Q. DOYLE	Group President and Chief Operating Officer Vice Chair, Marsh McLennan
	MARTIN C. SOUTH	President and Chief Executive Officer of Marsh Vice Chair, Marsh McLennan
	MARTINE FERLAND	President and Chief Executive Officer of Mercer Vice Chair, Marsh McLennan

We refer to these individuals collectively in this Compensation Discussion and Analysis as our "named executive officers." When we refer to our "senior executives" in this proxy statement, we mean our CEO, the chief executive officers of our four businesses and certain leaders of our corporate staff. Background information regarding our senior executives is provided on our website at marshmclennan.com/about/leadership.html.

As discussed herein, Mr. Doyle was promoted to President and Chief Executive Officer of the Company, effective January 1, 2023, succeeding Mr. Glaser upon his retirement.

In addition, Mr. South was promoted to President and CEO of Marsh, effective January 1, 2022, which position had previously been held by Mr. Doyle prior to his promotion to Group President and Chief Operating Officer of the Company.

2022 HIGHLIGHTS



FINANCIAL OBJECTIVES

- In 2022, **Marsh McLennan delivered strong results** as we successfully continued to invest in our talent and capabilities, both organically and through acquisitions

- Our GAAP EPS decreased 1%. We delivered **11% growth in adjusted EPS***

- We generated **$20.7 billion of revenue**, an **increase of 5% on a GAAP basis** compared with 2021. We achieved 9% growth in underlying revenue

- Our GAAP operating income decreased by 1%. We **grew our adjusted operating income* by 11%**, and **expanded adjusted margins** for our **15th consecutive year***

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.



CAPITAL MANAGEMENT

- In 2022, we **deployed close to $4 billion of capital** across dividends, share repurchases and acquisitions

- We **increased our quarterly dividend by 10.3%** in the third quarter of 2022, paying total dividends of $1.1 billion in 2022 ($2.25 per share). We have increased our dividend every year since 2010

- We **repurchased 12.2 million shares** for $1.9 billion

- We **completed 20 acquisitions**



POSITIONING OUR BUSINESS FOR THE FUTURE

- We completed **seamless leadership transitions** at Marsh McLennan, Marsh and Guy Carpenter, drawing on internal talent

- **Realized benefits of our recent investments in our talent**

- **Continued to expand Marsh & McLennan Agency (MMA)**, our middle market insurance business, completing 15 acquisitions, including two top-100 agencies. MMA has now surpassed 100 acquisitions since its inception in 2009

- **Expanded our business capabilities and geographic reach at Mercer** through an agreement with WestPac to acquire BT Super Trust and Advance Asset Management in Australia and at **Oliver Wyman** with acquisitions of specialty consultant Avascent and Booz Allen's Middle East North Africa practice



STOCK PERFORMANCE

- Our **2022 total stockholder return** ("TSR") outperformed the S&P 500® index. While our TSR fell 3.5%, the S&P 500® index fell 18.1%

- Our **five-year annualized TSR of 17.2%** outperformed the S&P 500® index TSR by 7.8 percentage points



EXECUTIVE COMPENSATION

- In February 2023, the Compensation Committee assessed management's **performance against our 2022 objectives**. The Compensation Committee determined bonuses that were above-target for all of our named executive officers commensurate with strong performance with respect to our financial and strategic objectives

- We **achieved three-year annualized adjusted EPS growth of 14.1%*** for our 2020 performance stock unit (PSU) awards. This was above our 8% target for the award and resulted in the maximum payout at 200% of target. Despite the impact of the pandemic on our 2020 financial performance, the Compensation Committee **did not reset or adjust the 8% target** for three-year annualized adjusted EPS growth applicable to any of the then-outstanding PSU awards, including the 2020 awards. In addition, our **three-year TSR was above the 75th percentile versus S&P 500® constituents***, which resulted in the maximum 1.25x relative TSR modifier; however, the modifier had no impact on the actual payout of awards since they were capped at the maximum 200% of target based on our adjusted EPS growth

* Please see "Definitions of Financial Performance Measures" on page 51 for information about calculation of adjusted EPS growth and TSR for our PSU awards.



SENIOR EXECUTIVE CHANGES

The Company made the following senior executive changes:

Effective January 1, 2023

- **John Q. Doyle** was appointed **President and Chief Executive Officer** succeeding Dan Glaser upon his retirement. Mr. Doyle previously served as Group President and Chief Operating Officer

- **John J. Jones** was appointed **Chief Marketing and Communications Officer**. Mr. Jones previously served as Chief Marketing Officer of Marsh

Effective March 11, 2022

- **Katherine J. Brennan** was appointed **Senior Vice President and General Counsel**. Ms. Brennan previously served as General Counsel of Marsh

Effective January 1, 2022

- **John Q. Doyle** was appointed **Group President and Chief Operating Officer**. Mr. Doyle previously served as President and Chief Executive Officer of Marsh

- **Martin South** was appointed **President and Chief Executive Officer of Marsh**, succeeding Mr. Doyle. Mr. South previously served as President of Marsh US and Canada

- **Dean Klisura** was appointed **President and Chief Executive Officer of Guy Carpenter**, succeeding Peter Hearn. Mr. Klisura previously served as President of Guy Carpenter

CEO EMPLOYMENT ARRANGEMENTS

Mr. Glaser's Long Term Incentive Amendment

Mr. Glaser completed his service as President and Chief Executive Officer (CEO) and as an executive officer of the Company effective December 31, 2022. The terms of his employment prior to his retirement are set forth on page 60.

In February 2022, the Committee reduced the age and service requirement for full vesting of all long term incentive (LTI) awards granted thereinafter to 62 years of age and 5 years of service, which is aligned with market practice. Taking into consideration this broad-based change applicable to all LTI award recipients (beginning in 2022), the Compensation Committee determined that full vesting of Mr. Glaser's Performance Stock Unit (PSU) awards granted on February 19, 2020 and February 22, 2021 would be appropriate, and that it should be contingent on the successful transition of the CEO role to Mr. Doyle.

The Compensation Committee intended to recognize Mr. Glaser's approximately 25 years of service with the Company, including 10 years as our CEO, his extraordinary impact on the Company, the expansion of our business into new client segments, increased revenues, the growth of our colleague base and bringing the Company together under a shared purpose.

On September 23, 2022, the Compensation Committee amended the terms and conditions of Mr. Glaser's 2020 and 2021 PSU awards, in connection with the announcement of his retirement from the role of President and Chief Executive Officer of the Company. The amendment provided for full vesting of Mr. Glaser's 2020 and 2021 PSU awards provided that Mr. Glaser experiences a "Qualifying Retirement", which means that he (i) adequately performed his duties during his tenure; (ii) satisfactorily participated in the identification and development of his successor; and (iii) assisted in the transition of his duties and responsibilities to such successor.

The Compensation Committee noted that, had the current age and service requirement been put in place in 2020, Mr. Glaser would have been eligible for full vesting of the awards without any need for modification. Prior to the amendment, Mr. Glaser's 2020 and 2021 PSU awards were subject to "early retirement" treatment on a termination of service on December 31, 2022 because he was not at least 65 years of age. Under the terms and conditions of our PSU awards, upon an "early retirement", a pro rata portion of the unvested PSU would remain outstanding and vest upon the scheduled vesting date.

Promptly following Mr. Glaser's retirement, the Compensation Committee determined that the retirement criteria had been satisfied. All of Mr. Glaser's unvested 2020 and 2021 PSUs will remain outstanding until the applicable scheduled vesting date and will be distributed as soon as practicable in accordance with the terms of the PSU award agreements, including satisfaction of the performance conditions set forth therein.

The incremental amount of total compensation associated with the modification of Mr. Glaser's awards was approximately $7.1 million and is reflected in the "2022 Summary Compensation Table" (see page 58).

Mr. Doyle's Employment Arrangements

Mr. Doyle's current terms of employment as our President and Chief Executive Officer effective January 1, 2023, as approved by the Compensation Committee, are as follows:
- an annual base salary of $1,400,000;
- an annual bonus with a target level of $3,500,000;
- an annual LTI award with a target grant date fair value of $11,100,000;
- continued participation in the Senior Executive Severance Pay Plan; and
- access to a car and driver for business and personal use, including work/home travel, and to corporate aircraft in which we maintain fractional interests, for business and personal travel (with such personal air travel limited to an amount not to exceed $130,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company).

In consideration for his employment arrangements, Mr. Doyle entered into noncompetition and nonsolicitation covenants in favor of the Company for the duration of his employment and for 24 months following his termination of employment.

Mr. Doyle did not receive any special compensation in connection with his promotion to President and CEO of the Company.

CHANGES IN TARGET TOTAL COMPENSATION

Base Salaries

The Compensation Committee increased the base salaries of:

- Mr. Doyle from $1,000,000 to $1,200,000 effective January 1, 2022 in connection with his promotion to Group President and Chief Operating Officer and then to $1,400,000 effective January 1, 2023 in connection with his promotion to President and Chief Executive Officer, and
- Ms. Ferland from $850,000 to $1,000,000 effective April 1, 2022 based on a review of the competitive market and her performance as President and CEO of Mercer. This was the first increase in Ms. Ferland's base salary since she was promoted to the CEO role in 2019.

Target Annual Bonuses

The Compensation Committee increased the target annual bonuses of:

- Mr. Doyle from $2,500,000 to $2,800,000 in connection with his promotion to Group President and Chief Operating Officer and then to $3,500,000 effective January 1, 2023 in connection with his promotion to President and Chief Executive Officer, and
- Mr. McGivney from $1,300,000 to $1,600,000, based on a review of the competitive market and his performance as Chief Financial Officer.

Target LTI Awards

The Compensation Committee increased Mr. Doyle's target LTI award from $3,000,000 to $4,000,000 effective January 1, 2022 in connection with his promotion to Group President and Chief Operating Officer and then to $11,100,000 in connection with his promotion to President and Chief Executive Officer.

EXECUTIVE SUMMARY

2022 AND 2023 ANNUAL TOTAL DIRECT COMPENSATION OF NAMED EXECUTIVE OFFICERS

The following table summarizes the decisions made by the Compensation Committee in February 2023 and February 2022 with respect to the annual total direct compensation of our named executive officers. Because this table shows compensation by decision date rather than by fiscal year, it includes our 2023 annual LTI awards, which are not shown in the "2022 Summary Compensation Table" on page 58. The compensation decisions reflected here, and the rationale for such decisions, are discussed in "Executive Compensation Determinations" beginning on page 40.

Mr. Glaser completed his service as President and CEO and as an executive officer of the Company effective December 31, 2022. As a result, the Compensation Committee's decision regarding Mr. Glaser's 2022 compensation was limited to his annual bonus award for the 2022 performance year.

For Mr. South, only February 2023 compensation decisions are shown because he was not a named executive officer in the 2022 or 2021 proxy statement.

Name	Decision Date	Base Salary	Annual Bonus Award	Annual Long-Term Incentive Award[1]	Total Direct Compensation
Mr. Glaser	2/23/2023	NA	$7,500,000	NA	NA
	2/23/2022	$1,500,000	$7,000,000	$14,500,000	$23,000,000
	Change	NA	+7%	NA	NA
Mr. McGivney	2/23/2023	$800,000	$2,650,000	$3,350,000	$ 6,800,000
	2/23/2022	$800,000	$2,400,000	$3,250,000	$ 6,450,000
	Change	0%	+10%	+3%	+5%
Mr. Doyle	2/23/2023	$1,400,000	$5,300,000	$11,100,000	$17,800,000
	2/23/2022	$1,200,000	$4,800,000	$4,000,000	$10,000,000
	Change	+17%	+10%	+178%	+78%
Mr. South	2/23/2023	$1,000,000	$3,500,000	$2,700,000	$ 7,200,000
Ms. Ferland	2/23/2023	$1,000,000	$3,300,000	$2,600,000	$ 6,900,000
	2/23/2022	$1,000,000	$3,000,000	$2,500,000	$ 6,500,000
	Change	0%	+10%	+4%	+6%

1. Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, 50% of the LTI value shown in the table is converted into a number of stock options based on the grant date fair value per share using the Black-Scholes option pricing model. For PSUs, 50% of the LTI value shown in the table is converted into a number of PSUs based on the fair market value of Company common stock, which is equal to the average of the high and low trading prices of shares of the Company common stock on the trading date immediately preceding the date of grant. The grant date fair value of the PSUs, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

EXECUTIVE **COMPENSATION** (Continued)

2022 "SAY ON PAY" VOTE AND STOCKHOLDER ENGAGEMENT



Say on Pay approval rate of

93%

or higher since 2013

"Say on Pay" Vote

At our 2022 Annual Meeting of Stockholders, we held a nonbinding advisory vote with respect to the compensation of our named executive officers (commonly referred to as a "say on pay" vote). Approximately 94% of the votes cast on the say on pay proposal were voted in favor of our executive compensation philosophy, policies and practices.

Stockholder Engagement

Following our 2022 Annual Meeting of Stockholders, members of our management, at the direction of the Compensation Committee, discussed our executive compensation policies and practices with a number of our large institutional stockholders and the major proxy advisory firms. These discussions were favorable, consistent with our 94% approval rate in 2022.

Over the years, certain stockholders have expressed a preference for a larger proportion of performance stock unit (PSU) awards and for a relative performance measure in those awards. The Compensation Committee took these views into account in the long-term incentive awards granted in 2020, when it increased the proportion of PSU awards to 50% and added a relative TSR modifier based on the Company's three-year TSR versus S&P 500® constituents. We received positive feedback on these changes during our discussions with large institutional stockholders and the major proxy advisory firms.

The Compensation Committee is committed to ongoing engagement with our stockholders and the major proxy advisory firms and to undertaking these outreach efforts annually.

KEY EXECUTIVE COMPENSATION POLICIES AND PRACTICES

STOCKHOLDER-ALIGNED EXECUTIVE COMPENSATION PROGRAM

✓ Our senior executives have a high percentage of variable ("at risk") pay.

✓ Long-term incentive compensation for our senior executives is delivered in stock options and PSUs, the value of which depends on stock price appreciation or achievement of specific Company financial objectives and the Company's relative TSR versus S&P 500® constituents.

✓ We generally mitigate the potential dilutive effect of equity-based awards through our share repurchase program.

✓ The Compensation Committee has engaged an independent compensation consultant.

COMPENSATION RECOVERY POLICIES

✓ We maintain clawback policies for senior executive annual bonus awards and for equity-based compensation.

SEVERANCE AND CHANGE IN CONTROL

✓ Severance protections for our senior executives, including our CEO, are at a 1x multiple of base salary and bonus, with a pro-rata bonus for the year of termination. Further, we are required as a matter of policy to obtain stockholder approval for severance agreements with certain senior executives if they provide for cash severance that exceeds 2.99x the executive's base salary and three-year average annual bonus award.

✓ We provide "double-trigger" vesting of equity-based awards and payment of severance benefits following a change in control of the Company.

✓ We do not provide golden parachute excise tax gross-ups in connection with a change in control of the Company.

SAY ON PAY

✓ We hold a nonbinding advisory vote on named executive officer compensation each year.

✓ Stockholder support for our executive compensation program has been consistently strong with an approval rate of 94% in 2022, 95% in 2021, and 93% or higher since 2013.

EXECUTIVE COMPENSATION DESIGN, ELEMENTS AND PROCESS

Our executive compensation program is governed by four principles:

Aligning with stockholder value creation with a focus on balancing risk and reward in compensation programs, policies and practices	**Supporting a strong performance culture** through short-term and long-term variable compensation, with the ability to differentiate among individuals based upon actual results	**Setting target compensation at competitive levels in markets where we operate** with flexibility to recognize different business models and markets for talent	**Maximizing colleagues' perceived value of our programs** through transparent processes and communication

Elements of Compensation

The principal elements of our executive compensation program are base salary, annual bonuses and annual LTI awards. The Compensation Committee believes that each compensation element, and all of these elements combined, are important to maintain an executive compensation program that is competitive, performance-based and stockholder-focused.

Our integrated compensation framework heavily weights variable compensation to reward achievements against pre-established, quantifiable financial performance objectives and individual strategic performance objectives. In addition, because a significant portion of variable compensation is delivered in the form of equity-based awards, the value ultimately realized by our senior executives from these awards depends on stockholder value creation as measured by the future performance of our stock price and also our TSR versus S&P 500® constituents, which is a modifier for payouts of our PSU awards granted since 2020.

In 2022, variable compensation represented approximately 91% of our CEO's target total direct compensation and approximately 83% of the target total direct compensation for our other named executive officers, as shown in the following charts.

Element of Total Direct Compensation	Target Total Compensation Mix	Description
Base Salary		Base salary is intended to provide a fixed level of compensation that is appropriate given a senior executive's role in the organization, his or her skills and experience, the competitive market for his or her position and internal equity considerations. A senior executive's base salary is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate to reflect a change in these factors.
Annual Bonus		Our annual bonus is a variable pay program intended to link cash-based incentive compensation to the financial performance of our Company and our businesses and each senior executive's achievement of pre-established individual strategic objectives. The Compensation Committee takes a holistic approach to assessing performance and determining the actual bonus award for each senior executive. The Compensation Committee believes that annual bonus awards should be based on the achievement of objective, measurable financial results and how those results are achieved. In addition, the Compensation Committee believes it is important to measure individual executive performance against his or her achievement toward strategic objectives and other Company priorities. After the end of the year, each senior executive's performance was assessed by Mr. Glaser and the Compensation Committee (and, in the case of Mr. Glaser's performance, solely by the Compensation Committee). A senior executive's target annual bonus is set forth in his or her employment letter and may be adjusted when the Compensation Committee determines an adjustment is appropriate or necessary to reflect a change in his or her responsibilities, the competitive market for his or her position or internal equity considerations. The target annual bonuses for our named executive officers for 2022 are set forth in "Determination of 2022 Annual Bonuses" on page 45.
Annual LTI Award		Annual LTI compensation is a variable pay program intended to align the financial interests of our senior executives with maximizing the return to our stockholders. Starting in 2020, the Compensation Committee set our LTI mix for senior executives at 50% PSUs and 50% stock options. The payout of PSU awards granted since 2020 is based on three-year annualized adjusted EPS growth and our three-year TSR versus S&P 500® constituents. The Compensation Committee reviews the mix of equity-based awards each year.

Percentages may not add to 100% due to rounding.

EXECUTIVE COMPENSATION DETERMINATIONS

The Compensation Committee takes a total compensation approach in setting the pay of our senior executives and makes decisions regarding base salary, annual bonuses and annual LTI awards in February of each year. This approach enables the Compensation Committee to evaluate performance on a consistent basis each year and to consider the appropriate level of fixed and variable compensation within each senior executive's total compensation package.

While the Compensation Committee recognizes that elements of compensation may be interrelated, it does not require or assume any fixed relationship among the various elements of compensation within the total direct compensation framework or between the compensation of our CEO and that of any other senior executive. In addition, accrued pension and amounts realized or realizable under previously granted equity-based awards did not influence the Compensation Committee's decisions.

The Compensation Committee considers the recommendations of our CEO when determining the compensation of our other senior executives.

Annual Bonus

The Compensation Committee determined the 2022 annual bonus awards for our named executive officers using the following framework:



The Compensation Committee established the annual bonus framework and rigorous performance targets in early 2022.

In determining 2022 annual bonus awards, each senior executive's target annual bonus was allocated between financial and strategic performance according to weightings associated with his or her position. The Compensation Committee then assessed financial performance and each senior executive's strategic performance and determined a payout level for each portion of the senior executive's target annual bonus.

The multiplier for Company financial performance as reflected by adjusted EPS growth (as modified for executive compensation purposes) versus target was determined and applied to the sum of the payout levels for financial and strategic performance for each senior executive.

Using this result, the Compensation Committee then conducted a qualitative assessment to determine the actual bonus award for each senior executive. The Compensation Committee believes that the use of judgment in the qualitative assessment helps reward performance appropriately, particularly on a year-to-year basis.

Financial and Strategic Performance Measures

The Compensation Committee selected the following measures and weightings for the 2022 annual bonus awards:

Senior Executive	Financial Performance		Strategic Performance	
	Weighting	Measure	Weighting	Measure
Company CEO	80%	Company net operating income	20%	Individual objectives established for each senior executive
Company COO and Other Corporate Senior Executives	70%		30%	
Business Chief Executive Officers	80%	Business net operating income	20%	

The financial performance measure used for Company and business net operating income in the 2022 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 51.

The financial performance factor for net operating income ranged from 0% to 150% of the target level as indicated in the following table:

Performance Level	Performance as a % of Target	Financial Performance Factor
Maximum	≥110%	150%
Target	100%	100%
Threshold	90%	50%
Below Threshold	<90%	<50%

Note: Interpolation is used to determine the performance factor for performance as a percentage of target between threshold/target or target/maximum. In the event of performance below threshold, the Compensation Committee would exercise its discretion to determine a financial performance factor from 0% up to 50%.

2022 Financial Performance

For 2022, the financial performance measure for all senior executives was Company or business net operating income, as applicable, as modified for executive compensation purposes. The Compensation Committee set challenging targets for our named executive officers to align with our 2022 objective of driving strong earnings growth across the Company.

Performance targets for 2022 were set above our actual performance for 2021. Performance targets were based on threshold, target and maximum levels in dollars rather than growth rates. Target and actual results in the table below are expressed as a percentage of prior-year results.

Name	Measure	2022 Actual as % of Prior-Year Result	2022 Target as % of Prior-Year Result	2022 Actual as % of Target	2022 Financial Performance Factor
Mr. Glaser Mr. Doyle Mr. McGivney	Company net operating income	114.2%	109.7%	104.1%	120.5%
Mr. South	Marsh net operating income	113.0%	109.8%	102.9%	114.4%
Ms. Ferland	Mercer net operating income	111.1%	109.2%	101.7%	108.6%

2022 Strategic Performance

In early 2022, the Compensation Committee reviewed strategic objectives, relating to operational performance, growth initiatives, risk management and human capital, including inclusion and diversity established by each named executive officer.

At the beginning of 2023, the Compensation Committee reviewed the strategic accomplishments for each named executive officer for 2022. The Compensation Committee and Mr. Doyle (and, in the case of Mr. Glaser and Mr. Doyle, solely the Compensation Committee) assessed each named executive officer's strategic performance as above target for the year and determined a performance factor ranging up to a maximum of 150% for 2022 strategic performance.

The Compensation Committee considered the following in its assessment of each named executive officer's performance:

Name	Strategic Accomplishments
Mr. Glaser President and CEO	**Financial** • Achieved outstanding financial performance marked by the second highest underlying revenue growth in over two decades and the second consecutive year of double-digit adjusted EPS growth. • Delivered 9% underlying revenue growth, continuing the best stretch of underlying growth in over two decades and remains well above the 3% to 5% range for the decade prior to the pandemic. This builds on 10% underlying growth in 2021. Generated 9% underlying growth in the Risk and Insurance Services segment (RIS) and 8% in the Consulting segment. Underlying growth was mid-single digit or greater across every business. • Delivered adjusted net operating income growth of 11% and 11% growth in adjusted EPS*. • Reported margin expansion for the 15th consecutive year, an achievement made while funding investments for future growth. **Growth** • Invested in our talent and capabilities, adding nearly 6,000 net colleagues, most of which was organic, as we began to reap the benefits of recent human capital investments. • Continued to expand Marsh & McLennan Agency (MMA), our middle market insurance business, completing 15 acquisitions at MMA, including two top-100 agencies. MMA has now surpassed 100 acquisitions since its inception in 2009. • Entered into an agreement with WestPac to acquire BT Super Trust and Advance Asset Management in Australia, which will add to Mercer's capabilities and geographic scope. Oliver Wyman enhanced capabilities and geographic reach through specialty consultant acquisitions. • Continued to demonstrate leadership within the insurance industry, including Chairing meetings of the U.S. Federal Advisory Committee on Insurance. **People** • Reinforced our robust and creative culture, as evidenced by the highest engagement scores on our All Colleague Survey of any year excluding the year of the pandemic's global emergence. • Continued to drive inclusion and diversity through our affinity development programs for Black Leadership, Accelerated Leadership, and RISE Fellowship. • We also enhanced transparency by publishing our pay equity results as part of our annual ESG report. • Executed a seamless CEO succession, which was well received by clients, colleagues, and shareholders. CEO transitions at both Marsh and Guy Carpenter, which took effect January 1, 2022, were also smooth. All were internal promotions, and each such case demonstrates the strength and depth of the talent within our organization.

Name	Strategic Accomplishments
Mr. McGivney Chief Financial Officer	• Contributed to our overall strong financial performance in 2022, when we generated 9% underlying revenue growth and 11% adjusted EPS* growth. • Continued focus on global cash management enabled execution of our planned capital management strategy. In 2022 we deployed close to $4 billion of capital across dividends, acquisitions and share repurchases, and were able to increase our annual dividend by 10%. • Contributed to another year of successful M&A activity, completing 20 acquisitions across the firm as well as several divestitures. • Successfully completed our $1 billion Senior Notes offering in the fourth quarter. • Contributed to our efforts to increase supplier diversity, and in 2022 we achieved another increase in our spend with diverse suppliers. We also continue to reduce our real estate footprint and implement sustainable practices in our offices as part of our commitment to net zero emissions by 2050.
Mr. Doyle Group President and Chief Operating Officer Vice Chair, Marsh McLennan	• Contributed to our overall outstanding financial performance in 2022, when the firm generated 9% underlying revenue growth, mid-single-digit or greater underlying growth at every business, and 11% growth in both adjusted net operating income and adjusted EPS*. • Initiated an enterprise-wide strategy review to identify and prioritize growth opportunities at the intersections of our businesses and the investments needed to achieve accelerated growth. Review included input from thousands of colleagues and leaders at Marsh McLennan. • Developed and initiated actions to align our workforce and skillsets with evolving needs, rationalize technology and reduce our real estate footprint. These actions are expected to drive $125 to $150 million of savings in 2023. • Managed seamless transition of CEO roles at Marsh and Guy Carpenter while engaging on broader growth, productivity, and efficiency agendas. • Managed and mitigated corporate risk through oversight of Enterprise Risk Management (ERM) issues, including: Russia-Ukraine war, Hurricane Ian, UK Liability Driven Investment (LDI) market dislocation, cyber, regulatory matters, and Errors & Omissions (E&O) exposures. • Advanced Environmental, Social and Governance (ESG) objectives, through hiring a new sustainability leader, supporting our participation in COP 27, and publishing our second annual ESG Report with expanded disclosure on net zero and pay equity. On both pay and total compensation, we achieved less than 1% difference between women and men on a global basis and between non-White and White colleagues in the US.

Name	Strategic Accomplishments
Mr. South President and Chief Executive Officer of Marsh Vice Chair, Marsh McLennan	• Marsh's revenue in 2022 was $10.8 billion, an increase of 9% on an underlying basis. Strong and balanced performance in all geographies, with all contributing high single and double-digit growth. • Invested in MMA completing a record 15 deals in 2022 and surpassing the 100-deal milestone since inception in 2009. MMA currently has approximately $2.5 billion in revenue and accounts for around half the US/Canada segment. • Developed capabilities and solutions in emerging risks including the launch of an ESG Risk Rating tool to measure companies' ESG performance, developed ESG coverage enhancements for Financial and Professional exposures and set up a Climate & Sustainability team to help clients to measure, monitor and manage the transition risks associated with a low carbon, more sustainable future. In partnership with Mercer, launched ESG Pulse Check digital tool. • Continued to invest and advance key enablers of Marsh growth strategy, focusing on operational excellence and digital transformation to improve client and colleague experience. • Successfully transitioned to the Marsh CEO role and helped establish the vision for the Risk Advisor of the Future; a continuous journey of improvement and innovation and inspiring colleagues to continue to put the client at the center of everything we do. • Cultivated a culture of belonging, as Marsh builds a pipeline of future diverse leaders through early career hiring and makes progress on gender, inclusion, and diversity throughout the organization.
Ms. Ferland President and Chief Executive Officer of Mercer Vice Chair, Marsh McLennan	• Mercer delivered $5.4 billion in revenue, an increase of 6% on an underlying basis, the highest growth since 2008, for the second consecutive year. • Launched Mercer's Private Investment Partners VII, a private markets fund of funds offering, with significant uptake, raising a record $2 billion in the first year of a two-year capital-raising period. • Capitalized on market opportunities for our services, growing revenues 14% in Career and 9% in Health, on an underlying basis. Defined Benefits Consulting and Administration growth more than offset capital market headwinds in the Investment Management business. • Signed a definitive agreement in Australia to acquire BT Super Trust and Advance Asset Management. This strategic combination captures scale in a consolidating market and more than doubles our Australian assets under management. • Continued to invest in innovative solutions, both traditional and digital, such as Benefits You, Mercer VIP, Darwin and MercerBEACON in Health Tech, Skills Edge and Mettl assessment tool in Career digital solutions, and advanced our online solutions in Wealth with MercerInsights, and MercerMoney. In partnership with Marsh, launched ESG Pulse Check digital tool. Developed an ESG integrated client value proposition connecting strategic consulting and point-solutions. • Continued to increase colleague engagement achieving a further increase in Mercer's overall engagement with noticeable gains in strategic leadership and career path opportunities.

* Please see Exhibit A for a reconciliation of our non-GAAP financial measures to GAAP financial measures and related disclosures.

2022 Multiplier for Company Financial Performance

The financial performance factor for the Company is measured by annual adjusted EPS growth, resulting in a 0.70x to 1.30x multiplier as indicated in the following table. For 2022, the target for adjusted EPS growth was 8%.

Performance Level	Adjusted EPS Growth versus Target	Multiplier
Maximum	Target plus 2 percentage points (or higher)	1.30x
Target	Target	1.00x
Minimum	Target minus 2 percentage points (or lower)	0.70x

Note: Interpolation is used to determine the multiplier for a percentile ranking between minimum/target or target/maximum.

The financial performance measure used for adjusted EPS growth in the 2022 annual bonus framework is defined in "Definitions of Financial Performance Measures" on page 51.

Using the framework described above, our annual adjusted EPS growth as modified for executive compensation purposes relating to the 2022 bonus framework was 14.6% (versus the 10% maximum), resulting in a multiplier of 1.30x.

2022 Qualitative Assessment

The Compensation Committee believes that the use of judgment in making final bonus award decisions helps reward performance appropriately on a year-to-year basis and also on an internal equity basis among senior executives. In addition to performance as measured against the previously described financial and strategic objectives, the Compensation Committee also assessed how these objectives were achieved. For each senior executive, the Compensation Committee also considered his or her current-year performance and bonus award vis-à-vis his or her prior-year performance and bonus award; compensation relative to peers at direct competitors; and his or her total direct compensation. The Compensation Committee also reviewed the Company's relative financial performance, including our TSR against peer companies and the S&P 500® Index (-3.5% as compared to -18.1% for the S&P 500® index).

Determination of 2022 Annual Bonuses

Using its assessment of the 2022 financial and strategic performance factors and the Company's financial performance factor as its basis, the Compensation Committee determined the 2022 bonus award for each named executive officer in the manner described above. The actual annual bonuses paid to our named executive officers for 2022 were as follows.

Mr. Doyle's 2022 bonus award reflects his performance as Group President and Chief Operating Officer for 2022 and his 2021 bonus award reflects his performance as President and Chief Executive Officer of Marsh in 2021.

Mr. South's 2021 bonus award is not shown because he was not a named executive officer in the 2022 proxy statement.

Name	2022 Target Bonus Award	2022 Bonus as a % of Target	2021 Actual Bonus	2022 Actual Bonus	% Change
Mr. Glaser	$3,750,000	200%	$7,000,000	$7,500,000	+7%
Mr. McGivney	1,600,000	166%	2,400,000	2,650,000	+10%
Mr. Doyle	2,800,000	189%	4,800,000	5,300,000	+10%
Mr. South	2,250,000	156%	NA	3,500,000	NA
Ms. Ferland	1,900,000	174%	3,000,000	3,300,000	+10%

Annual LTI Awards

The Compensation Committee determined the 2023 annual LTI awards granted to our named executive officers as described in more detail in "Determination of 2023 Annual LTI Awards" on page 46, would comprise stock options and performance stock units (PSUs), as summarized in the following table:

Award Type	Performance Alignment
Stock Options	Rewards stock price appreciation and the creation of stockholder value
Performance Stock Units	Rewards the achievement of specific Company financial objectives and relative TSR versus S&P 500® constituents

The Compensation Committee had made two key changes starting in 2020, as reflected above, in order to more closely align senior executive rewards with stockholder interests. In making these decisions, the Compensation Committee took into account views expressed by certain stockholders over prior years.

Increased proportion of PSUs. Starting in 2020, the Compensation Committee increased the proportion of PSU awards to 50%, eliminating the 25% previously allocated to restricted stock unit (RSU) awards.



Relative TSR modifier. Also starting in 2020, the Compensation Committee added a relative TSR modifier to the PSUs based on the Company's three-year TSR versus S&P 500® constituents. The Compensation Committee selected S&P 500® constituents as the comparator group given that a broad index is commonly used by other companies that have relative TSR as a performance measure. In addition, we compete for "investment dollars" against other S&P 500® constituents rather than narrowly against our peer group for executive compensation, which is relatively small and subject to potentially significant change over time.

Determination of 2023 Annual LTI Awards

The annual equity-based awards granted to our senior executives are determined by the Compensation Committee as part of its annual total compensation review. In determining the awards, the Compensation Committee considers the senior executive's performance and his or her expected future contributions to the Company's performance along with external market competitiveness, internal equity comparisons and the target LTI award set forth in the senior executive's employment letter. The CEO also provides LTI award recommendations for senior executives other than himself.

The annual LTI awards granted to our named executive officers in February 2023 are shown in the following table. They are not reflected in the "2022 Summary Compensation Table" on page 58 because the awards were made after the end of the 2022 fiscal year.

Mr. Doyle's 2023 annual LTI award reflects his current role as President and CEO of the Company.

Mr. Glaser was not eligible for a 2023 annual LTI award since he retired from the Company effective December 31, 2022.

Name	Annual LTI Awards Granted in 2023[1]		
	Stock Options	Performance Stock Units	Total
Mr. Glaser	NA	NA	NA
Mr. McGivney	$1,675,000	$1,675,000	$3,350,000
Mr. Doyle	5,550,000	5,550,000	11,100,000
Mr. South	1,350,000	1,350,000	2,700,000
Ms. Ferland	1,300,000	1,300,000	2,600,000

1. Annual LTI awards as determined by the Compensation Committee are denominated in U.S. dollars and granted as a combination of stock options and PSUs. For stock options, the value shown in the table was converted into a number of stock options based on the grant date fair value per share using the Black-Scholes option pricing model. For PSUs, the value shown in the table was converted into a number of PSUs based on the fair market value of Company common stock, which was equal to the average of the high and low trading prices of shares of the Company common stock on the trading date immediately preceding the date of grant. The grant date fair value of the PSUs, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative TSR modifier, which is a market condition. In addition, stock options and PSUs granted are rounded up to the nearest whole number.

The value ultimately realized from these awards is contingent on the named executive officer's continued service, except in certain circumstances such as retirement. The value also depends on the future performance of our stock price and, for PSU awards, achieving specific Company financial objectives and the Company's relative TSR versus S&P 500® constituents. The terms and conditions of these awards are described in the narrative following the "2022 Grants of Plan-Based Awards Table" on page 61.

PSU Awards

The performance measure for PSU awards, which represent 50% of the 2023 annual LTI compensation for our senior executives, is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. The PSUs granted since 2020 also include a modifier based on the Company's three-year TSR versus S&P 500® constituents. Depending on our actual financial performance results, along with relative TSR performance for the PSUs granted since 2020, 0% to 200% of the number of PSUs granted is delivered in shares of our common stock. The following tables provide the payout (as a percentage of target) for maximum, target and threshold performance levels for the 2020 through 2023 awards. The Compensation Committee sets the performance levels after reviewing our financial strategy, the design of PSU awards at peer group companies and historical EPS growth data for S&P 500® constituents. At the time of setting the target and determining the payouts at varying levels of performance for these awards, the Compensation Committee believed that achievement of the target for annualized adjusted EPS growth was a challenging goal.

The payout of the PSU awards granted since 2020 will be determined as follows.



Number of PSUs **VESTED**	X	EPS Performance Factor	X	Relative TSR Modifier	=	Number of Shares **DELIVERED**
		0% to 200%		*0.75x to 1.25x*		***0% to 200%***
				Capped at 1.00x if absolute TSR is negative for 3-year period		***Capped at 200%***

The financial performance measures used in the PSU awards granted in 2020 to 2023 are defined in "Definitions of Financial Performance Measures" on page 51.

Performance and Payout Levels for Our 2020 to 2023 PSU Awards

The adjusted EPS growth measure for our PSU awards is shown in the following table. The three-year target for annualized adjusted EPS growth is 8% for our PSU awards granted in 2020, 2022 and 2023. In light of uncertainty in the business environment related to the pandemic, for the 2021 PSU award, the Compensation Committee set the three-year target at 7%, which reflected a 6% growth target for 2021 and 8% for the remaining two years.

Performance Level	Annualized Adjusted EPS Growth	Performance Factor (as a % of target)
Maximum	Target plus 4 percentage points (or higher)	200%
Target	Target	100%
Threshold	Target minus 4 percentage points	50%
Below Threshold	Lower than target minus 4 percentage points	0%

Note: Interpolation is used to determine the adjusted EPS growth performance factor (as a percentage of target) for a performance result between threshold/target or target/ maximum.

The relative TSR modifier for our PSU awards since 2020 is provided in the following table.

Performance Level	Relative TSR (versus S&P 500® constituents)	Relative TSR Modifier (as a % of target)
Maximum	75th percentile	1.25x
Target	50th percentile	1.00x
Minimum	25th percentile	0.75x

Note: Interpolation is used to determine the relative TSR modifier (as a percentage of target) for a performance result between minimum/target or target/maximum.

Performance Results for Our 2020 PSU Awards

The following charts show three-year results for the 2020 PSU awards granted to our senior executives. Our 14.1% annualized adjusted EPS growth and 79th percentile relative TSR versus S&P 500 constituents were each above maximum, qualifying for a 200% EPS performance factor and 1.25x relative TSR modifier. The PSU payout for the 2020 PSU award was 200% of target, as discussed in the next section.



THREE-YEAR ADJUSTED EPS GROWTH

	Three-Year Adjusted EPS Growth*	Factor
Maximum	≥12%	200%
Target	8%	100%
Threshold	4%	50%
Below Threshold	>4%	0%

Note: EPS Growth between threshold/target or target/maximum will be interpolated in order to determine the performance factor.



THREE-YEAR RELATIVE TOTAL SHAREHOLDER RETURN

	Three-Year Relative TSR*	Modifier
Maximum	75th percentile or higher	1.25x
Target	50th percentile (median)	1.00x
Minimum	25th percentile or lower	0.75x

Relative TSR is measured versus S&P 500® constituents. Capped at 1.00x if three-year TSR is negative.

Note: Relative TSR modifier between minimum/target or target/maximum will be interpolated in order to determine the modifier.

* The adjusted EPS growth and relative TSR measures used in the PSU awards are defined in the "Definitions of Financial Performance Measures" on page 51.

Summary of PSU Awards Granted from 2020 through 2022

Despite the impact of the pandemic on our financial performance, the Compensation Committee determined not to adjust or reset the 8% target for three-year annualized adjusted EPS growth applicable to the 2020 and 2022 PSU awards. In light of uncertainty in the business environment related to the pandemic, for the 2021 PSU award, the Compensation Committee set the three-year target at 7%, which reflected a 6% growth target for 2021 and 8% for the remaining two years.

The table below summarizes the three-year performance periods for PSU awards granted from 2020 to 2022, including the payout at 200% of target for our 2020 PSU award based on 14.1% annualized adjusted EPS growth as modified for executive compensation purposes. As discussed previously, the PSU awards granted since 2020 also include a modifier based on the Company's three-year TSR versus S&P 500® constituents. For the 2020 PSU award, our three-year TSR was above the 75th percentile versus S&P 500® constituents, which resulted in the maximum 1.25x relative TSR modifier; however, the modifier had no impact on the actual payout of awards since they were capped (by design) at the maximum 200% of target based on our adjusted EPS growth alone. The adjusted EPS growth and relative TSR measures used in the PSU awards are defined in "Definitions of Financial Performance Measures" on page 51.

		Adjusted EPS Growth							Relative TSR			
Award	Status	2020	2021	2022	2023	2024	Annualized EPS Result	EPS Performance Factor	Cumulative TSR Result	Percentile versus S&P 500® Constituents	Relative TSR Modifier	EPS Performance Factor x Relative TSR Modifier*
							------ Results through 2022 ------					
2020 PSU	Completed (3 of 3 yrs)	7.5%	20.5%	14.6%			14.1%	200%	60.3%	79%	1.25x	200%
2021 PSU	In Progress (2 of 3 yrs)		20.5%	14.6%	TBD		17.5%	200%	50.0%	84%	1.25x	200%
2022 PSU	In Progress (1 of 3 yrs)			14.6%	TBD	TBD	14.6%	200%	0.0%	66%	1.16x	200%

* PSU payouts are capped at 200% if EPS performance factor multiplied by relative TSR modifier is greater than 200%

The actual payout for 2021 and 2022 PSU awards will depend on three-year performance, except under certain circumstances that may require earlier measurement of results, such as the death of a participant or a change in control of the Company.

EXECUTIVE **COMPENSATION** (Continued)

DEFINITIONS OF FINANCIAL PERFORMANCE MEASURES

The following table defines the financial performance measures used in our executive compensation program.

Used for	Measure	Definition
2022 Annual Bonus Framework—Financial Performance Measure	Company or business net operating income	Net operating income calculated in accordance with GAAP, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and further adjusted for the impact of currency exchange rate fluctuations and acquisitions and dispositions.
2022 Annual Bonus Framework—Multiplier for Company Financial Performance	Company earnings per share*	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of: 1. currency exchange rate fluctuations; 2. other net benefit credit (cost) related to the Company's pension plans; 3. results for Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); 4. the costs related to the early extinguishment of debt; and 5. changes in the U.S. federal or U.K. statutory corporate tax rate or the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries.
PSUs granted in 2020	Company earnings per share*	Same definition as 2022 Annual Bonus Framework—Multiplier for Company Financial Performance, above, but without the exclusion for the impact of changes in the U.S. federal or U.K. statutory corporate tax rate or the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries.
PSUs granted in 2021 and 2022	Company earnings per share*	Same definition as 2022 Annual Bonus Framework—Multiplier for Company Financial Performance, above.
PSUs granted in 2023	Company earnings per share*	Adjusted EPS is defined as GAAP earnings per share, adjusted for the impact of "noteworthy items" identified in Exhibit A to this proxy statement and modified to exclude the impact of fluctuations in: 1. currency exchange rates; 2. other net benefit credit (cost) related to the Company's pension plans; 3. investment income which is primarily from Marsh & McLennan Risk Capital Holdings, Ltd. (the legal entity through which the Company owns interests in private equity funds and other investments); and 4. the U.S. federal or U.K. statutory corporate tax rate, the U.S. federal tax rate on foreign earnings earned by foreign subsidiaries and the Company's effective tax rate due to the implementation of the OECD global tax framework.

Used for	Measure	Definition
PSUs granted since 2020	Total stockholder return	TSR is measured based on the three-year period starting on the December 31st prior to the grant date and ending on December 31st three years later with 20-day stock price averaging prior to the start and end of the measurement period.

*   Year-over-year changes are calculated based on adjusted EPS as modified for the above exclusions versus prior-year adjusted EPS without modification for such exclusions. The EPS performance factor for PSU awards is determined based on three-year adjusted EPS growth using three one-year growth rates (annualized).

PEER GROUP COMPANIES AND SURVEYS

Peer Group for Executive Compensation Purposes

In 2022, the Compensation Committee reviewed the executive compensation data disclosed in the publicly available filings of the companies that comprise our peer group for executive compensation purposes. The peer group is based on business lines, talent pool and company size, as reflected by revenue and market capitalization, and includes insurance, consulting and other business services companies, as listed in the table below. The Compensation Committee reviews the peer group periodically and makes adjustments that it deems are appropriate or necessary, for example, as a result of business combinations and other changes. The Compensation Committee has not made any changes to the peer group since September 2019.

2022 Peer Group for Executive Compensation

Insurance Brokers	Insurance Carriers	Consulting and Business Services
Aon plc (AON)	American International Group, Inc. (AIG)	Automatic Data Processing, Inc. (ADP)
Willis Towers Watson plc (WTW)	Chubb Limited (CB)	Accenture plc (ACN)
Arthur J. Gallagher & Co. (AJG)	The Travelers Companies, Inc. (TRV)	S&P Global Inc. (SPGI)

Financial Services and General Industry Surveys

The Compensation Committee also reviews executive compensation data drawn from two industry subsets (Financial Services and General Industry) of S&P 500® constituents that participated in an executive compensation survey conducted by an independent compensation consulting firm. Each subset was refined based on revenue and market capitalization. For a list of the companies comprising these subsets, please refer to Exhibit B. The business CEO comparisons were based on subsidiaries or divisions of all companies that participated in the executive compensation survey (instead of only S&P 500® constituents) in order to have a significant sample size for these particular comparisons.

BENEFIT PLANS AND OTHER PROGRAMS

Retirement and Deferred Compensation Plans

We offer retirement and deferred compensation plans, in which all of our senior executives are eligible to participate to maintain a competitive compensation program.

We maintain a defined contribution retirement program in the U.S. consisting of the Supplemental Savings & Investment Plan ("SSIP"), an unfunded nonqualified defined contribution retirement plan that is coordinated with our 401(k) Savings & Investment Plan. Additional information about the SSIP, including individual amounts deferred by our named executive officers, Company matching credits and earnings during 2022, as well as account balances as of the end of 2022, is presented in the "2022 Nonqualified Deferred Compensation Table" on page 58. Earnings with respect to all of our nonqualified defined contribution plans are based upon actual market performance, and preferential or above-market earnings are not offered.

We discontinued future service accruals in our U.S. and U.K. defined benefit retirement programs effective December 31, 2016 and August 1, 2014, respectively. The features of our U.S. and U.K. retirement programs, including the present value of the accumulated pension benefits for our named executive officers as of the end of 2022, are presented in further detail in "Defined Benefit Retirement Program" on page 64. We do not have individually-designed defined benefit arrangements for any named executive officer.

Severance Arrangements

Severance payments and benefits for our senior executives are provided under our Senior Executive Severance Pay Plan, which provides for severance payments in the event of an involuntary termination of employment without cause (as defined in the plan) in an amount equal to the sum of the senior executive's then-current base salary and average annual bonus award over the three prior years, plus an amount equal to a pro-rata bonus for the year of termination.

While compensation decisions regarding our senior executives affect the potential payments under these arrangements, the existence of these severance arrangements did not affect the Compensation Committee's decisions with respect to other elements of compensation for our named executive officers because these severance arrangements are contingent in nature and may never be triggered.

The terms of the Senior Executive Severance Pay Plan are discussed more fully in "Termination of Employment" on page 70. The amount of the estimated payments and benefits payable to our named executive officers, assuming a termination of employment as of the last business day of 2022, is presented in "Potential Payments Upon Termination or Change in Control" on page 67.

Change-in-Control Arrangements

Change-in-control payments and benefits are provided to our senior executives through our equity-based compensation plans and the Senior Executive Severance Pay Plan, as applicable. These arrangements are intended to retain our senior executives and provide continuity of management in the event of an actual or potential change in control of the Company. Consistent with this objective, the terms of our equity-based awards contain a "double-trigger" vesting provision, which requires both a change in control of the Company and a subsequent specified termination of employment for vesting to be accelerated. The Senior Executive Severance Pay Plan also includes a "double-trigger" change-in-control provision rather than providing severance payments and benefits solely on the basis of a change in control of the Company. We believe that requiring a "double trigger," rather than providing severance payments (and accelerated vesting of equity-based awards) solely on the basis of a change in control, is more consistent with the purpose of encouraging the continued employment of our senior executives following a change in control of the Company.

We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.

The amount of the estimated payments and benefits payable to our named executive officers, assuming a change in control of the Company and subsequent specified termination of employment as of the last business day of 2022, is presented in "Potential Payments Upon Termination or Change in Control" on page 67.

Other Benefits and Perquisites

Our senior executives are eligible to participate in our health and welfare benefit programs on the same basis as our other eligible employees. We also provide certain perquisites and other personal benefits to our senior executives. In general, the perquisites or other personal benefits provided to our senior executives include (i) the cost of financial counseling and certain income tax return preparation and (ii) from time to time, relocation or housing costs associated with hiring a newly recruited or promoted senior executive.

In addition, the Compensation Committee has determined to provide the President and CEO of the Company access to a car and driver for business and personal use, including work/home travel, and to corporate aircraft, in which we maintain fractional interests, for business and personal travel. Such personal air travel is limited to an amount not to exceed $130,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company. The imputed income attributable to the President and CEO's personal use of corporate aircraft and a car and driver is taxable income to the President and CEO. The taxes associated with this income are not reimbursed or paid by the Company. The car and driver may be made available to other senior executives for business use, with any personal use for work/home travel treated as described for the President and CEO.

The incremental cost of providing perquisites and other personal benefits during 2022 to our named executive officers is presented in the footnotes to the "All Other Compensation" column of the "2022 Summary Compensation Table" on page 59.

RISK AND REWARD FEATURES OF EXECUTIVE COMPENSATION PROGRAM

The Compensation Committee strives to maintain an appropriate balance between risk and reward in support of our overall business strategy. Our executive compensation principles, policies and practices are designed to encourage an appropriate level of risk-taking but not to encourage our senior executives to take excessive or unnecessary risks. To achieve this balance, we maintain the following policies and practices:

Feature	Description
Balanced Total Compensation Approach	The mix of base salary, annual bonus opportunity and annual LTI awards appropriately balances the shorter-term and longer-term aspects of each senior executive's responsibilities and performance, without undue emphasis on any single element of compensation.
Performance-Based Annual Bonus Program	Awards to senior executives are made based on both financial performance measures, relating to fiscal year performance, and strategic performance objectives, which may relate to longer-term and qualitative objectives. Each senior executive's target annual bonus and payout range of 0% to 200% is set forth in his or her employment letter. The Compensation Committee determines the bonus for each of our senior executives. We do not guarantee annual bonuses for our senior executives, except in special situations such as the initial bonus award after a senior executive's hire if the guarantee is deemed necessary to attract a candidate to join the Company.
Stockholder-Focused LTI Program	Equity-based awards to our senior executives are granted annually on a discretionary basis by the Compensation Committee taking into consideration each individual's past performance and expected future contributions. Awards made in 2022 were in a combination of stock options and PSU awards to align the financial interests of our senior executives with maximizing our return to stockholders. PSU awards are earned based on our achievement against financial performance objectives and, starting with the 2020 PSU award, the Company's TSR versus S&P 500® constituents over a three-year performance period, both as determined by the Compensation Committee. All equity-based awards are subject to multi-year vesting requirements or performance periods with complete forfeiture of unvested awards upon a voluntary termination of employment by a senior executive (other than by reason of retirement) or termination of employment for cause. None of our equity-based awards are scheduled to begin vesting until at least one year following their grant. In addition, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" vesting provision in the event of a change in control of the Company. We do not provide any excise tax payments, reimbursements or "gross ups" in connection with a change in control of the Company to any of our senior executives under any plan or arrangement.

EXECUTIVE **COMPENSATION** (Continued)

Feature	Description
Executive Stock Ownership Guidelines	Our senior executives are required to acquire and hold shares or stock units (excluding PSUs) of our common stock with an aggregate value at least equal to a specified multiple of their base salary. Stock options (whether vested or unvested) are not counted in the ownership calculation. Our senior executives may not sell shares acquired in connection with the distribution of stock units or exercise of stock options until and unless the specified multiple of base salary is reached and maintained. Our guidelines exclude the counting of outstanding PSUs, which have a variable payout based on performance, in the calculation of ownership needed to satisfy the guidelines.
Prohibition Against Speculative Activities, Hedging or Pledging of Company Stock	We prohibit our employees, including our senior executives, and directors from engaging in speculative or hedging activities (including short sales, purchases or sales of puts or calls and trading on a short-term basis) in our common stock. We prohibit our senior executives and directors from pledging our securities as collateral for a loan or for any other purpose. We also prohibit our senior executives and directors from holding our securities in a margin account.
Compensation Recovery ("Clawback") Policies	We may, to the extent permitted by applicable law, cancel or require reimbursement of any annual bonus awards received by a senior executive if and to the extent that: (i) the amount of the award was based on the achievement of specified consolidated, segment or business financial results, and we subsequently restate those financial results; (ii) in the Compensation Committee's judgment, the senior executive engaged in intentional misconduct that contributed to the need for the restatement; and (iii) the senior executive's award would have been lower if the financial results in question had been properly reported. In such case, we will seek to recover from the senior executive the amount by which the actual annual bonus award paid for the relevant period exceeded the amount that would have been paid based on the restated financial results. The policy provides that we will not seek to recover compensation paid more than three years prior to the date the applicable restatement is disclosed. Also, our 2011 and 2020 Incentive and Stock Award Plans allow us to "claw back" outstanding or already-settled equity-based awards. In light of the NYSE's proposed Clawback listing standards (and the SEC final Clawback rule), the Company is reviewing its policies and will recommend that the Compensation Committee amend the policy or adopt a new policy to comply with NYSE's final listing standards.
Severance Payments	Severance protections for our senior executives are set at a uniform level equal to his or her base salary and three-year average annual bonus award (a "1x multiple"). In addition, without stockholder approval, we will not enter into a severance agreement with a senior executive that provides for any cash severance payment that exceeds 2.99x the sum of his or her base salary and three-year average annual bonus award.

In light of the above, and based on management's annual review and analysis focused on the incentive compensation programs covering our general employee population, we believe our compensation policies and practices do not encourage excessive or inappropriate risk-taking and that the risks arising from our compensation policies and practices for our employees are not reasonably likely to have a material adverse effect on the Company.

STOCK OWNERSHIP GUIDELINES

We maintain stock ownership guidelines for our senior executives that are intended to align the financial interests of our senior executives with our stockholders by requiring them to acquire and maintain a meaningful ownership interest in our common stock. These guidelines are intended to take into account an individual's needs for portfolio diversification, while maintaining an ownership interest at levels sufficient to assure our stockholders of management's commitment to long-term value creation. Our senior executives are required, over a five-year period, to acquire and hold shares or stock units (excluding PSUs) of our common stock with an aggregate value at least equal to a specified multiple of their base salary. Stock options (whether vested or unvested) are not counted in the ownership calculation. In January 2022, the Compensation Committee amended the guidelines to exclude PSUs from the ownership calculation and, in view of the significant impact of the change, adopted a transition guideline providing all of our senior executives five years to reach the required multiple of base salary.

The current multiples for all senior executives are as follows:

Named Executive Officer	Ownership Level (as a multiple of base salary)
CEO	6x
Other named executive officers	3x

As of February 28, 2023, all of our named executive officers had an ownership interest that was above the required multiple of base salary or were within the five-year period within which they are required to acquire and hold shares or stock units of our common stock to reach the minimum.

Additional information concerning our stock ownership guidelines is available on our website under: marshmclennan.com/about/corporate-governance.html

Holding Requirement for Equity-Based Awards

Under our stock ownership guidelines, our senior executives are required to hold all shares of our common stock acquired in connection with the distribution of stock units or exercise of stock options (net of any tax withholding and, in the case of stock options, the exercise price) until the required multiple of base salary is reached. In addition, unless approved by the CEO, our senior executives (other than the CEO) may not sell any shares of our common stock, however acquired, unless their ownership interest after such sale is at or above the required multiple of base salary stipulated under our stock ownership guidelines. The CEO is similarly permitted if approved by the chair of the Compensation Committee. Mr. Glaser had not requested such approval during his tenure as CEO.

TAX AND ACCOUNTING CONSIDERATIONS

Section 162(m) of the Internal Revenue Code generally disallows public companies a federal income tax deduction for compensation in excess of $1 million that is paid to certain former or current senior executives in any taxable year. The Compensation Committee reserves the right to award compensation that is not tax deductible.

We also structure compensation in a manner intended to avoid the incurrence of any additional tax, interest or penalties under Section 409A of the Internal Revenue Code governing the provision of nonqualified deferred compensation to our service providers. We account for stock-based compensation in accordance with FASB ASC Topic 718, which requires us to recognize compensation expense relating to share-based payments (such as stock options, PSU awards and RSU awards) in our financial statements. The recognition of this expense has not caused us to limit or otherwise significantly alter the equity-based compensation element of our executive compensation program. This is because we believe equity-based compensation is a necessary component of a competitive executive compensation program and fulfills important program objectives. The Compensation Committee considers the potential impact of FASB ASC Topic 718 on any proposed change to the equity-based compensation element of our program.

ADDITIONAL CONSIDERATIONS

This Compensation Discussion and Analysis includes statements regarding the use of various performance measures and related target levels in the limited context of our executive compensation program. These target levels are not intended to be statements of management's expectations of our future financial results or other guidance. Investors should not apply these target levels in any other context.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the preceding Compensation Discussion and Analysis, as well as the accompanying compensation tables and related narratives. Based on that review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated into the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on February 13, 2023.

SUBMITTED BY THE COMPENSATION COMMITTEE OF THE COMPANY'S BOARD OF DIRECTORS

Steven A. Mills (Chair)   Morton O. Schapiro
Oscar Fanjul   R. David Yost
H. Edward Hanway

COMPENSATION OF EXECUTIVE OFFICERS

2022 SUMMARY COMPENSATION TABLE

The following table provides information regarding the compensation of our President and Chief Executive Officer, our Chief Financial Officer and our three other most highly-compensated executive officers who were executive officers as of December 31, 2022.

Name & Principal Position [1]	Year	Salary ($)	Bonus ($)	Stock Awards ($) [2]	Option Awards ($) [2]	Non-Equity Incentive Plan Compensation ($) [3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4]	All Other Compensation ($) [5]	Total ($) [6]
Daniel S. Glaser President and CEO, Marsh McLennan	2022 2021 2020	1,500,000 1,500,000 1,500,000	— — —	14,363,468 6,528,663 6,177,971	7,250,022 6,250,006 5,750,013	7,500,000 7,000,000 5,500,000	— — 394,740	310,946 241,034 373,255	30,924,435 21,519,703 19,695,980
Mark C. McGivney Chief Financial Officer, Marsh McLennan	2022 2021 2020	800,000 800,000 800,000	— — —	1,621,136 1,566,914 1,504,296	1,625,003 1,500,011 1,400,006	2,650,000 2,400,000 2,000,000	— — 170,414	74,277 69,630 69,195	6,770,416 6,336,555 5,943,911
John Q. Doyle Group President and Chief Operating Officer and Vice Chair, Marsh McLennan	2022 2021 2020	1,200,000 1,000,000 1,000,000	— — —	2,995,331 1,775,868 1,719,104	2,000,008 1,700,002 1,600,013	5,300,000 4,800,000 3,800,000	— — —	103,700 84,649 83,195	11,599,039 9,360,519 8,202,312
Martin C. South President and Chief Executive Officer, Marsh and Vice Chair, Marsh McLennan	2022	1,000,000	—	1,247,109	1,250,029	3,500,000	—	123,287	7,120,425
Martine Ferland President and Chief Executive Officer, Mercer and Vice Chair, Marsh McLennan	2022 2021 2020	962,500 850,000 850,000	— — —	1,247,109 1,253,604 1,074,424	1,250,029 1,200,014 1,000,013	3,300,000 3,000,000 2,100,000	— 2,565 42,565	104,125 79,487 78,728	6,863,763 6,385,670 5,145,730

(1) On December 31, 2022, Mr. Glaser retired and Mr. Doyle was appointed President and Chief Executive Officer effective January 1, 2023. Mr. South was appointed President and Chief Executive Officer, Marsh and Vice Chair, Marsh McLennan on January 1, 2022. Mr. South's compensation is shown only for 2022 since he was not a named executive officer in 2021 or 2020.

(2) The amounts reported in the "Stock Awards" and "Option Awards" columns represent the grant date fair value of the awards for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively, computed in accordance with FASB ASC Topic 718. The amounts reported in the "Stock Awards" column represent PSU awards for 2022, 2021 and 2020. The grant date fair value reported for the 2022 PSU awards is based on performance at the target level and, as calculated in accordance with FASB ASC Topic 718, is determined using a Monte Carlo simulation model since payouts are based in part on a relative total stockholder return ("TSR") modifier, which is a market condition. As stated in the description of the PSU awards following the "2022 Grants of Plan-Based Awards Table" on page 61, the payout based on maximum performance is 200% of the target level, which, if achieved, would correspond to the values reported in the table below, holding constant the grant date fair value of the Company's common stock. The assumptions used in calculating the amounts reported for awards granted in 2022 are included in footnote 9 to the Company's audited financial statements for the fiscal year ended December 31, 2022, included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2023. The assumptions used in calculating the amounts reported for awards granted prior to 2022 are included in footnote 9 captioned "Stock Benefit Plans" to the Company's audited financial statements for the relevant fiscal year, included in the Company's Annual Reports on Form 10-K previously filed with the SEC. The amounts reported in these columns may differ slightly from the corresponding amounts shown in the "2022 Grants of Plan-Based Awards Table" on page 61 due to rounding to the nearest whole dollar as required by SEC rules. In addition, the amounts reported in these columns may differ slightly from the amounts disclosed in the "2022 and 2023 Annual Total Direct Compensation of Named Executive Officers" section on page 35 of the Compensation Discussion and Analysis due to rounding to the nearest whole share.

The Stock Awards column for Mr. Glaser includes $7,131,021 in connection with the Compensation Committee's modification of his 2020 and 2021 PSU awards to provide for continued and full vesting (instead of pro-rata vesting) if certain conditions and criteria were met relating to his retirement and transition of responsibilities to a new CEO (see page 33 of the Compensation Discussion and Analysis for additional information about the agreement).

Name	Year	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Target Performance (100%) ($)	Grant Date Fair Value of Performance Stock Unit Awards Granted Assuming Maximum Performance (200%) ($)
Mr. Glaser	2022	7,232,447	14,464,894
	2021	6,528,663	13,057,326
	2020	6,177,971	12,355,943
Mr. McGivney	2022	1,621,136	3,242,272
	2021	1,566,914	3,133,827
	2020	1,504,296	3,008,592
Mr. Doyle	2022	1,995,163	3,990,326
	2021	1,775,868	3,551,736
	2020	1,719,104	3,438,209
Mr. South	2022	1,247,109	2,494,218
	2021	287,282	574,564
	2020	268,702	537,404
Ms. Ferland	2022	1,247,109	2,494,218
	2021	1,253,604	2,507,209
	2020	1,074,424	2,148,848

(3) The amounts reported in the "Non-Equity Incentive Plan Compensation" column represent the amounts received for annual bonus awards, as described in the "Annual Bonus" section on page 40 of the Compensation Discussion and Analysis. The awards earned in respect of 2022 were determined by the Compensation Committee at its meeting on February 23, 2023 and were paid on February 28, 2023.

(4) The amounts reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column represent the increase, if any, in the present value of the named executive officers' benefits (both vested and unvested) under the tax-qualified Marsh & McLennan Companies Retirement Plan, the Company's Benefit Equalization Plan, the Company's Supplemental Retirement Plan and the Company's UK Pension Fund. For 2022, the amount reported for each named executive officer reflects changes in age and service, the interest rate and the mortality assumption projecting longer life expectancies, and any change in base salary. In 2022, the amounts for Mr. Glaser and Mr. McGivney were negative (-$738,230 and -$353,409, respectively); as required by SEC rules, the negative change is shown in the 2022 Summary Compensation Table as zero. The assumptions used in calculating the amounts reported are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2022, included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2023. The Company's retirement programs are described in further detail in "Defined Benefit Retirement Program" on page 64. No named executive officer received preferential or above-market earnings on deferred compensation. The Company discontinued future service accruals in the U.S. Retirement Program effective December 31, 2016 and discontinued future service accruals in the UK Pension Fund effective August 1, 2014. Ms. Ferland's change in pension value has been converted from British pounds into U.S. dollars at the average currency exchange rate for 2022 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.23680387).

(5) The following items are reported in the "All Other Compensation" column for the named executive officers in 2022:

All Other Compensation

Name	Company Contributions to Defined Contribution Plans ($) [a]	Employee Stock Purchase Plan Interest ($) [b]	Financial Planning and Income Tax Preparation ($) [c]	Personal Use of Corporate Aircraft ($) [d]	Personal Use of Car Service ($) [e]	Other ($) [f]	Total ($)
Mr. Glaser	105,000	0	13,585	113,364	78,996	0	310,946
Mr. McGivney	56,000	0	13,585	0	4,692	0	74,277
Mr. Doyle	84,000	0	13,585	0	6,115	0	103,700
Mr. South	70,000	88	12,120	0	0	41,079	123,287
Ms. Ferland	84,175	0	12,120	0	0	7,830	104,125

(a) These amounts include the Company's matching contributions under the Company's 401(k) Savings & Investment Plan and Supplemental Savings and Investment Plan (SSIP) attributable to 2022. The Company's 401(k) Savings & Investment Plan is a tax-qualified defined contribution plan. The SSIP is a nonqualified defined contribution plan and is described in further detail in the "2022 Nonqualified Deferred Compensation Table" section on page 66. In addition, for Ms. Ferland, the amount reported in this column includes a qualified non-elective contribution and associated Company matching contributions made in 2022 as a result of missed contributions for the 2019 plan year.

(b) This amount represents interest credited on the named executive officer's account within the Company's tax-qualified employee stock purchase plan.

(c) These amounts represent the cost to the Company of offering personal financial planning and tax preparation services to the named executive officers. The imputed income attributable to these services was taxable income to the named executive officer. The taxes associated with this income were not reimbursed or paid by the Company.

(d) This amount represents the incremental cost to the Company of Mr. Glaser's personal use of corporate aircraft, in which the Company owns fractional interests, in accordance with his employment letter. The incremental cost has been calculated by adding the incremental variable costs associated with personal flights (including hourly charges, taxes, passenger fees, international fees and catering). The imputed income attributable to his personal use of corporate aircraft was taxable income to Mr. Glaser. The taxes associated with this income were not reimbursed or paid by the Company.

(e) This amount represents the approximate cost to the Company of Mr. Glaser's, Mr. McGivney's and Mr. Doyle's personal use of a car and driver, including work/home travel. The imputed income attributable to this use was taxable income to Mr. Glaser, Mr. McGivney and Mr. Doyle. The taxes associated with this income were not reimbursed or paid by the Company.

(f) For Mr. South and Ms. Ferland, these amounts represent the payments by the Company of the tax preparation fees including reimbursement of taxes in connection with Mr. South's and Ms. Ferland's prior relocation from the UK to New York City.

(6) The total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Employment Letters

Mr. Glaser completed his service as President and CEO and as an executive officer of the Company effective December 31, 2022. His terms of employment prior to his retirement, as approved by the Compensation Committee, were as follows:

- an annual base salary of $1,500,000;

- an annual bonus with a target level of $3,750,000;

- an annual long-term incentive ("LTI") award with a target grant date fair value of $11,000,000;

- continued participation in the Senior Executive Severance Pay Plan; and

- access to a car and driver for business and personal use, including work/home travel, and to corporate aircraft in which we maintain fractional interests, for business and personal travel (with such personal air travel limited to an amount not to exceed $130,000 per calendar year as determined based on the aggregate incremental cost of such travel to the Company).

In consideration for his employment arrangements, Mr. Glaser entered into noncompetition and nonsolicitation covenants in favor of the Company for the duration of his employment and for 24 months following his termination of employment.

In addition, the terms of Mr. Doyle's employment letter are set forth in the "CEO Employment Arrangements" section on page 33 of the Compensation Discussion and Analysis.

The Company also has employment letters with each of the other named executive officers that follow a common template, approved by the Compensation Committee, and include the following principal terms:

- Base salary, target annual bonus and target annual LTI award, and applicable payment ranges. Actual annual bonus payments and annual LTI awards are based on factors described in the "Annual Bonus" section on page 40 and "Annual LTI Awards" section on page 46 of the Compensation Discussion and Analysis;

- Participation in the Company's Senior Executive Severance Pay Plan, as described in the "Severance Arrangements" section on page 53 of the Compensation Discussion and Analysis and the "Potential Payments Upon Termination or Change in Control" section on page 67; and

- Noncompetition, nonsolicitation and confidentiality covenants in favor of the Company.

EXECUTIVE COMPENSATION (Continued)

2022 GRANTS OF PLAN-BASED AWARDS TABLE

The following table provides information on the grants of plan-based awards made to the named executive officers in 2022. Amounts shown under the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" columns relate to the target annual cash bonus opportunities in respect of 2022. The terms and conditions of these awards are described in the "Annual Bonus" section on page 40 of the Compensation Discussion and Analysis. The remaining columns relate to plan-based equity-based awards granted in 2022 under the 2020 Incentive and Stock Award Plan. The equity-based awards consist of PSU awards, RSU awards and stock options with respect to shares of the Company's common stock. The terms and conditions of these awards are described in the narrative following this table.

(a)	(b) [1]	(c) [1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards [2]			Estimated Future Payouts Under Equity Incentive Plan Awards [3]			All Other Stock Awards: Number of Shares of Stock or Units (#) [4]	All Other Option Awards: Number of Securities Underlying Options (#) [5]	Exercise or Base Price of Option Awards ($/Sh) [6]	Closing Stock Price on Date of Grant ($/Sh) [6]	Grant Date Fair Value of Stock and Option Awards ($) [7]
			(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)	(m)	(n)
Name	Grant Date	Action Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)					
Daniel S. Glaser			0	3,750,000	7,500,000								
	2/23/2022	2/23/2022				0	47,897	95,794					7,232,447
	2/23/2022	2/23/2022								231,050	151.368	148.740	7,250,022
Mark C. McGivney			0	1,600,000	3,200,000								
	2/23/2022	2/23/2022				0	10,736	21,472					1,621,136
	2/23/2022	2/23/2022								51,787	151.368	148.740	1,625,003
John Q. Doyle			0	2,800,000	5,600,000								
	1/1/2022	11/17/2021							5,762				1,000,168
	2/23/2022	2/23/2022				0	13,213	26,426					1,995,163
	2/23/2022	2/23/2022								63,738	151.368	148.740	2,000,008
Martin C. South			0	2,250,000	4,500,000								
	2/23/2022	2/23/2022				0	8,259	16,518					1,247,109
	2/23/2022	2/23/2022								39,837	151.368	148.740	1,250,029
Martine Ferland			0	1,900,000	3,800,000								
	2/23/2022	2/23/2022				0	8,259	16,518					1,247,109
	2/23/2022	2/23/2022								39,837	151.368	148.740	1,250,029

(1) The equity-based awards granted on February 23, 2022 reported in this table were approved by the Compensation Committee at its meeting on the same date. The January 1, 2022 special RSU award granted to Mr. Doyle was approved by the Compensation Committee at its meeting on November 17, 2021.

(2) The actual annual cash bonuses awarded to the named executive officers are reported in the "Non-Equity Incentive Plan Compensation" column of the "2022 Summary Compensation Table".

(3) The amounts reported in columns (g), (h) and (i) reflect PSU awards granted on February 23, 2022. The terms and conditions of these awards are described in the narrative following this table.

(4) The amount reported in column (j) reflect the special RSU award granted on January 1, 2022. The terms and conditions of this award is described in the narrative following this table.

(5) The amounts reported in column (k) reflect nonqualified stock options granted on February 23, 2022. The terms and conditions of these awards are described in the narrative following this table.

(6) The stock options granted on February 23, 2022 have an exercise price of $151.368 per share, equal to the average of the high and low trading prices of shares of the Company common stock on February 22, 2022, the trading date immediately preceding the date of grant. The closing market price of the Company's common stock on the date of grant was $148.74 per share, which was lower than the stock option exercise price.

(7) The grant date fair value reported for the PSU awards, as calculated in accordance with FASB ASC Topic 718, may differ from the value of the PSUs calculated based on the fair market value of Company common stock and is based on performance at the target level.

Stock Options

Stock options represent the right to purchase a specified number of shares of the Company's common stock at a specified exercise price for a specified period of time. Stock options are scheduled to vest in four equal annual installments beginning on the first anniversary of the grant date, with earlier vesting and a shortened exercisability period in the event of death, disability and specified terminations of employment. The stock options granted to the named executive officers on February 23, 2022 are scheduled to vest on February 23, 2023, 2024, 2025 and 2026 and will expire no later than February 22, 2032. The stock options have an exercise price equal to the average of the high and low trading prices of shares of the Company's common stock on the trading date immediately preceding date of the grant.

Performance Stock Unit Awards

A PSU represents a promise to deliver, as soon as practicable after the end of the performance period, a number of shares of the Company's common stock ranging from 0% to 200% of the number of PSUs vested, based on performance as determined by the Compensation Committee. The performance measure for PSU awards is adjusted EPS growth as modified for executive compensation purposes and measured on a three-year annualized growth rate basis. The PSUs granted since 2020 also include a modifier based on the Company's three-year TSR versus S&P 500® constituents. Additional information about the EPS performance factor and relative TSR modifier is provided in the "Annual LTI Awards" section on page 46 of the Compensation Discussion and Analysis. The PSU awards granted to the named executive officers on February 23, 2022 are scheduled to vest on February 28, 2025, with full or pro-rata vesting in the event of death, disability and specified terminations of employment. PSU awards include the right to payment of dividend equivalents for each share of common stock that is paid in respect of a vested PSU. Dividend equivalents that relate to PSU awards that do not vest or are forfeited also will be forfeited. Holders of PSU awards have no right to vote the shares of common stock subject to the award.

The treatment of these awards upon termination of employment or a change in control of the Company is described in further detail in "Potential Payments Upon Termination or Change in Control" on page 67.

Outstanding Restricted Stock Unit Awards

An RSU represents a promise to deliver a share of the Company's common stock as soon as practicable after vesting. RSU awards vest on a full or pro-rata basis in the event of death, disability and specified terminations of employment. RSU awards include the right to payment of dividend equivalents for each share of common stock that is paid in respect of a vested RSU. Dividend equivalents that relate to RSU awards that do not vest or are forfeited also will be forfeited. Holders of RSU awards have no right to vote the shares of common stock subject to the award.

The Company has not granted annual RSU awards to senior executives since 2019.

The special RSU award granted to Mr. Doyle on January 1, 2022 in connection with his appointment as Group President and Chief Operating Officer is scheduled to vest on January 15, 2025.

2022 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

The following table provides certain information concerning equity-based awards held by the named executive officers as of December 31, 2022. All outstanding equity awards are with respect to shares of the Company's common stock.

	Option Awards					Stock Awards				
Name	Option Grant Date	Number of Securities Underlying Unexercised Options Exercisable Unexercisable (#) (1)	Number of Securities Underlying Unexercised Options Exercise (#) (1)	Option Exercise Price ($)	Option Expiration Date	Stock Award Grant Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Daniel S. Glaser (5)	2/23/2015	239,824	0	56.840	2/22/2025					
	2/22/2016	282,224	0	57.325	2/21/2026					
	2/22/2017	309,592	0	73.195	2/21/2027					
	2/21/2018	300,711	0	83.046	2/20/2028					
	2/19/2019	241,866	80,622	90.785	2/18/2029					
	2/19/2020	136,342	136,343	118.865	2/18/2030					
						2/19/2020			96,750	16,010,190
	2/22/2021	70,229	210,690	117.530	2/21/2031					
						2/22/2021			106,356	17,599,791
	2/23/2022	0	231,050	151.368	2/22/2032					
						2/23/2022			95,794	15,851,991
Mark C. McGivney	2/19/2019	52,579	17,527	90.785	2/18/2029					
	2/19/2020	33,196	33,197	118.865	2/18/2030					
						2/19/2020			23,558	3,898,378
	2/22/2021	16,855	50,566	117.530	2/21/2031					
						2/22/2021			25,526	4,224,042
	2/23/2022	0	51,787	151.368	2/22/2032					
						2/23/2022			21,472	3,553,187
John Q. Doyle	5/1/2016	84,318	0	63.090	4/30/2026					
	2/22/2017	66,623	0	73.195	2/21/2027					
	2/21/2018	73,811	0	83.046	2/20/2028					
	2/19/2019	58,889	19,630	90.785	2/18/2029					
	2/19/2020	37,939	37,939	118.865	2/18/2030					
						2/19/2020			26,922	4,455,053
	2/22/2021	19,102	57,308	117.530	2/21/2031					
						2/22/2021			28,930	4,787,336
						1/1/2022	5,762	953,496		
	2/23/2022	0	63,738	151.368	2/22/2032					
						2/23/2022			26,426	4,372,974
Martin C. South	2/22/2017	4,294	0	73.195	2/21/2027					
	2/21/2018	11,619	0	83.046	2/20/2028					
	2/19/2019	9,465	3,155	90.785	2/18/2029					
	2/19/2020	5,928	5,928	118.865	2/18/2030					
						2/19/2020	1,403	232,168		
						2/19/2020			4,208	696,340
	2/22/2021	3,090	9,271	117.530	2/21/2031					
						2/22/2021	3,120	516,298		
						2/22/2021			4,680	774,446
						12/1/2021	6,024	996,852		
	2/23/2022	0	39,837	151.368	2/22/2032					
						2/23/2022			16,518	2,733,399
Martine Ferland	2/22/2017	7,912	0	73.195	2/21/2027					
	2/21/2018	7,518	0	83.046	2/20/2028					
	2/19/2019	42,063	14,022	90.785	2/18/2029					
	2/19/2020	23,712	23,712	118.865	2/18/2030					
						2/19/2020			16,826	2,784,366
	2/22/2021	13,484	40,453	117.530	2/21/2031					
						2/22/2021			20,422	3,379,433
	2/23/2022	0	39,837	151.368	2/22/2032					
						2/23/2022			16,518	2,733,399

(1) Represents vested and unvested stock options. The unvested stock options ratably vest and become exercisable in 25% increments on the first four anniversaries of the grant date.

(2) The following table provides the vesting schedule of the RSU awards that were not vested as of December 31, 2022.

Grant Date	Name of Executive	Vesting Schedule
2/19/2020	Mr. South	100% vesting on February 28, 2023
2/22/2021	Mr. South	50% vesting on each February 28, 2023 and 2024
12/1/2021	Mr. South	100% vesting on December 15, 2024
1/1/2022	Mr. Doyle	100% vesting on January 15, 2025

(3) Based on the closing price per share of the Company's common stock on December 30, 2022 ($165.48), the last trading day of 2022.

(4) Represents the number of shares to be received in respect of PSU awards assuming the achievement of maximum performance for the 2020, 2021 and 2022 PSU awards. The PSU awards granted in February 2020 vested on February 28, 2023, and PSU awards granted in February 2021 and February 2022 will vest on February 28, 2024 and February 28, 2025, respectively, and will be paid in a number of shares of the Company's common stock determined based on actual performance over the applicable three-year performance period. Our adjusted EPS growth rates as modified for executive compensation purposes for 2020, 2021 and 2022 were determined by the Compensation Committee in the first quarter after the end of the year. As of December 31, 2022, performance was tracking above target payout level for the 2020, 2021 and 2022 PSU awards. If the Company does not attain the maximum performance for the 2020, 2021 and 2022 PSU awards over the applicable three-year performance period, the number of shares received by the named executive officers upon settlement will be lower. The number of deliverable shares will range from 0% to 200% of the number of PSUs vested. See the "Performance Results for Our 2020 PSU Awards" section on page 49 of the Compensation Discussion and Analysis and the narrative following the "2022 Grants of Plan-Based Awards Table" above with respect to the 2022 PSU awards granted to the named executive officers.

(5) In 2018, Mr. Glaser transferred a portion of his then-outstanding awards to his former spouse pursuant to a domestic relations order. As of December 31, 2022, Mr. Glaser's former spouse held options to purchase 40,175 shares of common stock.

2022 OPTION EXERCISES AND STOCK VESTED TABLE

The following table provides certain information concerning (i) stock options exercised by the named executive officers in 2022 and (ii) other stock awards held by the named executive officers that vested or were earned in 2022.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($) [1]	Number of Shares Acquired on Vesting (#) [2]	Value Realized on Vesting ($) [3]
Daniel S. Glaser	0	0	72,312	11,134,963
Mark C. McGivney	61,510	5,348,541	15,721	2,420,798
John Q. Doyle	0	0	17,608	2,711,368
Martin C. South	0	0	9,450	1,455,158
Marline Ferland	0	0	23,310	3,554,776

(1) Based on the difference between the market price of the underlying shares of the Company's common stock on the date of exercise and the exercise price of the stock options.

(2) Includes distribution of shares of the Company's common stock in connection with 2019 PSU awards that vested in 2022 and paid out at 195% of target based on Company performance (Mr. Glaser — 61,755 shares, Mr. McGivney — 13,426 shares, Mr. Doyle — 15,037 shares, Mr. South — 4,835 shares and Ms. Ferland — 10,741 shares).

(3) Based on the average of the high and low trading prices of a share of the Company's common stock on the trading date immediately preceding the award vesting date.

DEFINED BENEFIT RETIREMENT PROGRAM

The Company discontinued future service accruals effective December 31, 2016 in the tax-qualified Marsh & McLennan Companies Retirement Plan, the nonqualified Benefit Equalization Plan and the nonqualified Supplemental Retirement Plan (collectively, the "U.S. Retirement Program"). The Benefit Equalization Plan is a restoration plan that provides those participants subject to certain Internal Revenue Code limitations with retirement benefits on a comparable basis to those provided to employees who are not subject to such limitations. The Supplemental Retirement Plan provides for an enhanced benefit for a select group of highly compensated employees. Mr. Glaser and Mr. McGivney participate in the United States defined benefit retirement program. Mr. Doyle, Mr. South and Ms. Ferland are not eligible to participate in the United States defined benefit retirement program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

For participants who are eligible for these plans, annual benefits payable at age 65 in the form of a single-life annuity are determined generally by the following formula:

- 2.0% of eligible salary for each of the first 25 years of eligible benefit service through December 31, 2016; plus
- 1.6% of eligible salary for each of the next five years of eligible benefit service through December 31, 2016; plus
- 1.0% of eligible salary for each year of eligible benefit service over 30 years through December 31, 2016.

EXECUTIVE **COMPENSATION** (Continued)

The above sum is reduced by an amount representing a portion of the participant's estimated Social Security benefit. Participants who are at least age 65 are eligible for normal retirement benefits and participants who have attained five years of vesting service and are at least age 55 are eligible for early retirement benefits. Of the named executive officers, Mr. Glaser and Mr. McGivney are eligible for early retirement benefits. Benefits under the U.S. Retirement Program vest upon the earliest of (i) a participant's attainment of five years of vesting service, (ii) attainment of age 65 or (iii) a change in control of the Company. Mr. Glaser and Mr. McGivney currently have a vested benefit under the U.S. Retirement Program.

The present value of the accumulated pension benefits of the named executive officers who participate in these plans as of the end of 2022, as well as other information about each of our defined benefit retirement plans, is reported in the table below. Assumptions used in the calculation of these amounts, other than retirement age, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2022, included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2023. The assumed retirement age used for purposes of this table is 65 years for all named executive officers who participate in these plans. Benefits under the tax-qualified Marsh & McLennan Companies Retirement Plan are generally paid as a monthly annuity for the life of the retiree and his or her designated survivor, if the participant has elected to be paid on a joint and survivor basis. The Company's policy for funding its obligation under the tax-qualified plan is to contribute amounts at least sufficient to meet the funding requirements set forth in applicable law. The Company is not required to, and does not, fund any of its obligations to the named executive officers who participate in these plans under any of its nonqualified defined benefit retirement plans.

UK DEFINED BENEFIT RETIREMENT PROGRAM

The Company discontinued service accruals effective August 1, 2014 in the tax-qualified Marsh & McLennan Companies UK Pension Fund (the "UK Pension Fund"). Ms. Ferland participated in the Mercer Section of the United Kingdom defined benefit retirement program prior to August 1, 2014 based on the standard defined benefit terms available to participants since April 1, 2006.

For those participants who are eligible for the plan, annual benefits are payable at age 65 in the form of a single-life annuity, with an attaching 60% benefit payable to a surviving dependent, and are determined generally by the following formula:

- 1.67% of eligible salary for each year of eligible benefit service through July 31, 2014, with accrued pension in each year subject to a cost of living adjustment based on UK price inflation as measured by the Retail Prices Index, up to a maximum of 5% per annum while the participant remains an employee, unless they opt out. Ms. Ferland opted out on December 31, 2018 and consequently the cost of living adjustment reduced to UK price inflation as measured by the Consumer Prices Index, up to a maximum of 5% per annum for benefits accrued before April 1, 2010 (2.5% per annum for benefits accrued after April 1, 2010).

Participants who are at least age 65 are eligible for normal retirement benefits and participants who have attained three months of vesting service and are at least age 55 are eligible for early retirement benefits, subject to actuarial reduction for early payment. Ms. Ferland is eligible for an early retirement benefit. Benefits under the retirement program vest upon a participant's attainment of three months of vesting service. Ms. Ferland currently has a vested benefit under the retirement program.

PENSION BENEFITS TABLE FOR 2022

Name	Plan Name	Number of Years Credited Service (#) [1]	Present Value of Accumulated Benefit ($) [2]	Payments During Last Fiscal Year ($)
Daniel S. Glaser (3)	Qualified Retirement Plan	19.0	452,964	0
	Benefit Equalization Plan	19.0	1,364,492	0
	Supplemental Retirement Plan	19.0	459,511	0
	Total		2,276,968	0
Mark C. McGivney (3)	Qualified Retirement Plan	9.7	257,992	0
	Benefit Equalization Plan	9.7	256,588	0
	Supplemental Retirement Plan	9.7	108,091	0
	Total		622,671	0
John Q. Doyle	None			
Martin C. South	None			
Martine Ferland (3)	UK Pension Fund	3.0	244,207	0

(1) Represents years of benefit accrual service as of December 31, 2016. Mr. Glaser's 19.0 years of service includes 9.9 years of service for his prior period of service with Marsh from July 1982 through May 1992.

(2) Assumptions used in the calculation of these amounts, other than retirement age, which has been assumed for purposes of this table to be 65 years for all of the named executive officers, are included in footnote 8 to the Company's audited financial statements for the fiscal year ended December 31, 2022, included in the Company's Annual Report on Form 10-K filed with the SEC on February 13, 2023. The U.S. Retirement Program provides a survivor benefit, in the form of a monthly annuity, to a qualifying spouse or domestic partner upon the death of a vested participant. The present value of this survivor benefit in the event of death on December 31, 2022 was $1,602,344 for Mr. Glaser and $618,893 for Mr. McGivney. The total amounts reported in this column may not equal the sum of amounts reflected due to rounding to the nearest whole dollar as required by SEC rules.

For the UK Pension Fund, the calculation of the pension benefits is based on U.S. GAAP single equivalent financial assumptions and demographic assumptions (excluding pre-retirement mortality) for the fiscal year ended December 31, 2022. The pension provided is in line with the Rules of the Mercer Section of the UK Pension Fund and the member is not entitled to any member specific pension enhancements. The UK Pension Fund provides a survivor benefit payable on the death of the member in retirement. This is 60% of the member's pension at date of death plus if death occurs within the first five years, the balance of pension payments in those five years. The present value of this survivor benefit in the event of death on December 31, 2022 was $156,359 for Ms. Ferland. These amounts have been converted from British pounds into U.S. dollars at the average currency exchange rate for 2022 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.23680387).

(3) Mr. Glaser, Mr. McGivney, and Ms. Ferland are eligible for an early retirement benefit. Their early retirement benefits are separately quantified in the table included in the "Potential Payments Upon Termination or Change in Control" section on page 67.

2022 NONQUALIFIED DEFERRED COMPENSATION TABLE

The Company maintains the Supplemental Savings & Investment Plan (the "SSIP"), a nonqualified deferred compensation plan that coordinates with the Company's 401(k) Savings & Investment Plan to give eligible participants the opportunity to defer compensation on a pre-tax basis in addition to what is allowed under the tax-qualified plan.

Under the SSIP, selected participants who have reached any one of the limitations set forth in the Internal Revenue Code under the Company's 401(k) Savings & Investment Plan may, at their election, defer up to 30% of their base salary and notionally invest this amount in any or all of the plan's notional investment alternatives. These alternatives consist of a variety of mutual funds and units of the Company's common stock. Participants in the SSIP may change their investment elections at any time, both as to future deferrals and existing balances; however, once a participant notionally invests an amount in units of the Company's common stock, that amount cannot be reallocated to any other notional investment.

After a participant completes one year of service with the Company, the Company provides matching credits at the same rate as the Company's 401(k) Savings & Investment Plan. Effective January 1, 2017, eligible participants who are employed by an eligible participating company and have completed one year of service receive a 4% fixed company credit with respect to their base salary over the Internal Revenue Service limit on compensation that may be considered under the Company's 401(k) Savings & Investment Plan, whether or not they elect to make employee deferrals to the SSIP.

Participants are not permitted to make withdrawals from their accounts while they are employed by the Company. Participants are generally entitled to payment of their accounts after their employment ends, including upon retirement, death or disability in a lump sum or annual installments over 2 to 15 years.

All of the named executive officers were eligible to participate in the SSIP in 2022.

Name	Executive Contributions in Last Fiscal Year ($)	Registrant Contributions in Last Fiscal Year ($) [1]	Aggregate Earnings in Last Fiscal Year ($) [2]	Aggregate Withdrawals or Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)
Daniel S. Glaser	72,000	83,650	(740,553)	0	2,095,417
Mark C. McGivney	31,800	35,633	(227,800)	0	1,018,707
John Q. Doyle	55,800	63,300	(40,921)	0	547,158
Martin C. South	58,400	49,300	(5,727)	0	191,964
Martine Ferland	41,550	46,759	(8,701)	0	232,354

(1) Amounts reported in this column are also reported in the "All Other Compensation" column in the "2022 Summary Compensation Table" on page 58.

(2) Aggregate earnings are based upon the performance of a variety of mutual funds and shares of the Company's common stock. Because these earnings are based upon actual market performance, they are not considered above-market or preferential for purposes of SEC rules. Therefore, none of the amounts reported in this column are reportable in the "2022 Summary Compensation Table" on page 58.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following table sets forth the estimated payments and benefits to be provided to the named executive officers in the event of the specified terminations of employment, including following a change in control of the Company. In accordance with SEC rules, this table assumes that the relevant triggering event occurred on December 30, 2022, the last business day of the last completed fiscal year, and that the market price of the Company's common stock was the closing stock price as of December 30, 2022 ($165.48 per share), the last trading day of 2022.

The employment letter for each named executive officer provides that he/she will participate in the Company's Senior Executive Severance Pay Plan. In general, the Senior Executive Severance Pay Plan provides for cash severance in the event of an involuntary termination of employment without "cause" (as described in "Termination of Employment" below) or, within the two-year period following a change in control of the Company, either by the successor entity without cause or by the participant for a termination of employment for "good reason" (as described in "Termination of Employment" below). In addition, each such named executive officer is eligible for specified payments and benefits upon death or "disability" (as described in "Termination of Employment" below).

Cash severance under the Senior Executive Severance Pay Plan is paid in a lump sum equal to:

• one times annual base salary;

• one times the average of the annual bonuses paid to the participant for each of the three prior calendar years; and

• a pro-rata bonus for the year of termination.

The Senior Executive Severance Pay Plan also provides 12 months of outplacement services and continued medical and dental coverage for 12 months at active employee rates. Severance payments and benefits are conditioned on a participant having executed a waiver and release of claims in favor of the Company (including restrictive covenants). The cash severance amounts included in the following table reflect the employment arrangements in effect on December 31, 2022.

The terms and conditions of equity-based awards provide for full or pro-rata vesting in the event of death, disability and specified terminations of employment.

As of December 31, 2022, Mr. Glaser, and Mr. McGivney were eligible to commence benefit payments under the Company's U.S. Retirement Program, and Ms. Ferland was eligible to commence benefit payments under the UK Pension Fund upon an early retirement.

Name	Termination Reason	Total Cash Payment ($) [1]	Unvested Stock Awards ($) [2]	Unvested Option Awards ($) [2]	Accumulated Dividend Equivalents on Outstanding Stock Units ($)	Welfare and Retirement Benefits ($) [3] [4] [5]	Total ($) [6]
Daniel S. Glaser	Involuntary termination without cause	15,333,333	38,897,232	25,740,852	897,501	9,093	80,878,013
	Involuntary termination without cause or termination for good reason following a change in control	11,583,333	41,535,976	25,740,852	1,029,887	9,093	79,899,142
	Death	3,750,000	41,535,976	25,740,852	1,029,887	0	72,056,716
	Disability	3,750,000	46,529,501	25,740,852	1,081,637	0	77,101,991
	Retirement	0	38,897,232	25,740,852	897,501	0	65,535,586
Mark C. McGivney	Involuntary termination without cause	5,616,667	7,106,042	5,281,297	193,548	20,334	18,217,888
	Involuntary termination without cause or termination for good reason following a change in control	4,566,667	9,899,014	6,012,115	247,777	20,334	20,745,907
	Death	1,600,000	9,899,014	6,012,115	247,777	0	17,758,906
	Disability	1,600,000	11,018,320	6,012,115	259,377	0	18,889,813
	Retirement	0	7,106,042	5,281,297	193,548	0	12,580,887
John Q. Doyle	Involuntary termination without cause	10,700,000	8,481,015	5,982,708	225,621	17,927	25,407,272
	Involuntary termination without cause or termination for good reason following a change in control	8,200,000	12,382,372	6,882,179	296,830	17,927	27,779,308
	Death	2,800,000	12,382,372	6,882,179	296,830	0	22,361,381
	Disability	2,800,000	13,759,993	6,882,179	311,106	0	23,753,278
	Retirement	0	8,168,258	5,982,708	221,370	0	14,372,336
Martin C. South	Involuntary termination without cause	6,100,000	2,532,837	956,541	57,753	5,121	9,652,252
	Involuntary termination without cause or termination for good reason following a change in control	4,850,000	4,582,803	1,518,721	88,859	5,121	11,045,504
	Death	2,250,000	4,582,803	1,518,721	88,859	0	8,440,383
	Disability	2,250,000	5,443,961	1,518,721	97,783	0	9,310,464
	Retirement	0	2,178,048	956,541	52,929	0	3,187,518
Martine Ferland	Involuntary termination without cause	6,666,667	5,343,184	4,092,430	143,803	14,502	16,260,585
	Involuntary termination without cause or termination for good reason following a change in control	5,266,667	7,530,498	4,654,609	186,276	14,502	17,652,552
	Death	1,900,000	7,530,498	4,654,609	186,276	0	14,271,384
	Disability	1,900,000	8,391,656	4,654,609	195,199	0	15,141,465
	Retirement	0	5,343,184	4,092,430	143,803	0	9,579,417

(1) The following table sets forth the calculation of amounts shown in the "Total Cash Payment" column of the table above. For purposes of this calculation, because this table assumes that termination of employment occurs at year-end, the amount shown in the "Pro-Rata Bonus" column of the table below is equal to the individual's actual or target bonus for the entire year.

Mr. Glaser	Involuntary termination without cause	1,500,000	6,333,333	7,833,333	1	7,833,333	7,500,000	15,333,333
	Involuntary termination without cause or termination for good reason following a change in control	1,500,000	6,333,333	7,833,333	1	7,833,333	3,750,000	11,583,333
	Death	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Disability	N/A	N/A	N/A	0	0	3,750,000	3,750,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. McGivney	Involuntary termination without cause	800,000	2,166,667	2,966,667	1	2,966,667	2,650,000	5,616,667
	Involuntary termination without cause or termination for good reason following a change in control	800,000	2,166,667	2,966,667	1	2,966,667	1,600,000	4,566,667
	Death	N/A	N/A	N/A	0	0	1,600,000	1,600,000
	Disability	N/A	N/A	N/A	0	0	1,600,000	1,600,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. Doyle	Involuntary termination without cause	1,200,000	4,200,000	5,400,000	1	5,400,000	5,300,000	10,700,000
	Involuntary termination without cause or termination for good reason following a change in control	1,200,000	4,200,000	5,400,000	1	5,400,000	2,800,000	8,200,000
	Death	N/A	N/A	N/A	0	0	2,800,000	2,800,000
	Disability	N/A	N/A	N/A	0	0	2,800,000	2,800,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Mr. South	Involuntary termination without cause	1,000,000	1,600,000	2,600,000	1	2,600,000	3,500,000	6,100,000
	Involuntary termination without cause or termination for good reason following a change in control	1,000,000	1,600,000	2,600,000	1	2,600,000	2,250,000	4,850,000
	Death	N/A	N/A	N/A	0	0	2,250,000	2,250,000
	Disability	N/A	N/A	N/A	0	0	2,250,000	2,250,000
	Retirement	N/A	N/A	N/A	0	0	0	0
Ms. Ferland	Involuntary termination without cause	1,000,000	2,366,667	3,366,667	1	3,366,667	3,300,000	6,666,667
	Involuntary termination without cause or termination for good reason following a change in control	1,000,000	2,366,667	3,366,667	1	3,366,667	1,900,000	5,266,667
	Death	N/A	N/A	N/A	0	0	1,900,000	1,900,000
	Disability	N/A	N/A	N/A	0	0	1,900,000	1,900,000

(a) Reflects amounts payable by the Company in the form of a lump sum as soon as practicable following termination of employment, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(b) "Pro-Rata Bonus" amounts, if any, are payable by the Company at the same time annual bonuses for the applicable year are paid to the Company's senior executives generally, subject to the individual's execution of a waiver and release of claims (including restrictive covenants) for the benefit of the Company.

(c) Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

(2) Reflects equity-based awards, with respect to the Company's common stock, outstanding as of December 31, 2022. The values for 2020, 2021 and 2022 PSU awards depend on the termination reason. For certain events such as retirement (i.e., age and service vesting), the values are based on results as determined by the Compensation Committee and 8% EPS growth for the remaining years of the award period for each award. For events in which the vesting of equity-based awards accelerates, such as death, the values are based on performance for abbreviated award periods. For Ms. Ferland, the amount reported in this column for early retirement reflects the assumption that she would have qualified for EU retirement treatment of her equity-based awards that were granted while she was located in the UK. In addition, with respect to Mr. Glaser, if he terminated his employment and the Compensation Committee determined that Mr. Glaser had satisfied the conditions of a "Qualifying Retirement" as specified in his amendment to the terms and conditions of his 2020 and 2021 PSUs providing for full vesting and described in the "CEO Employment Arrangements" section (page 33), the value of his unvested stock awards would be $46,529,501 and accumulated dividends would be $1,081,637.

(3) Each of the named executive officers is eligible to continue receiving Company-sponsored health insurance for 12 months following certain terminations of employment. To receive such benefits, a named executive officer is required to contribute at the same level as similarly situated active employees. Each of the named executive officers is eligible to receive outplacement services for a period of 12 months.

(4) The amounts reported in this column, where applicable, include the Company's 401(k) Savings & Investment Plan matching contributions made by the Company that would vest in the event of death or permanent disability (as defined the Company's Long-Term Disability Plan).

(5) Mr. Glaser and Mr. McGivney are eligible for early retirement, as indicated in the "Defined Benefit Retirement Program" section on page 64. Mr. Glaser retired from the Company effective December 31, 2022; the present value of his accumulated pension benefits was $2,412,710. If Mr. McGivney had retired from the Company effective December 31, 2022, the present value of his accumulated pension benefits would have been $633,768. In addition, Mr. Glaser was entitled and Mr. McGivney would have been entitled to payment of their account balances under the Company's 401(k) Savings & Investment Plan and the SSIP. Ms. Ferland is eligible for early retirement, as indicated in the "Defined Benefit Retirement Program" section on page 64. If Ms. Ferland had retired from the Company effective December 31, 2022, the present value of her accumulated pension benefits would have been $242,824 converted from British pounds into U.S. dollars at the average currency exchange rate for 2022 used by the Company for financial reporting purposes in accordance with U.S. GAAP (£1 = $1.23680387). These amounts are not reflected in the total set forth in this column. Mr. Doyle, Mr. South and Ms. Ferland are not eligible to participate in the United States defined benefit retirement program because they did not meet the eligibility requirements to join the retirement program prior to December 31, 2016.

(6) Total amounts reported in this column may not equal the sum of amounts reflected in the preceding columns due to rounding to the nearest whole dollar as required by SEC rules.

Termination of Employment

Upon any termination of employment, including a termination for "cause" or without "good reason," a named executive officer will receive any accrued pay and regular post-employment payments and benefits under the terms of the Company's applicable plans. The amounts reported in the table above do not include payments and benefits that are provided on a nondiscriminatory basis to eligible employees upon termination of employment, including:

- base salary through the date of termination and accrued but unused vacation time;

- post-employment group medical benefit continuation at the employee's cost;

- welfare benefits provided to eligible U.S. or UK retirees;

- distributions of defined benefit plan benefits, whether or not tax-qualified (our U.S. and UK defined benefit retirement programs are described in the "Defined Benefit Retirement Program" and "UK Defined Benefit Retirement Program" sections, on pages 64 and 65, respectively);

- distributions of tax-qualified defined contribution plans and nonqualified deferred compensation plans (the nonqualified deferred compensation plans are described in the "2022 Nonqualified Deferred Compensation Table" section on page 66); and

- vested benefits.

The Senior Executive Severance Pay Plan defines "cause" as a participant's: (i) willful failure to substantially perform the duties consistent with his or her position which is not remedied within 10 days after receipt of written notice from the Company specifying such failure; (ii) willful violation of any written Company policy, including, but not limited to, the Company's Code of Business Conduct & Ethics; (iii) commission at any time of any act or omission that results in a conviction, plea of no contest, plea of nolo contendere or imposition of unadjudicated probation for any felony or crime involving moral turpitude; (iv) unlawful use (including being under the influence) or possession of illegal drugs; (v) gross negligence or willful misconduct which results in, or could reasonably be expected to result in, a material loss to the Company or material damage to the reputation of the Company; or (vi) violation of any statutory or common law duty of loyalty to the Company, including the commission at any time of any act of fraud, embezzlement or material breach of fiduciary duty against the Company.

The Senior Executive Severance Pay Plan defines "good reason" as: (i) a material reduction in the participant's base salary; (ii) a material reduction in the participant's annual incentive opportunity (including a material adverse change in the method of calculating the participant's annual incentive); (iii) a material diminution of the participant's duties, responsibilities or authority; or (iv) a relocation of more than 50 miles from the participant's office location in effect immediately prior to the change in control of the Company. This definition of "good reason" only applies during the 24-month period following a change in control of the Company.

The employment letter for each named executive officer defines "permanent disability" as occurring when it is determined (by the Company's disability carrier for the primary long-term disability plan or program applicable to the named executive officer because of his or her employment with the Company) that the named executive officer is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.

Change in Control

As described in the "Change-in-Control Arrangements" section on page 53, the terms of our outstanding and unvested equity-based awards contain a "double-trigger" change-in-control vesting provision, which requires a change in control of the Company followed by a specified termination of employment for accelerated vesting to occur. Under the double-trigger provision, a change in control of the Company by itself would not cause an employee's equity-based award to vest, so long as the award is assumed or replaced on equivalent terms. In that case, vesting would continue pursuant to the award's original vesting schedule unless, in addition to the change in control, the employee's employment terminates without "cause" or for "good reason" during the 24 months following the change in control.

The change-in-control provisions included in our Senior Executive Severance Pay Plan also require both "double-trigger" events to occur for payments and benefits to be provided.

We do not provide change-in-control excise tax reimbursements to any of our senior executives under any plan or arrangement.

Cash severance payments are not eligible for any tax reimbursement benefit.

We use the same definition of "change in control" in the equity incentive plans and the Senior Executive Severance Pay Plan.

The definitions of "cause" and "good reason" in equity-based awards for the named executive officers are similar to those described above in "Termination of Employment."

Restrictive Covenants

Each of the named executive officers is subject to nonsolicitation covenants that prohibit the executive from:

- soliciting any customer or client with respect to a competitive activity; and
- soliciting or employing any employee for the purpose of causing the employee to terminate employment.

Each of the named executive officers is also subject to noncompetition covenants that prohibit the executive from engaging in a competitive activity.

For Mr. Glaser and Mr. Doyle, the noncompetition and nonsolicitation period ends 24 months after the date of termination of employment. For the other named executive officers, this period ends 12 months after the date of termination of employment.

In addition, at all times prior to and following termination of employment, the named executive officers are subject to a perpetual confidentiality covenant.

AUDIT

ITEM 4:
RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee and the Board believe that the continued retention of Deloitte & Touche to serve as the Company's independent registered public accounting firm is in the best interests of the Company and its investors based on the Audit Committee's level of satisfaction with the quality of services provided by Deloitte & Touche and consideration of factors described below.

APPOINTMENT

The Audit Committee is directly responsible for the appointment, compensation and oversight of the independent registered public accounting firm retained to audit the Company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP as the Company's independent registered public accounting firm for the 2023 fiscal year, subject to stockholder ratification. Deloitte & Touche was first retained as the independent registered accounting firm of the Company in 1989.

REVIEW AND APPROVAL: COMPENSATION, LEADERSHIP, COMPOSITION AND ORGANIZATION

The Audit Committee is responsible for reviewing and approving the compensation of Deloitte & Touche in connection with the annual appointment process. As part of its regular process, the Audit Committee annually reviews and approves the leadership, composition and organization of the external audit team. The Audit Committee also periodically considers the rotation of the independent external audit firm and whether to commence an audit tender process, considering such factors as the tenure, fees, independence and capabilities of the external auditor. Further, in conjunction with the mandated rotation of the independent registered public accounting firm's lead audit partner, the Audit Committee and its chairman are directly involved in the review and approval of Deloitte & Touche's lead audit partner.

2022 AUDIT AND OTHER SERVICES

Deloitte & Touche will audit our consolidated financial statements for fiscal year 2023 and perform other services. Deloitte & Touche acted as the Company's independent registered public accounting firm for the year ended December 31, 2022. A Deloitte & Touche representative will be present at the 2023 annual meeting of stockholders and will have an opportunity to make a statement and to answer your questions.

GOOD CORPORATE PRACTICE

Although ratification is not required by the Company's bylaws or otherwise, the Board is submitting this proposal as a matter of good corporate practice. If the selection is not ratified, the Audit Committee will consider whether it is appropriate to select another independent auditor. Even if the selection is ratified, the Audit Committee may select a different auditor at any time during the year if it determines that this would be in the best interests of the Company and its stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL.



FEES OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For the fiscal years ended December 31, 2022 and 2021, fees for services provided by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu and their respective affiliates were as follows:

	($ in '000s)	
	2022	2021
Audit Fees	$23,539	$25,095
Includes audits of the effectiveness of the Company's internal control over financial reporting at December 31, 2022 and 2021, audits of consolidated financial statements and reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q, statutory reports and regulatory audits.		
Audit-Related Fees	4,002	2,715
Includes audits of employee benefit plans, computer- and control-related audit services, agreed-upon procedures, merger and acquisition assistance and accounting research services.		
Tax Fees	488	1,563
Includes tax compliance and other services not related to the audit.		
All Other Fees	30	66
Includes permissible advisory and consulting services, and subscription services.		
Total	$28,059	$29,439

Audit Committee Pre-Approval Policy

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services provided by Deloitte & Touche to the Company and its subsidiaries. The policy provides the guidelines necessary to adhere to the Company's commitment to auditor independence and compliance with relevant rules and regulations relating to auditor independence. The policy contains a list of prohibited non-audit services, and sets forth four categories of permitted services (Audit, Audit-Related, Tax and Other), listing the types of permitted services in each category. All of the permitted services require pre-approval by the Audit Committee. In lieu of Audit Committee pre-approval on an engagement-by-engagement basis, each category of permitted services, with reasonable detail as to the types of services contemplated, is pre-approved as part of the annual services performed by Deloitte as approved by the Audit Committee. Permitted services not contemplated during the budget process must be presented to the Audit Committee for approval prior to the commencement of the relevant engagement. The Audit Committee chair, or, if he is not available, any other member of the Committee, may grant approval for any such engagement if approval is required prior to the next scheduled meeting of the Committee. Any such approvals are reported to the Audit Committee at its next meeting. At least twice a year, the Audit Committee is presented with a report showing amounts billed by the independent registered public accounting firm compared to the budget approvals for each of the categories of permitted services. The Committee reviews the suitability of the pre-approval policy at least annually.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors is comprised of the five directors named below, as well as Ms. Hartmann and Mr. Young who joined the Board on March 29, 2023. Each member of the Committee is independent as required by the Company, the listing standards of the NYSE and the SEC's audit committee independence rules. The primary function of the Audit Committee is to assist the Board of Directors in its oversight responsibilities with respect to the integrity of the Company's financial statements; the qualifications, independence and performance of the Company's independent auditors; the performance of the Company's internal audit function; and compliance by the Company with legal and regulatory requirements. The Committee operates pursuant to a charter approved by the Board of Directors.

Management is responsible for the Company's financial statements, the overall reporting process and the system of internal control, including internal control over financial reporting. Deloitte & Touche LLP, our independent registered public accounting firm, is responsible for conducting annual audits and quarterly reviews of the Company's financial statements and expressing an opinion as to the conformity of the annual financial statements with generally accepted accounting principles in the United States and expressing an opinion on our internal control over financial reporting as of the end of our fiscal year.

In performing their oversight responsibility, members of the Audit Committee rely without independent verification on the information provided to them and on the representations made by management and Deloitte & Touche. The members of the Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of accounting or auditing, including in respect of auditor independence.

During 2022, the Audit Committee executed its oversight function through a series of meetings and teleconferences with management and Deloitte & Touche. The Audit Committee also reviewed and discussed with management and Deloitte & Touche the Company's audited financial statements as of and for the year ended December 31, 2022, as well as matters related to internal control over financial reporting and the processes that support the Company's reporting of financial results. The Committee also discussed with Deloitte & Touche the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC. The Committee has received the written disclosures and the letter from Deloitte & Touche required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, has considered whether the provision of other non-audit services by Deloitte & Touche to the Company is compatible with maintaining Deloitte & Touche's independence and has discussed with Deloitte & Touche that firm's independence.

Based upon the review and discussions described in this report, the Committee recommended to the Board, and the Board approved, that the audited financial statements and management's annual report on internal control over financial reporting be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC. The Committee has also selected Deloitte & Touche as the Company's independent registered public accounting firm for 2023. The Board of Directors concurred with that selection and has recommended this selection to the Company's stockholders for ratification.

Submitted by the Audit Committee of the Board of Directors

Bruce P. Nolop (Chair)	Tamara Ingram
Anthony K. Anderson	Jane H. Lute
Hafize Gaye Erkan	

ADDITIONAL INFORMATION

STOCK OWNERSHIP OF DIRECTORS, MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table reflects the number of shares of our common stock beneficially owned by each director and each named executive officer (as defined in the Compensation Discussion and Analysis section beginning on page 30). The table also shows the number of shares beneficially owned by all directors and executive officers of the Company as a group. These common stock holdings are as of February 28, 2023, except with respect to interests in the Company's 401(k) Savings & Investment Plan and Supplemental Savings & Investment Plan, which are as of March 1, 2023. The table also includes the number of shares of common stock beneficially owned by persons known to the Company to own more than 5% of our outstanding shares.

Name	Amount and Nature of Beneficial Ownership [1]		
	Sole Voting and Investment Power	Other than Sole Voting and Investment Power [2]	Total
Anthony K. Anderson	1,000	11,926	12,926
John Q. Doyle	57,085	420,080	477,165
Hafize Gaye Erkan	1,189	—	1,189
Oscar Fanjul	75,616	—	75,616
Martine Ferland	9,979	144,010	153,989
Daniel S. Glaser	171,080	1,870,986	2,042,066
Judith Hartmann [3]	—	—	—
H. Edward Hanway	32,463	—	32,463
Deborah C. Hopkins	—	16,038	16,038
Tamara Ingram	—	4,336	4,336
Jane H. Lute	1,657	2,612	4,269
Mark C. McGivney	33,678	166,556	200,234
Steven A. Mills	46,183	—	46,183
Bruce P. Nolop	42,376	—	42,376
Morton O. Schapiro	—	78,987	78,987
Martin C. South	4,686	61,148	65,834
Lloyd M. Yates	24,001	5,001	29,002
R. David Yost [4]	18,759	38,823	57,582
Ray G. Young [3]	—	—	—
All directors and executive officers as a group [5]	401,671	1,143,832	1,545,502

Name	Aggregate Amount Beneficially Owned	Percentage of Stock Outstanding as of December 31, 2022
The Vanguard Group [6] 100 Vanguard Blvd. Malvern, PA 19355	43,717,203	8.81%
Blackrock, Inc. [7] 55 East 52nd Street New York, NY 10055	43,138,772	8.70%

(1) No director or named executive officer beneficially owned more than 1% of the Company's outstanding common stock, and all directors and executive officers as a group beneficially owned approximately 0.3% of the Company's outstanding common stock. The Company assists directors and officers with reporting changes in their beneficial ownership to the SEC.

(2) This column includes shares of the Company's common stock: (i) held indirectly for the benefit of such individuals or jointly, or directly or indirectly for certain members of such individuals' families, with respect to which beneficial ownership in certain cases may be disclaimed or (ii) that represent the individual's interests in the Company's 401(k) Savings & Investment Plan.

This column also includes:

- Marsh McLennan common stock or stock units subject to issuance in the future with respect to the Directors' Stock Compensation Plan or the Supplemental Savings & Investment Plan, and restricted stock units in the following aggregate amounts: Mr. Anderson, 11,926 shares; Mr. Doyle, 5,762 shares; Ms. Hopkins, 16,038 shares; Ms. Ingram, 4,336 shares; Ms. Lute, 2,612 shares; Mr. Schapiro, 78,987 shares; Mr. South 7,584 shares; Mr. Yates 5,001 shares and Mr. Yost, 38,823 shares; and all directors and executive officers as a group, 187,877 shares; and

- Shares of Marsh McLennan common stock which may be acquired on or before April 30, 2023 through the exercise of stock options as follows: Mr. Doyle, stock options totaling 414,318; Ms. Ferland, stock options totaling 144,010 shares; Mr. Glaser, stock options totaling 1,857,573 shares; Mr. McGivney, stock options totaling 166,556 shares and Mr. South, stock options totaling 53,564 shares; and all directors and executive officers as a group, stock options totaling 954,064 shares.

(3) Ms. Hartmann and Mr. Young joined the Board on March 29, 2023.

(4) In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that Mr. Yost will not stand for re-election at the May 2023 annual meeting.

(5) This group includes the individuals listed in this table, other than Dan Glaser who retired from the Company as of December 31, 2022, plus six additional executive officers.

(6) Based solely on a review of Amendment No. 8 to the Schedule 13G Information Statement filed on February 9, 2023 by The Vanguard Group ("Vanguard"). The Schedule 13G discloses that Vanguard in its capacity as investment adviser had shared voting power as to 738,060 shares; sole dispositive power as to 41,638,490 shares; and shared dispositive power as to 2,078,713 shares.

(7) Based solely on a review of Amendment No. 8 to the Schedule 13G Information Statement filed on February 7, 2023 by BlackRock, Inc. ("BlackRock"). The Schedule 13G discloses that BlackRock in its capacity as a parent holding company or control person had sole voting power as to 38,974,999 shares and sole dispositive power as to 43,138,772 shares.

DIRECTOR COMPENSATION

Executive Directors

Executive directors (currently only Mr. Doyle) receive no compensation for their service as directors.

Independent Directors

Independent directors receive a basic annual retainer and annual stock grant as compensation for their service as directors. Our Independent Chair and directors who serve as the chair of a committee also receive a supplemental annual retainer.

The Board's compensation year runs from June 1 through May 31. The current compensation arrangements for the independent directors are summarized in the table below.

Elements of Independent Director Compensation

Basic Annual Retainer for All Independent Directors	$130,000
Supplemental Annual Retainer for Independent Chair	$200,000
Supplemental Annual Retainer for Chair of • Audit Committee • Compensation Committee	$25,000
Supplemental Annual Retainer for Chairs of Committees other than Audit and Compensation	$20,000
Annual Stock Grant for Independent Directors under the Company's Directors' Stock Compensation Plan	Number of shares having a grant date market value of $190,000
Stock Ownership Guidelines	5x Basic Annual Retainer

The basic annual retainer and the supplemental retainers are paid quarterly for pay periods ending on August 15, November 15, February 15 and May 15. Under the terms of the Company's Directors' Stock Compensation Plan, independent directors may elect to receive these retainer amounts in cash, the Company's common stock or a combination thereof and may defer receipt of all or a portion of any compensation to be paid in the form of the Company's common stock until a specified future date. The annual stock grant is made on June 1st of each year. Independent directors are also eligible to participate in the Company's matching-gift program for certain charitable gifts.

2022 INDEPENDENT DIRECTOR COMPENSATION

The table below indicates total compensation received by our independent directors for service on the Board and its committees during 2022:

Name	Fees Earned or Paid in Cash ($) [1]	Stock Awards ($) [2]	All Other Compensation ($) [3]	Total ($)
Anthony K. Anderson	130,000	190,000	—	320,000
Hafize Gaye Erkan	92,753	190,000		282,753
Oscar Fanjul	140,163	190,000	—	330,163
H. Edward Hanway	330,000	190,000	—	520,000
Deborah C. Hopkins	139,837	190,000	—	329,837
Tamara Ingram	130,000	190,000	—	320,000
Jane H. Lute	130,000	190,000	—	320,000
Steven A. Mills	155,000	190,000	—	345,000
Bruce P. Nolop	155,000	190,000	—	345,000
Marc D. Oken [4]	66,413	—	—	66,413
Morton O. Schapiro	150,000	190,000	—	340,000
Lloyd M. Yates	150,000	190,000	—	340,000
R. David Yost [5]	130,000	190,000	—	320,000

(1) The amounts in this "Fees Earned or Paid in Cash" column reflect payments of the basic annual retainer and any supplemental retainer made during fiscal 2022, as set forth in more detail below. The chairs of the Audit and Compensation Committees each received $25,000 for such service, the chairs of committees other than Audit and Compensation each received $20,000 for such service, and the Independent Chair received $200,000 for such service. The committee chairs compensated during fiscal 2022 were: Mr. Fanjul (Finance), Ms. Hopkins (Finance), Mr. Mills (Compensation), Mr. Nolop (Audit), Mr. Schapiro (Directors and Governance), and Mr. Yates (ESG). Committee members other than the chairs receive no additional compensation for service on a committee.

Mr. Fanjul and Mr. Mills elected to receive their quarterly payments in the form of the Company's common stock. Mr. Schapiro and Mr. Yost elected to receive their quarterly payments in the form of the Company's common stock on a deferred basis. Mr. Yates, who had previously elected to receive 100% of his quarterly payments in cash, elected to receive 100% of his quarterly payments in the form of Company's common stock on a deferred basis for the 2022-2023 Board Year. For fiscal 2022, Mr. Yates received 100% of his quarterly payments in cash in February and May 2022 ($75,000) and 100% of his quarterly payments in the form of the Company's common stock on a deferred basis in August and November 2022 ($75,000). All of the other independent directors received these amounts in cash.

ADDITIONAL **INFORMATION** (Continued)

(2) This column reflects the award of 1,189 shares of the Company's common stock to each independent director on June 1, 2022. The shares awarded to each director had an aggregate grant date fair value of $190,000, based on a per share price of $159.685, which was the average of the high and low prices on May 31, 2022, the trading day immediately preceding the grant. The amounts shown in this column constitute the dollar amount recognized by the Company for financial statement reporting purposes for the fiscal year ended December 31, 2022, in accordance with FASB ASC Topic 718. Mr. Anderson, Ms. Hopkins, Ms. Ingram, Ms. Lute, Mr. Schapiro, Mr. Yates and Mr. Yost elected to defer receipt of all of the shares awarded to them.

As of December 31, 2022, the aggregate number of deferred shares held for the account of each current independent director who previously elected to defer shares was as follows: Mr. Anderson, 11,885 shares, Ms. Hopkins, 15,983 shares, Ms. Ingram, 4,321 shares, Ms. Lute, 2,603, Mr. Schapiro, 78,497 shares, Mr. Yates, 4,765 and Mr. Yost, 38,500 shares. Dividend equivalents on these deferred shares are reinvested into additional deferred shares for the account of the independent director.

(3) The Company maintains a matching gift program for colleagues and directors, pursuant to which the Company matches, on a dollar-for-dollar basis, certain charitable contributions. For 2022, the Company matched up to $1,000 per colleague or director. No charitable contributions were matched for directors in 2022.

(4) Marc D. Oken retired from the Board effective as of the May 2022 annual meeting.

(5) In accordance with the mandatory retirement provisions in our Governance Guidelines, the Board has determined that Mr. Yost will not stand for re-election at the May 2023 annual meeting.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information as of December 31, 2022, with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights [1][2]	(b) Weighted-average exercise price of outstanding options, warrants and rights [2][3]	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) [2]
Equity compensation plans approved by stockholders	12,891,906 [4]	$99.18	21,644,735 [5]
Equity compensation plans not approved by stockholders	67,820 [6]	N/A	3,261,158 [7]
Total	12,959,726	$99.18	24,905,893

(1) This column reflects shares subject to outstanding and unexercised options granted during the last ten years under the *2020 Incentive and Stock Award Plan* and the *2011 Incentive and Stock Award Plan.* This column also contains information regarding the equity awards specified in notes (4) and (6) below. There are no warrants or stock appreciation rights outstanding.

(2) The number of shares that may be issued during the current offering periods under stock purchase plans, and the weighted-average exercise price of such shares, are uncertain and consequently not reflected in columns (a) and (b). The number of shares to be purchased will depend on the amount of contributions plus any interest accumulated under these plans as of the close of each purchase period during the current offering periods and the value of a share of Company common stock on each purchase date. An estimate of the number of shares subject to purchase during the current offering period for the *1999 Employee Stock Purchase Plan* is 387,434 shares. An estimate of the number of shares subject to purchase during the current offering periods which mature in 2023 for the *Stock Purchase Plan for International Employees, Stock Purchase Plan for French Employees, Save as You Earn Plan (U.K.), Irish Savings Related Share Option Scheme (2001)* and *Share Participation Schemes for employees in Ireland* is 232,816 shares. The shares remaining available for future issuance shown in column (c) include any shares that may be acquired under all current offering periods for these stock purchase plans. Further information regarding shares available for issuance under these plans is set forth in the first bullet of note (5) and in note (7) below.

(3) The weighted-average exercise price in column (b) does not take into account the awards referenced in notes (4) and (6) below. There are no outstanding options under equity compensation plans not approved by stockholders.

(4) Includes 5,358,861 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2020 Incentive and Stock Award Plan*, the *2011 Incentive and Stock Award Plan* and the *2000 Senior Executive Incentive and Stock Award Plan* and predecessor plans and programs as well as other deferred compensation obligations under the *Directors' Stock Compensation Plan* and the *Supplemental Savings & Investment Plan*, a nonqualified deferred compensation plan providing benefits to colleagues whose benefits are limited under the Company's *401(k) Savings & Investment Plan*.

(5) Includes the following:

- 920,811 shares available for future purchases under the *Stock Purchase Plan for International Employees,* 238,273 shares available for future purchases under the *Irish Savings Related Share Option Scheme (2001)* and 4,193,759 shares available for future purchases under the *1999 Employee Stock Purchase Plan*, a stock purchase plan qualified under Section 423 of the Internal Revenue Code. For the two stock purchase plans, colleagues may acquire shares at a discounted purchase price (which may be no less than 95% of the market price of the stock on the relevant purchase date) on four quarterly purchase dates within each one-year offering period with the proceeds of their contributions plus interest accumulated during the respective quarter. For the *Irish Savings Related Share Option Scheme (2001)*, eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price, which may be no less than 95% of the market price of the stock at the beginning of the offering period.

- 13,431,852 shares available for future awards under the *2020 Incentive and Stock Award Plan*, of which 7,998,621 shares are available for full-value awards (which include awards such as restricted stock units and performance stock units, but exclude stock options or similar awards based on stock price appreciation). Awards may consist of stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and stock awards in lieu of cash awards, dividend equivalents and other stock-based or unit-based awards. The grant, exercise or settlement of any award may be subject to the achievement of performance goals or other performance-based terms. Consistent with plan terms, the shares available for future awards include shares previously forfeited, canceled, exchanged or surrendered under the *2020 Incentive and Stock Award Plan* and predecessor plans and programs.

- 2,632,069 shares available for future deferrals directed into share units under the *Supplemental Savings & Investment Plan* described in note (4) above.

- 227,971 shares available for future awards under the *Directors' Stock Compensation Plan*. Awards may consist of shares, deferred stock units and dividend equivalents.

(6) Includes 67,820 shares that may be issued to settle outstanding restricted stock unit, deferred stock unit and deferred bonus unit awards under the *2000 Employee Incentive and Stock Award Plan* and predecessor plans and programs.

(7) Includes the following:

- 3,087,390 shares available for future purchases under the *Stock Purchase Plan for French Employees* and *Save as You Earn Plan (U.K.)*.
- 173,768 shares available for future purchases under the *Share Participation Schemes for employees in Ireland*.

The material features of the Company's compensation plans that have not been approved by stockholders and under which Company shares are authorized for issuance are described below. Any such material plans under which awards in Company shares may currently be granted are included as exhibits to, or incorporated by reference in, the Company's Annual Report on Form 10-K for the year ended December 31, 2022.

Stock Purchase Plan for French Employees and Save As You Earn Plan (U.K.). Eligible employees may elect to contribute to these plans through regular payroll deductions over an offering period that varies by plan from one to five years. On each purchase date, generally the end of the offering period, participants may receive their contributions plus interest in cash or use that amount to acquire shares of stock at a discounted purchase price. Under the U.K. Plan, the purchase price may be no less than 95% of the market price of the stock at the beginning of the offering period. Under the French Plan, the purchase price may be no less than 95% of the market price of the stock at the end of the offering period.

2000 Employee Incentive and Stock Award Plan and predecessor plans and programs. The terms of the 2000 Employee Incentive and Stock Award Plan are described in Note 9 to the Company's consolidated financial statements for the fiscal year ended December 31, 2010, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2011. The 2000 Employee Incentive and Stock Award Plan replaced the 1997 Employee Incentive and Stock Award Plan, the terms of which are described in Note 7 to the Company's consolidated financial statements for the fiscal year ended December 31, 1999, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 29, 2000. No future awards may be granted under these or any other predecessor plan or program.

Share Participation Schemes for employees in Ireland. Eligible participants may elect to acquire shares of stock at market price by allocating their bonus and up to an equivalent amount of their basic salary. The acquired shares are held in trust and generally may not be transferred for two years following their acquisition. The initial value of any shares held in trust for more than three years is not subject to income tax. Scheme shares may be provided from the remaining 173,768 treasury shares or from open market purchases. Open market purchases do not count against the remaining treasury shares available.

PAY VERSUS PERFORMANCE

One of the key principles by which we govern our executive compensation program is to support a strong performance culture through short-term and long-term variable compensation. In 2022, performance-based compensation represented 83% or more of each of our named executive officers' target total direct compensation. As a result of this weighting toward variable, performance-based compensation, the financial performance of the Company, including stock performance, plays an integral role in determining the compensation actually paid to each of our named executive officers each year.

| Fiscal Year (a) | Summary Compensation Table Total for PEO [1] (b) | Compensation Actually Paid to PEO [2] (c) | Average Summary Compensation Table Total for Non-PEO NEOs [1] (d) | Average Compensation Actually Paid to Non-PEO NEOs [2] (e) | Value of Initial Fixed $100 Investment Based on: | | Net Income (h) | Adjusted EPS Growth as Further Adjusted for Executive Compensation Purposes [4] (i) |
					Total Shareholder Return [3] (f)	Peer Group Total Shareholder Return [3] (g)		
2022	30,924,435	23,167,779	8,088,411	6,256,275	156	135	3,050.0	14.6%
2021	21,519,703	89,772,223	6,997,689	21,130,889	161	152	3,143.0	20.5%
2020	19,695,980	19,045,490	6,256,705	6,260,750	107	118	2,016.0	7.5%

(1) In 2020, 2021 and 2022, Dan Glaser was our Principal Executive Officer. Our other NEOs consisted of (i) for 2020 and 2021: Mark C. McGivney, John Q. Doyle, Peter C. Hearn and Martine Ferland; and (ii) for 2022: Mark C. McGivney, John Q. Doyle, Martin South and Martine Ferland.

(2) Represents the amount of "Compensation Actually Paid" to our NEOs as computed in accordance with Item 402(v) or Regulation S-K. The dollar amounts do not reflect the actual amount of compensation earned or paid to our NEOs during the applicable year. The following tables show the amounts deducted from and added to the Summary Compensation Table total for the PEO and for the average Summary Compensation Table Total for non-PEO NEOs.

PEO

Fiscal Year	PEO Summary Compensation Table (SCT) Total	Additions/ (Subtractions) for Fair Value of Equity Awards Granted During Fiscal Year Reported in SCT (a)	Additions/ (Subtractions) for Change in Pension Value Reported in SCT (a)	Adjustments to PEO SCT Total (b)	PEO Compensation Actually Paid
2022	30,924,435	(21,613,490)	0	13,856,834	23,167,779
2021	21,519,703	(12,778,669)	0	81,031,189	89,772,223
2020	19,695,980	(11,927,984)	(394,740)	11,672,235	19,045,490

Average Non-PEO NEOs

Fiscal Year	Average Non-PEO Summary Compensation Table (SCT) Total	Additions/ (Subtractions) for Fair Value of Equity Awards Granted During Fiscal Year Reported in SCT (a)	Additions/ (Subtractions) for Change in Pension Value Reported in SCT (a)	Adjustments to Average Non-PEO SCT Total (b)	Average Non-PEO Compensation Actually Paid
2022	8,088,411	(3,308,939)	0	1,476,802	6,256,275
2021	6,997,689	(2,709,151)	(641)	16,842,992	21,130,889
2020	6,256,705	(2,541,224)	(53,245)	2,598,514	6,260,750

(a) Includes the grant date fair value of stock awards and option awards, computed in accordance with FASB ASC Topic 718, as well as the aggregate change in the actuarial present value of the NEOs accumulated benefit under the Company's defined benefit pension plans.

(b) Includes the value of equity awards, calculated in accordance with Item 402(v) of Regulation S-K. The equity component of CAP is further detailed in the tables below for the Company's PEO and average non-PEO NEOs, for fiscal years 2020, 2021 and 2022. We did not report a service cost or prior service cost for the Company's pension plans.

PEO

Fiscal Year	Year-End Fair Value of Equity Awards Granted During the Fiscal Year that are Outstanding and Unvested	Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested During the Fiscal Year	Dividends Paid on Stock or Stock Option Awards Not Otherwise Reflected in Fair Value of Total Compensation	Total Adjustments
2022	23,997,969	(38,016,232)	27,462,921	412,176	13,856,834
2021	38,469,858	25,484,101	16,789,718	287,512	81,031,189
2020	10,984,767	(22,729,414)	23,035,108	381,775	11,672,235

Average Non-PEO NEOs

Fiscal Year	Year-End Fair Value of Equity Awards Granted During the Fiscal Year that are Outstanding and Unvested	Change in Fair Value of Prior Year Awards that are Outstanding and Unvested	Change in Fair Value (from Prior Year-End) of Prior Year Awards that Vested During the Fiscal Year	Dividends Paid on Stock or Stock Option Awards Not Otherwise Reflected in Fair Value of Total Compensation	Total Adjustments
2022	5,307,162	(9,121,282)	5,198,788	92,134	1,476,802
2021	8,155,842	5,887,063	2,751,608	48,479	16,842,992
2020	2,340,307	(3,500,643)	3,681,854	76,996	2,598,514

(3) Reflects cumulative total stockholder return assuming $100 invested in the Company's common stock versus the S&P 500® index on December 31, 2019 with dividends reinvested. The peer group used for this purpose is the S&P 500® index.

(4) Adjusted EPS as further adjusted for executive compensation purposes is a non-GAAP measure. For the definition, please refer to the "Definitions of Financial Performance Measures" section on page 51 of the Compensation Discussion and Analysis.

RELATIONSHIP BETWEEN "COMPENSATION ACTUALLY PAID" AND PERFORMANCE MEASURES

As described in the "Elements of Compensation" section on page 38 of the Compensation Discussion and Analysis, a significant portion of variable compensation paid to our PEO and other NEOs is delivered in the form of equity-based awards. Thus, the compensation actually paid (CAP) to all of our NEOs depends on stockholder value creation through the Company's future financial performance and the performance of our stock price. This linkage can be seen through the relationship between TSR and CAP during 2020, 2021 and 2022. The significant increase in TSR in 2021 corresponded with a similarly significant increase in CAP; the decrease in TSR in 2022 corresponded with a decrease in CAP. The Company's TSR in each of 2021 and 2022 also outperformed the peer group. We have incorporated this relative TSR performance in our PSU awards as a modifier since 2020.

The same was true for the relationship between Net Income and CAP, as net operating income is a key component in the determination of bonuses under the Company's annual bonus program for senior executives.

The following charts illustrate the relationship between these performance measures and our CAP.



Nearly 91% (for our PEO) and 83% (for our other NEOs) of the elements of our compensation program are earned based, in part, on adjusted EPS growth, creating a strong relationship between EPS and CAP. The Company's adjusted EPS as further adjusted for executive compensation purposes is the primary measure for determining the payout of our three-year PSU awards (along with our relative TSR modifier), from 0% to 200% of target. In addition, it is a multiplier in the annual bonus program for senior executives. Shares distributed in connection with PSU awards granted in 2017, 2018, and 2019 (and paid out after the end of the three-year performance period) equaled 168%, 110% and 195% of target, respectively, making the adjusted EPS measure a significant factor in the amount of and change in CAP. In addition, PSU awards granted in 2020, 2021, and 2022 were all tracking at the maximum 200% payout level as of December 31, 2022 (based on actual results through 2022). The adjusted EPS multiplier in the annual bonus program for senior executives was 0.93x in 2020 and 1.30x in each of 2021 and 2022, making it another driver of the amount of and change in CAP for our PEO and other NEOs.



As described in the "Compensation Discussion and Analysis" beginning on page 30, our executive compensation program is designed to be competitive, performance-based and stockholder-focused. The elements of our compensation framework reward achievements against pre-established, quantifiable financial performance objectives, as well as individual strategic performance objectives. The value ultimately realized by our NEOs thus depends on the outcomes of these financial performance measures, the future performance of our stock price and our TSR versus peers. The table below shows the Company's 3 most important performance measures used to link "Compensation Actually Paid" to our NEOS for fiscal year 2022.

Most Important Performance Measures (3 to 7 metrics without ranking)
TSR
Adjusted EPS as further adjusted for executive compensation purposes
Operating NOI growth

CEO PAY RATIO

The ratio of the annual total compensation for our CEO (Mr. Glaser) compared to the median of the annual total compensation of all of our employees (excluding our CEO) for 2022 is 454, as calculated in accordance with Item 402(u) of Regulation S-K. We believe this ratio to be a reasonable estimate, based upon the assumptions and adjustments described below.

The ratio for 2022 is based on the annual total compensation of the Company's median employee (excluding our CEO) and our CEO (as disclosed in the 2022 Summary Compensation Table in this proxy statement), as follows:

- Median employee: $68,138
- CEO: $30,924,435

We identified the median employee based on total cash compensation, including base salary for 2022 and cash incentive compensation for 2021, for all individuals, excluding our CEO, who were employed by the Company (including our consolidated subsidiaries) on the median employee determination date (December 31, 2022).

Our total number of employees on the median employee determination date, including U.S. and non-U.S. employees, was approximately 91,300.

We annualized the base salary of permanent full-time and part-time employees hired in 2022 and of employees on a leave of absence. We did not annualize the base salary of temporary employees.

For employees paid other than in U.S. dollars, we converted their compensation to U.S. dollars using the Company's budgeted currency exchange rates for 2022.

After identifying the median employee, we calculated annual total compensation for that employee for 2022 using the same methodology used to calculate the amount reported for our named executive officers in the "Total" column of the 2022 Summary Compensation Table.

ADDITIONAL **INFORMATION** (Continued)

TRANSACTIONS WITH MANAGEMENT AND OTHERS

The Company maintains a written Policy Regarding Related Person Transactions, which sets forth standards and procedures for the review and approval or ratification of transactions between the Company and related persons. The policy is administered by the Directors and Governance Committee with assistance from the Company's Corporate Secretary. See the discussion under the caption "Review of Related Person Transactions" appearing on page 7 of this proxy statement for more information.

Marc Oken, who served on the Company's Board of Directors until May 2022, is Chairman of Falfurrias Capital Partners, a private equity investment firm ("Falfurrias"). Marsh places insurance on commercial terms in the ordinary course of Marsh's business for several of Falfurrias' portfolio companies for which the Company received total payments of less than $161,000 in 2022. Lloyd Yates is President & Chief Executive Officer of NiSource Inc. Mercer provides consulting services to NiSource Inc. in the ordinary course of its business for which the Company received payments of approximately $510,000 in 2022.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of the Company's common stock, to file with the SEC initial reports of beneficial ownership and reports of changes in beneficial ownership of the Company's common stock. The Company assists its directors and executive officers by monitoring transactions and completing and filing Section 16 reports of their behalf. To our knowledge, based solely on a review of the filed reports and written representations that no other reports are required, we believe that each of the Company's directors and executive officers complied with all such filing requirements during 2022, except that, due to an administrative error, a grant of deferred shares to Morton O. Schapiro was not timely reported. The deferred shares granted to Mr. Schapiro on February 15, 2022 were subsequently reported on February 18, 2022.

INFORMATION ABOUT OUR ANNUAL MEETING AND SOLICITATION OF PROXIES

Why Have I Received a Notice Regarding Internet Availability of Proxy Materials Instead of Printed Copies of These Materials in the Mail?

In order to reduce paper and postage costs, and in accordance with SEC rules, we have elected to furnish our proxy materials to stockholders over the Internet. Most stockholders are receiving by mail a Notice of Internet Availability of Proxy Materials ("Notice"), which provides general information about the annual meeting, the address of the website on which our proxy statement and annual report are available for review, printing and downloading and instructions on how to submit proxy votes. For those who wish to receive their materials in a different format (e.g., paper copy by mail or electronic copy by e-mail), the Notice contains instructions on how to do so. Stockholders who are current employees of the Company or who have elected to receive proxy materials via electronic delivery will receive via e-mail the proxy statement, annual report and instructions on how to vote.

How May I Obtain Electronic Delivery of Proxy Materials in the Future?

Stockholders who have elected to receive paper copies of the proxy materials will receive them by mail. If you are a stockholder of record and would prefer to receive electronic delivery, you may choose electronic delivery by following the instructions provided when you vote over the Internet. If you are a beneficial owner who holds shares in street name, it is likely that you will have the option to choose future electronic delivery of proxy materials when you vote over the Internet. Otherwise, please contact your broker or other intermediary holder of record for information regarding electronic delivery of proxy materials.

Who Can Vote on the Matters Being Decided at the Annual Meeting?

With respect to each matter properly brought before the meeting, each stockholder who held shares as of the close of business on March 20, 2023, which we refer to as the record date, is entitled to one vote, at the annual meeting or by proxy, for each share of common stock held as of that date. As of the record date, there were outstanding 495,061,362 shares of Marsh McLennan common stock entitled to vote.

Stockholders of Record

If, as of the close of business on the record date, your shares were registered directly in your name with our transfer agent, Equiniti Trust Company, you are a stockholder of record. As a stockholder of record, you may vote during the meeting or by proxy. The Company is incorporated in Delaware, and in accordance with Delaware law, a list of the Company's common stockholders of record as of the record date will be available for inspection for at least ten days prior to the annual meeting by contacting Investor Relations by telephone at (212) 345-1227 or by e-mail mmc.investor.relations@mmc.com. The list will also be available during the virtual annual meeting at www.virtualshareholdermeeting.com/MMC2023.

Beneficial ("Street Name") Stockholders

If, as of the close of business on the record date, your shares were not held directly in your name but rather were held in an account at a brokerage firm, bank or similar intermediary organization, then you are the beneficial holder of shares held in "street name." The intermediary is considered to be the stockholder of record for purposes of voting during the annual meeting. As a beneficial owner, you have the right to direct the intermediary how to vote the shares held in your account.

How Do I Vote?

Whether you hold shares as a stockholder of record or beneficial owner, you may direct how your shares are voted without participating in the annual meeting. Even if you plan to attend the annual meeting, we encourage you to vote in advance of the meeting. If you are a stockholder of record, you may vote by submitting a proxy in accordance with the instructions included in your Notice or on your proxy card. If you are a beneficial owner holding shares in street name, you may vote by submitting voting instructions to your broker, bank, trustee or other intermediary in accordance with the voting instruction form provided to you. Executors, administrators, trustees, guardians, attorneys and other representatives voting on behalf of a stockholder should indicate the capacity in which they are voting and corporations should vote by an authorized officer whose title should be indicated.

You May Vote in the Following Manner:

By Telephone or the Internet

You may vote your shares via telephone or the Internet as instructed in the Notice or the proxy card, depending on how you received the proxy materials. The telephone and Internet procedures are designed to authenticate a stockholder's identity, to allow stockholders to vote their shares and to confirm that their instructions have been properly recorded.

By Mail

Stockholders who receive hard copies of the proxy materials may choose to vote by mail and, if you so choose, should complete, sign and date your proxy card or voting instruction card and mail it in the pre-addressed envelope included with the proxy materials. Note that, if you are a stockholder of record and you sign and return a proxy, but do not specify how to vote, your shares will be voted by the proxies in accordance with the Board's recommendations, which will be in favor of our director nominees (Item 1); to approve, by nonbinding vote, the compensation of our named executive officers (Item 2); to recommend, by nonbinding vote, an annual vote on named executive officer compensation (Item 3); and in favor of the ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm (Item 4).

Can I Vote My Shares at the Virtual Annual Meeting?

Yes. However, even if you plan to attend the meeting, we recommend that you vote in advance of the meeting. If you vote in advance and then attend the meeting, you can always change your vote at the meeting.

Stockholders may vote during the virtual annual meeting by logging into the meeting website and following the instructions on the website. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to vote during the meeting.

Can I Change My Vote?

Yes. Stockholders of record may revoke their proxy before it is voted at the annual meeting by (i) submitting a new proxy with a later date, (ii) voting at the annual meeting or (iii) sending written notification of revocation addressed to: Marsh McLennan, Attn: Corporate Secretary, 1166 Avenue of the Americas, New York, New York 10036-2774.

If you hold your shares in street name, you may change your vote by submitting new voting instructions to your broker or other intermediary, following the instructions they provided, before the annual meeting or by voting during the annual meeting.

What Should I do to Participate in the Annual Meeting?

On the day of the annual meeting, visit www.virtualshareholdermeeting.com/MMC2023 to participate in the annual meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions or vote.

Whether you hold shares as a stockholder of record or are a beneficial owner, we urge you to vote in advance by Internet, telephone or mail so that your vote will be counted in the event you later decide not to attend the annual meeting.

What Should I Do to Ask a Question at the Annual Meeting?

Prior to meeting

Stockholders may submit questions in advance of the meeting by visiting proxyvote.com. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

During the meeting

On the day of the meeting, stockholders must visit virtualshareholdermeeting.com/MMC2023 to ask questions during the meeting. Stockholders will need the 16-digit control number found on their proxy card, voting instruction form or notice they previously received to ask questions.

What are the Requirements to Conduct Business at the Annual Meeting?

In order to carry on the business of the annual meeting, we must have a quorum. This means at least a majority of the outstanding shares eligible to vote must be present or represented by proxy at the annual meeting. Both abstentions and broker nonvotes (described below) are counted for the purpose of determining the presence of a quorum.

What are the Voting Requirements to Elect Directors and to Approve the Other Proposals Discussed in the Proxy Statement?

The voting standards applicable to the annual meeting are as follows:

Election of Directors

The Company's bylaws provide that in an uncontested election, a nominee will be elected if the number of votes cast "for" the nominee's election exceeds the number of votes cast "against" the nominee's election. Abstentions will not be included in the total number of votes cast and therefore will have no effect on the election's outcome. The election of directors is not considered a "routine" matter and thus brokers do not have discretionary authority to vote in the election of directors if they did not receive instructions from a beneficial owner. (See "Significance of Broker Nonvotes" on page 87.)

Our Governance Guidelines address the procedures to be followed if an incumbent director standing for reelection in an uncontested election fails to receive a majority of the votes cast. See "Director Election Voting Standard" on page 8.

Vote Required for Other Proposals

Proposal	Vote Required
Item 2—Advisory (nonbinding) vote to approve named executive officer compensation	Majority of the shares entitled to vote and present or represented by proxy
Item 3—Advisory (nonbinding) vote on the frequency of future votes on named executive officer compensation	Majority of the shares entitled to vote and present or represented by proxy [1]
Item 4—Ratification of the selection of Deloitte & Touche LLP as our independent registered public accounting firm	Majority of the shares entitled to vote and present or represented by proxy

(1) If no choice receives such a majority, the frequency that receives the highest number of votes will be considered the advisory vote of the stockholders.

In accordance with Delaware law, abstentions will be treated as present and entitled to vote for purposes of voting on these items, while broker nonvotes (described below) will not. Abstentions have the effect of a vote "against" each of the proposals.

Significance of "Broker Nonvotes"

The rules of the NYSE provide that, when a matter to be voted on at an annual meeting is "non-routine," a broker holding shares of record on behalf of a client may vote those shares only if the broker has received voting instructions from the client. The broker may submit a proxy on any routine matter, for which instructions were required but not provided, but when the broker refrains from voting on non-routine matters, a "broker nonvote" occurs. Shares subject to a broker nonvote are not counted as present or represented with respect to those matters, but are counted as present and represented for purposes of determining the presence of a quorum at the annual meeting. Under the rules of the NYSE, the election of directors (Item 1); the nonbinding vote to approve the compensation of our named executive officers (Item 2); and the nonbinding vote on the frequency of future votes on named executive officer compensation (Item 3) are considered non-routine.

Could Additional Matters be Decided at the Annual Meeting?

As of the date of this proxy statement, we do not know of any matters not described in this proxy statement that will be presented at the meeting. However, if any other matter shall properly come before the meeting, the persons named in the proxy will use their discretion to vote on such matter on behalf of shares for which proxies were submitted.

Who Conducts the Annual Meeting?

The Independent Chair acts as chairman of the annual meeting and has the authority to conduct the annual meeting so that the business of the meeting is carried out in an orderly and timely manner. In doing so, the chairman has the discretion to establish reasonable rules for comments and questions during the meeting.

Who Will Count the Votes at the Annual Meeting?

One or more representatives of Broadridge Financial Solutions, Inc. will tabulate the votes and act as independent inspectors of election.

How Are Materials Provided to Stockholders Sharing the Same Address?

In order to reduce paper and postage costs, we have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record or who hold shares in certain employee benefit plan accounts and who share the same last name and reside at the same mailing address will receive one Notice or one set of proxy materials (if they have elected to receive hard copies of the proxy materials), unless one of the stockholders at that address has notified us that they wish to receive individual copies.

Stockholders who participate in householding continue to receive separate control numbers for voting and, in the case of those who receive hard copies of the proxy materials, separate proxy cards. Householding does not in any way affect dividend check mailings.

If you are a stockholder of record or hold our common stock in an employee benefit plan account and currently are subject to householding, but prefer to receive separate copies of proxy materials and other stockholder communications from the Company, you may revoke your consent to householding at any time by calling Broadridge Financial Solutions, Inc. toll-free at 1-800-542-1061 or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

Beneficial Stockholders

A number of brokerages and other institutional holders of record have implemented householding. If you are a beneficial owner who holds shares in street name, please contact your broker or other intermediary holder of record to request information about householding.

How May I Obtain Another Set of Proxy Materials?

This proxy statement and our 2022 Annual Report can be viewed on (and printed from) our website at proxy.mmc.com. If you wish to receive a separate paper copy of our annual report or proxy statement, you may telephone our office of Investor Relations at (212) 345-1227, e-mail mmc.investor.relations@mmc.com, or write to: Marsh McLennan, Attn: Investor Relations, 1166 Avenue of the Americas, New York, New York 10036-2774.

Who will Bear the Cost of this Proxy Solicitation?

We are providing these proxy materials in connection with the solicitation made by the Company's Board of Directors of proxies to be voted at our annual meeting. We pay the expenses of preparing and distributing the proxy materials and soliciting proxies. We also reimburse brokers and other institutional record holders for their expenses in forwarding these materials to, and obtaining voting instructions from, beneficial owners of the Company's common stock.

In addition to the distribution of this proxy statement and instructions for voting at the annual meeting, proxies may be solicited personally, electronically or by telephone by our directors, officers and other colleagues at no additional compensation. We have retained Georgeson LLC as our agent to assist in the proxy solicitation at a fee of approximately $15,400, plus expenses.

SUBMISSION OF STOCKHOLDER PROPOSALS AND OTHER ITEMS OF BUSINESS FOR 2024 ANNUAL MEETING

Stockholder Proposals and Director Nominations for Inclusion in the Proxy Statement

Pursuant to Rule 14a-8, if a stockholder wants the Company to consider a proposal for inclusion in our proxy materials for presentation at our 2024 annual meeting of stockholders, the proposal must be received by us at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774, not later than December 2, 2023. The proposal must be sent to the attention of Corporate Secretary, and must comply with all relevant SEC requirements.

Our bylaws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our bylaws. Notice of proxy access director nominees must be received no earlier than November 2, 2023 and no later than December 2, 2023.

Stockholder Proposals or Director Nominations Under our Bylaws

Our bylaws set forth the requirements a stockholder must follow to nominate a person for election as a director or propose an item of business ("other stockholder business") for our annual meeting of stockholders that is not included in our proxy statement. To properly bring the nomination or other stockholder business before an annual meeting, the proponent must be a stockholder of record and comply with certain notice procedures. In the case of other stockholder business, the business must also be a proper matter for stockholder action in accordance with law, the Company's Certificate of Incorporation and the Company's bylaws. The notice must be delivered not earlier than 5:00 p.m. Eastern Time on January 19, 2024, and not later than 5:00 p.m. Eastern Time on February 18, 2024. The notice must be delivered to Corporate Secretary at our principal executive offices at 1166 Avenue of the Americas, New York, NY 10036-2774. In addition to complying with the advance notice provisions of our bylaws, to nominate a person for election as a director stockholders must give timely notice that complies with the additional requirements of Rule 14a-19, which notice must be received no later than March 19, 2024.

EXHIBIT A
MARSH & MCLENNAN COMPANIES, INC.
RECONCILIATION NON-GAAP MEASURES – ACTUAL AS REPORTED
TWELVE MONTHS ENDED DECEMBER 31

(Millions) (Unaudited)

Overview

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (referred to in this release as "GAAP" or "reported" results). The Company also refers to and presents below certain additional non-GAAP financial measures, within the meaning of Regulation G in accordance with the Securities Exchange Act of 1934. These measures are: *adjusted operating income (loss)*, *adjusted operating margin, adjusted income, net of tax* and *adjusted earnings per share (EPS)*. The Company has included reconciliations of these non-GAAP financial measures to the most directly comparable financial measure calculated in accordance with GAAP in the following tables.

The Company believes these non-GAAP financial measures provide useful supplemental information that enables investors to better compare the Company's performance across periods. Management also uses these measures internally to assess the operating performance of its businesses, to assess performance for employee compensation and to decide how to allocate resources. However, investors should not consider these non-GAAP measures in isolation from, or as a substitute for, the financial information that the Company reports in accordance with GAAP. The Company's non-GAAP measures include adjustments that reflect how management views our businesses, and may differ from similarly titled non-GAAP measures presented by other companies.

Adjusted Operating Income (Loss) and Adjusted Operating Margin

Adjusted operating income (loss) is calculated by excluding the impact of certain noteworthy items from the Company's GAAP operating income or (loss). The following tables identify these noteworthy items and reconcile *adjusted operating income (loss)* to GAAP operating income (loss), on a consolidated and reportable segment basis, for the twelve months ended December 31, 2022 and 2021. The following tables also present *adjusted operating margin*. For the twelve months ended December 31, 2022 and 2021, *adjusted operating margin* is calculated by dividing the sum of *adjusted operating income* and identified intangible asset amortization by consolidated or segment adjusted revenue.

The information presented below represents the actual as reported data for the twelve months ended December 31, 2022 and 2021.

	Risk & Insurance Services	Consulting	Corporate/ Eliminations	Total
Twelve Months Ended December 31, 2022				
Operating income (Loss)	$3,089	$1,553	($362)	$4,280
Operating margin	24.4%	19.1%	N/A	20.7%
Add (deduct) impact of noteworthy items:				
Restructuring, excluding JLT [a]	157	61	94	312
Changes in contingent consideration [b]	44	5	—	49
JLT integration and restructuring costs [c]	97	16	2	115
JLT acquisition-related costs [d]	24	1	3	28
JLT legacy legal charges [e]	14	(13)	—	1
Legal claims [f]	30	—	—	30
Disposal of businesses [g']	(8)	(114)	—	(122)
Pre-acquisition related costs [h]	—	21	—	21
Deconsolidation of Russian businesses and other related charges [i]	42	10	—	52
Operating income adjustments	400	(13)	99	486
Adjusted operating income (loss)	$3,489	$1,540	($263)	$4,766
Total identified intangible amortization expense	$ 291	$ 47	$ —	$ 338
Adjusted operating margin	29.8%	19.7%	N/A	24.7%

	Risk & Insurance Services	Consulting	Corporate/ Eliminations	Total
Twelve Months Ended December 31, 2021				
Operating Income (loss)	$3,080	$1,504	($272)	$4,312
Operating margin	25.5%	19.3%	N/A	21.8%
Add (deduct) impact of noteworthy items:				
Restructuring, excluding JLT [a]	31	12	27	70
Changes in contingent consideration [b]	63	(3)	(3)	57
JLT integration and restructuring costs [c]	53	36	4	93
JLT acquisition-related costs and other [d]	77	3	1	81
JLT legacy legal charges [e]	—	(69)	—	(69)
Legal claims [f]	60	—	2	62
Disposal of businesses [g]	(52)	3	—	(49)
Gain on consolidation of business [j]	(267)	—	—	(267)
Operating income adjustments	(35)	(18)	31	(22)
Adjusted operating income (loss)	$3,045	$1,486	($241)	$4,290
Total identified intangible amortization expense	$ 309	$ 56	$ —	$ 365
Adjusted operating margin	28.5%	19.8%	N/A	23.9%

(a) Primarily includes severance and lease exit charges for activities focused on workforce actions, rationalization of technology and functional resources, and reductions in real estate. Costs also reflect charges for Marsh's operational excellence program.

(b) Change in fair value of contingent consideration related to acquisitions and dispositions measured each quarter.

(c) Primarily reflects lease exit charges for a legacy JLT U.K. location. In 2021, costs incurred include severance, lease exit charges, technology costs, and consulting services related to the integration of JLT.

(d) Retention costs and legal charges related to the acquisition of JLT.

(e) Charges and recoveries related to legacy JLT legal matters. 2021 reflects a reduction in the liability for a legacy JLT E&O relating to suitability of advice provided to individuals for defined benefit pension transfers in the U.K., as well as recoveries under indemnities and insurance.

(f) Settlement charges and legal costs related to strategic recruiting.

(g) Primarily reflects a gain of $112 million during the second quarter of 2022 on the sale of the Mercer U.S. affinity business. In 2021, the amount includes a gain of $49 million related to the sale of the U.K. commercial networks business. These amounts are included in revenue in the consolidated statements of income and excluded from underlying revenue and adjusted revenue in the calculation of adjusted operating margin.

(h) Integration costs for the Westpac superannuation fund transaction in Australia, which is expected to close in the first half of 2023.

(i) Loss on deconsolidation of Russian businesses and other related charges. The loss on deconsolidation of $39 million is included in revenue in the consolidated statements of income and excluded from underlying revenue and adjusted revenue used in the calculation of adjusted operating margin.

(j) Gain from the fair value re-measurement of the Company's previously held equity method investment in Marsh India upon the Company increasing its ownership interest from 49% to 92%. The amount is reflected in revenue in the consolidated statements of income and excluded from underlying revenue and adjusted revenue in the calculation of adjusted operating margin.

MARSH & MCLENNAN COMPANIES, INC.

RECONCILIATION NON-GAAP MEASURES
TWELVE MONTHS ENDED DECEMBER 31

(Millions) (Unaudited)

Adjusted income, net of tax is calculated as the Company's GAAP income from continuing operations, adjusted to reflect the after tax impact of the operating income adjustments in the preceding tables and the additional items listed below. *Adjusted EPS* is calculated by dividing the Company's *adjusted income, net of tax*, by the average number of shares outstanding-diluted for the relevant period. The following table reconciles *adjusted income, net of tax* to GAAP income from continuing operations and *adjusted EPS* to GAAP EPS for the twelve month periods ended December 31, 2022 and 2021.

(in millions, except per share data)	Twelve Months Ended December 31, 2022		Twelve Months Ended December 31, 2021	
	Amount	Adjusted EPS	Amount	Adjusted EPS
Net income before non-controlling interests as reported	**$3,087**		$3,174	
Less: Non-controlling interest, net of tax	**37**		31	
Subtotal	**$3,050**	**$6.04**	$3,143	$6.13
Operating income adjustments	**$ 486**		($22)	
Investments adjustment [a]	**(3)**		(6)	
Pension settlement adjustment [b]	**2**		5	
Income tax effect of adjustments [c]	**(78)**		(64)	
Impact of U.K. tax rate change [d]	**—**		110	
	407	**$0.81**	23	$0.04
Adjusted income, net of tax	**$3,457**	**$6.85**	$3,166	$6.17

(a) Represents mark-to-market losses and gains related to the Company's investments.

(b) Charges resulting from lump sum pension settlements elected by participants.

(c) For items with an income tax impact, the tax effect was calculated using an effective tax rate based on the tax jurisdiction for each item.

(d) Reflects the re-measurement of the Company's U.K. deferred tax assets and liabilities upon enactment of legislation that increased the corporate income tax rate applicable to U.K. based entities from 19% to 25%, effective April 1, 2023.

EXHIBIT B

As discussed more fully in our "Compensation Discussion and Analysis—Financial Services and General Industry Surveys" on page 52, the Compensation Committee reviewed competitive market data for executive compensation, effective April 1, 2022, compiled from two subsets of S&P 500® companies (as listed below) that participated in an executive compensation survey conducted by an independent compensation consulting firm.

General Industry			Financial Services
3M	Ecolab	Nike	AFLAC
Accenture	Edison International	Norfolk Southern	AIG
Air Products	Emerson Electric	Northrop Grumman	Allstate
Allstate	Entergy	Occidental Petroleum	American Express
Altria Group	Estée Lauder	ONEOK	Anthem
American Electric Power	Eversource Energy	Otis Elevator Company	Aon
American Express	Exelon	Parker Hannifin	Arthur J Gallagher & Company
American Tower	FirstEnergy	PepsiCo	Capital One Financial
Anthem (now Elevance)	FIS (formerly Fidelity Natl Info Svcs)	PPG Industries	CBRE Group
Aon	Fiserv	Progressive	Chubb
Automatic Data Processing	Ford	Public Service Enterprise Group	Cigna
Ball	Freeport-McMoRan	Quest Diagnostics	Citigroup
Baxter	General Dynamics	Raytheon Technologies	Discover Financial Services
Becton Dickinson	General Electric	Regeneron Pharmaceuticals	Fifth Third Bancorp
Best Buy	General Mills	Schlumberger	Fiserv
Biogen	General Motors	Sempra Energy	Global Payments
Boeing	HCA Healthcare	Sherwin-Williams	Hartford Financial Services Group
Boston Scientific	Hershey	Southern Company Services	Huntington Bancshares
Capital One Financial	Honeywell	Southwest Airlines	KeyCorp
Carrier Global Corporation	Hormel Foods	Stanley Black & Decker	MasterCard
CBRE Group	Humana	Starbucks	MetLife
CDW	IBM	State Street	Moody's
Centene	Illinois Tool Works	Stryker	Morgan Stanley Investment Mgmt
Charter Communications	IQVIA	Synchrony	Nasdaq
Chubb	Johnson Controls	Sysco Corporation	Northern Trust
Cisco Systems	Kellogg	Target	Progressive
Citigroup	Kimberly-Clark	TE Connectivity	Prudential Financial
Coca-Cola	Kinder Morgan	Thermo Fisher Scientific	Regions Financial
Cognizant	Kraft Heinz	TJX Companies	State Street
Colgate-Palmolive	Kroger	T-Mobile USA	Synchrony
Comcast Cable Corporation	L3Harris	Tractor Supply Company	T. Rowe Price Group
ConocoPhillips	Labcorp	Travelers	Travelers
Consolidated Edison	Lam Research	Tyson Foods	
Corning	Lowe's	United Rentals	
Corteva Agriscience	LyondellBasell	UPS	
CSX	Marathon Petroleum	Valero Energy	

General Industry			Financial Services
Danaher	Marriott International	VF Corporation	
Delta Air Lines	MasterCard	W.W. Grainger	
Discover Financial Services	McDonald's	Walt Disney	
Dollar Tree	Medtronic	Waste Management	
Dominion Energy	Moderna	Weyerhaeuser	
Dow Chemical	Mondelez	Williams Companies	
DTE Energy	Morgan Stanley Investment Mgmt	Xcel Energy	
Duke Energy	Newmont Mining		
Eaton	NextEra Energy Inc.		

CONTACT INFORMATION

Questions for the Board, any of the directors or committees of the Board should be directed to:

Marsh McLennan
c/o Corporate Secretary
1166 Avenue of the Americas
New York, New York 10036-2774

Concerns may be raised on a confidential or anonymous basis by telephone or online.
To raise a concern online or for dialing instructions, please go to ethicscomplianceline.com

HELPFUL RESOURCES

ANNUAL MEETING INFORMATION

The Proxy Statement	proxy.mmc.com
Online voting	proxyvote.com
Annual Meeting Webcast	marshmclennan.com

BOARD OF DIRECTORS

marshmclennan.com/about/leadership.html

Committee Charters	marshmclennan.com/about/corporate-governance.html
Audit Committee	
Compensation Committee	
Directors & Governance Committee	
ESG Committee	
Finance Committee	

CORPORATE GOVERNANCE DOCUMENTS

marshmclennan.com/about/corporate-governance.html

Certificate of Incorporation

Bylaws

Guidelines for Corporate Governance

MARSH MCLENNAN INFORMATION

Company website	marshmclennan.com
Executive Committee	marshmclennan.com/about-us/leadership.html
Our Code of Conduct, *The Greater Good*	integrity.mmc.com
Marsh McLennan Insights	marshmclennan.com/insights.html

ESG

Marsh McLennan 2022 ESG Report	marshmclennan.com/about/esg.html
Inclusion & Diversity	marshmclennan.com/about/culture/fostering-diversity---inclusion.html

FINANCIAL INFORMATION

The 2022 Annual Report	proxy.mmc.com
Events & Presentations	irnews.marshmclennan.com
Quarterly Earnings	irnews.marshmclennan.com
Investor Relations	irnews.marshmclennan.com

Web links throughout this document are provided for convenience only, and the content on the referenced websites does not constitute part of this proxy statement.



Marsh McLennan
1166 Avenue of the Americas
New York, NY 10036

marshmclennan.com